As filed with the Securities and Exchange Commission on October 15, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IO Biotech, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	87-0909276 (I.R.S. Employer Identification Number)

Mai-Britt Zocca

Ole Maaløes Vej 3

DK-2200 Copenhagen N

Denmark

Tel: +45 7070 2980

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Tel: (800) 677-3394

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank F. Rahmani Istvan A. Hajdu Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, CA 94104 (650) 565-7000	Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$100,000,000	$9,270

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of any additional common stock that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED OCTOBER 15, 2021

            Shares

COMMON STOCK

IO Biotech, Inc. is offering            shares of common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $         and $         per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “IOBT.”

We are an “emerging growth company” and a “smaller reporting company” under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Per Share Underwriting Discounts and Commissions	Total Proceeds to Us, Before Expenses
Initial public offering price	$	$
Underwriting Discounts and Commissions (1)	$	$
Proceeds to Us, Before Expenses	$	$

(1)	See the section entitled “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares against payment in New York, New York on or about                     , 2021.

Morgan Stanley	Jefferies	Cowen

Kempen & Co

Prospectus dated                     , 2021.

EXPLANATORY NOTE

Prior to the completion of this offering, we will consummate a corporate reorganization described under the section titled “Corporate Reorganization,” pursuant to which all of the issued and outstanding stock of IO Biotech ApS, a corporation domiciled in Denmark, will be exchanged for shares of common and preferred stock of IO Biotech, Inc. As a result of this corporate reorganization, IO Biotech ApS will become a wholly-owned subsidiary of IO Biotech, Inc., a recently formed holding company with nominal assets and no liabilities, contingencies, or commitments, which will not have conducted any operations prior to this offering other than acquiring the entire issued and outstanding stock of IO Biotech ApS. Upon the closing of this offering, the Class A stock of IO Biotech, Inc. will automatically convert into an aggregate of             shares of our common stock, and the preferred stock of IO Biotech, Inc. will automatically convert into an aggregate of            shares of our common stock.

We refer to these transactions throughout the prospectus included in this registration statement collectively as the “Corporate Reorganization.” See “Corporate Reorganization” for further detail regarding these transactions.

Except as disclosed in the accompanying prospectus, the audited financial statements for 2019 and 2020 and the notes thereto, the unaudited interim condensed financial statements as of and for the six months ended June 30, 2021 and 2020, and selected historical financial data and other financial information included in this registration statement are those of IO Biotech ApS and do not give effect to the Corporate Reorganization. The balance sheet of IO Biotech, Inc. as of October 14, 2021, included in this registration statement, does not give effect to the Corporate Reorganization. References in this prospectus to “ordinary shares” mean the class A-shares of IO Biotech ApS, and references to “preference shares” mean the class B-shares and class C-shares of IO Biotech ApS, collectively.

Shares of the common stock of IO Biotech, Inc. are being offered by the prospectus included in this registration statement.

We have not, and the underwriters have not, authorized anyone to provide you with any information other than what is provided in this prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

For investors outside the United States: Neither we, nor the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside of the United States.

Presentation of Financial and Operating Data

Unless otherwise indicated, the historical financial and operating information presented in this prospectus as of and for the years ended December 31, 2019 and 2020, and as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, is that of IO Biotech ApS.

Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.

The financial statements for the years ended December 31, 2019 and 2020, and as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, represent the operations of IO Biotech ApS. The balance sheet of IO Biotech, Inc. as of October 14, 2021, included in this registration statement, does not give effect to the Corporate Reorganization. Prior to the completion of this offering, we will consummate a corporate reorganization described under the section titled “Corporate Reorganization.” In this prospectus, we refer to this transaction as the “Corporate Reorganization.” We expect that the Corporate Reorganization will not have a material effect on our financial statements.

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Trademarks and Tradenames

The trademarks or service marks of IO Biotech ApS appearing in this prospectus are the property of IO Biotech ApS. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Industry and Market Data

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties or by us.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “IO,” “the company,” “we,” “us” and “our” refer to IO Biotech, Inc., after giving effect to the reorganization transaction described herein, the Corporate Reorganization, and to IO Biotech ApS, referred to herein as IO ApS, prior to giving effect to the Corporate Reorganization.

Overview

We are a clinical-stage biopharmaceutical company developing novel, immune-modulating cancer therapies based on our T-win technology platform. Our product candidates are designed to induce the immune system to simultaneously target and disrupt multiple pathways that regulate tumor-induced immunosuppression. We believe this represents a paradigm shift in the management of cancer and that our product candidates have the potential to become cornerstones of the treatment regimens of multiple solid tumors. Our lead product candidate, IO102-IO103, is designed to target the immunosuppressive mechanisms mediated by key immunosuppressive proteins such as Indoleamine 2,3-dehydrogenase (IDO) and programmed death ligand (PD-L1). In a single-arm Phase 1/2 clinical trial (the MM1636 trial) of 30 patients with metastatic melanoma with the primary objective to investigate safety and tolerability, secondary objective to investigate immunogenicity and tertiary objective to investigate clinical efficacy, IO102-IO103, in combination with nivolumab, demonstrated an ability to induce meaningful tumor regression and establish durable antitumor response while achieving a manageable tolerability profile for patients. The clinical efficacy endpoints in this trial include objective response (OR), progression free survival (PFS) and overall survival (OS). In this trial, we have observed a confirmed overall response rate (ORR) of 73% and a complete response (CR) rate (CRR) of 47%. Based on the results from this trial, IO102-IO103, in combination with pembrolizumab was granted Breakthrough Therapy Designation (BTD) by the U.S. Food and Drug Administration (FDA) for treatment of unresectable/metastatic melanoma and we are currently planning a potentially registrational Phase 3 trial for IO102-IO103 in combination with pembrolizumab.

Our T-win Technology Platform

Our T-win platform is a novel approach to cancer immunotherapy designed to activate naturally occurring T cells to target immunosuppressive mechanisms. Our T-win product candidates are designed to employ a dual mechanism of action: (1) direct killing of immunosuppressive cells, including both tumor cells and genetically stable cells in the tumor microenvironment (TME), that express key immunosuppressive proteins such as IDO and PD-L1, and (2) modulation of the TME into a more pro-inflammatory, anti-tumor environment. Our T-win technology is built upon our team’s deep understanding of both the TME and a tumor’s ability to evade surveillance and destruction by the immune system. Our approach is in contrast to previous methods that have sought to either block single immunosuppressive pathways or to direct the immune system against specific identified antigens expressed by tumor cells.

Our Immunotherapy Pipeline

We are developing a pipeline of product candidates that leverage our T-win technology platform to address targets within the TME. In addition to a potentially registrational Phase 3 trial in melanoma, we are planning two Phase 2 basket trials in additional solid tumors and treatment settings. Basket trials involve a single investigational drug or drug combination studied across multiple cancer populations defined by disease stage, histology, number of prior therapies, genetic or other biomarkers, or demographic characteristics. We are also developing earlier stage product candidates that target additional immunosuppression-related targets that are expressed in a broad range of solid tumors. We expect to use these earlier stage product candidates in combination with our existing pipeline candidates. Our pipeline of product candidates is summarized in the table below.

(1)	In combination with pembrolizumab
(2)	In combination with an anti-PD-1 monoclonal antibody therapy
(3)	Expected to be developed in combination with third party drugs or biologics
(4)	NSCLC = non-small cell lung cancer, UBC = urothelial bladder cancer, SCCHN = squamous cell carcinoma of the head and neck

Our Lead Product Candidate: IO102-IO103

Our lead product candidate, IO102-IO103, combines our two fully-owned, novel immunotherapeutics, IO102 and IO103, which are designed to target IDO and PD-L1 expressing cells, respectively. IDO and PD-L1 are often dysregulated and over-expressed in a wide range of solid tumors, and result in the inhibition of the body’s natural pro-inflammatory anti-tumor response within the TME. IO102-IO103 is designed to employ our novel dual mechanism of action approach, leading to killing of cells expressing IDO and PD-L1 and modulation of the TME into an enhanced pro-inflammatory environment. This is in contrast to previous approaches which have sought to block single immunosuppressive pathways or to direct the immune system against specific identified antigens expressed by tumor cells. By combining IO102 and IO103 in a single treatment regimen, we also aim to provide a synergistic effect on tumors.

On December 14, 2020, the FDA granted us BTD for IO102-IO103 in combination with an anti-programmed cell-death protein 1 (PD-1) monoclonal antibody for the treatment of patients with unresectable or metastatic melanoma based on data from the MM1636 Phase 1/2 clinical trial. BTD enables us to solicit guidance from the FDA as to how to conduct an efficient development program for IO102-IO103. The MM1636 trial is an investigator initiated, single-arm Phase 1/2 trial of 30 anti PD-1/PD-L1 naïve patients with metastatic melanoma receiving IO102-IO103 and nivolumab, an anti-PD-1 monoclonal antibody. In this trial, investigators initially observed an ORR of 80% (24 out of 30 patients); however, two of 24 patients in which a response was observed progressed before subsequent radiological confirmation, which resulted in a confirmed ORR of 73%. In addition, 47% of patients achieved a CR, or complete elimination of their tumors based on Response Evaluation Criteria in Solid Tumors (RECIST) 1.1 definitions. While a total of five patients (17%) experienced a high-grade adverse event (grade 3-5), as further discussed in the section titled “Business—Our Product Candidates—Dual Epitope IO102-IO103—Development of Dual Epitope IO102-IO103 in the First-line Setting—Tolerability,” based on the 17% discontinuation rate of treatment with both nivolumab and IO102-IO103, data from this trial suggests a manageable tolerability profile for patients. In addition, we have observed treatment-induced infiltration of CD3/CD8 T cells into the tumor site in responding patients and detected IO102+IO103-specific T cells in tumors after treatment in correlative biomarker data where this was analyzed. We are currently planning a Phase 3 potentially registrational trial for IO102-IO103 in combination with pembrolizumab, which we expect to initiate by the end of 2021. While the MM1636 trial investigates IO102-IO103 in combination with nivolumab, we have made the commercial decision to investigate IO102-IO103 in combination with pembrolizumab in the upcoming Phase 3 trial. Nivolumab and pembrolizumab are both IgG4 subclass antibodies that target the PD-1 receptor. In a comparative data analysis by Moser (Annals of Oncology 2020), researchers found no difference between the effectiveness of frontline pembrolizumab and nivolumab in patients with advanced melanoma. The Phase 3 trial will include a concurrent evaluation of the initial participants to allow for an assessment of safety, or safety run in. The pembrolizumab for this trial will be supplied by Merck & Co., Inc. (Merck) pursuant to a Clinical Trial Collaboration and Supply Agreement that we entered into in September 2021.

We plan to broaden the development of IO102-IO103 to several other first-line solid tumor indications. We intend to conduct a Phase 2 basket trial, the IOB-022 trial, that will enable us to investigate multiple first-line solid tumor indications in anti PD-1/PD-L1 treatment naïve patients with metastatic disease. This planned basket trial will investigate the safety and efficacy of IO102-IO103 in combination with pembrolizumab in non-small cell lung cancer (NSCLC) with PD-L1 ≥50%, squamous cell carcinoma of the head and neck (SCCHN), and urothelial bladder cancer (UBC). In addition to first-line cancer indications, we also plan to investigate IO102-IO103 when used before or after curatively intended surgery as a neo-adjuvant/adjuvant therapy. As with our targeted first-line cancer indications, we plan to conduct a Phase 2 basket trial, the IOB-032 trial, that will enable us to investigate multiple first-line solid tumor indications in anti PD-1/PD-L1 naïve settings focused initially on melanoma and SCCHN.

Our development of IO102-IO103 is based on our prior separate development of IO102 and IO103. IO102 is our fully-owned novel product candidate containing a single IDO-derived peptide sequence designed to engage and activate IDO-specific human T cells. This contrasts to small molecule IDO inhibitors that aim to address tumors by inhibiting IDO pathways. IDO small molecule inhibitors have shown clinical potential in combination with PD-1 antibodies in early clinical trials, but have not demonstrated the same level of efficacy in later-stage clinical trials. Our Phase 1 non-randomized trial of IO101, our first generation IDO therapy, in NSCLC resulted in proof of concept for our approach, with 47% of patients displaying clinical benefit and an OS of 26 months in the treatment arm compared to 8 months in the group receiving standard of care. There were no grade 3 or higher adverse events in this trial. IO102 is currently being evaluated in a randomized Phase 1/2 trial in combination with pembrolizumab in the first-line treatment of patients with metastatic NSCLC. IO103 is our fully-owned, novel product candidate containing a single PD-L1-derived peptide designed to engage and activate PD-L1 specific human T cells. Continued clinical development of IO102 and IO103 will be focused on their use in our dual- and multi-antigen approaches.

Our Earlier Stage Product Candidates

IO112 is our fully-owned, novel product candidate containing a single Arginase 1-derived peptide designed to engage and activate Arginase 1-specific human T cells. IO112 is designed to target T cells that recognize epitopes derived from Arginase 1, an immunoregulatory enzyme highly expressed in difficult-to-treat tumors associated with high levels of myeloid-derived suppressor cells (MDSCs) including colorectal, breast, prostate and pancreatic and ovarian cancers. Arginase overexpression is a well-documented tumor escape mechanism. We plan to file an Investigational New Drug/Clinical Trial Application (IND/CTA) for IO112 in the first half of 2022 and move into a Phase 1/2 trial in mid-2022 in combination with IO102 and IO103.

In addition to IO102, IO103 and IO112, we are evaluating additional candidates that we believe have potential for use in solid tumors. All our compounds in preclinical development are designed to target well-documented immunosuppressive molecules that are known to be overexpressed in the TME across a wide range of tumors. These targets provide additional opportunities across multiple cancer indications.

Our History and Team

We were established in December 2014 as a spin-off of the National Center for Cancer Immune Therapy at Herlev University Hospital in Denmark. We have assembled a seasoned management team and board of directors with extensive experience in developing novel oncology therapies, including advancing product candidates from preclinical research through to clinical development and ultimately to regulatory approval. Our team is led by our founder and Chief Executive Officer, Mai-Britt Zocca, Ph.D., who has close to 20 years of experience as a biotech executive. Keith Vendola, M.D., M.B.A., our Chief Financial Officer, has more than 20 years of experience in healthcare corporate finance as an executive, adviser, and investment banker working on over 50 financing and strategic transactions. Eva Ehrnrooth, M.D., Ph.D., our Chief Medical Officer, is a clinical oncologist and has more than 20 years of experience in oncology and drug development. Mads Hald Andersen, Ph.D., our scientific founder and advisor, is a Professor and director at the National Center for Cancer Immune Therapy, Herlev University Hospital and an internationally recognized immunology researcher. Muhammad Al-Hajj, Ph.D., our Chief Scientific Officer, is a well-respected scientific leader with a proven-track record in the field of immuno-oncology and expertise in translational medicine and biomarker discovery. Our board of directors has deep expertise in the fields of immuno-oncology, business and finance.

Our Strategy

To achieve our goals, we aim to leverage our T-win platform to transform cancer treatment by creating a broad portfolio of immuno-oncology therapies focused on targets within the TME.

The key elements of our strategy are to:

•	Advance our lead product candidate, IO102-IO103, toward approval in combination with anti-PD-1 therapy in first-line treatment of advanced melanoma;

•	Broaden clinical development of IO102-IO103 into other first-line solid tumors settings through basket trials in the first line metastatic and neo-adjuvant/adjuvant treatment settings;

•	Leverage our T-win technology platform to design and advance a portfolio of novel immunotherapy compounds, including IO112 and additional future product candidates;

•	Strengthen our position in the immunotherapy field through the continuous innovation and expansion of our T-win platform;

•	Maximize the value of our product candidates and pipeline by selectively entering into strategic collaborations; and

•	Build a leading immuno-oncology company while maintaining a strong culture of innovation, valuing diversity and putting patients at the center of everything we do.

Recent Developments

In satisfaction of certain investors’ funding obligations under the Class C Investment Agreement entered into in January 2021, which provided for a milestone closing in the event that we met certain development milestones before April 2022, upon the public filing of this registration statement, $84.1 million will be released from escrow to the Company.

Risk Factors Summary

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the section below titled “Risk Factors.” This summary should be read in conjunction with the section below titled “Risk Factors” and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

•	our limited operating history and history of net losses since our inception;

•	our need to obtain substantial additional funding to complete the development and commercialization of our product candidates;

•	potential dilution to our stockholders, including purchasers of common stock in this offering, and potential restrictions, due to raising additional capital;

•	the impact of a material weakness identified in our internal control over financial reporting;

•	the early stage of our development efforts;

•	the unpredictability of future trial results;

•	the difficulty in predicting the results, timing, and cost of our development of our product candidates and the likelihood of obtaining regulatory approval;

•	the risk of experiencing delays or difficulties in the enrollment and/or retention of patients in clinical trials;

•	potential changes to interim, “top-line” or preliminary results from our clinical trials as more patient data becomes available and are subject to audit and verification procedures;

•	the lengthy, time consuming, and unpredictable nature of regulatory approval processes;

•	the risk that our preclinical studies and clinical trials fail to demonstrate the safety and efficacy of our product candidates;

•	the risk that data from clinical trials conducted outside of the United States may not be accepted by regulatory authorities;

•	the risk that breakthrough therapy designation by the FDA for any product candidate may not lead to a faster development or regulatory review or approval process;

•	the impact of ongoing regulatory obligations and continued regulatory review, even if we receive regulatory approval for any of our product candidates;

•	our lack of control over the supply, regulatory status, or regulatory approval of third party drugs or biologics with which our product candidates are used in combination;

•	our lack of control over the conduct of investigator-initiated clinical trials or other clinical trials sponsored by organizations or agencies other than us;

•	the risk that we fail to develop additional product candidates;

•	the risk that we are unable to penetrate multiple markets;

•	the complex manufacture of our product candidates; and

•	the risk that our product candidates may fail to achieve market acceptance, even they receive marketing approval.

Corporate Information

We were incorporated under the laws of the State of Delaware on May 25, 2021 under the name IO Biotech, Inc. Prior to the completion of this offering, we will consummate the Corporate Reorganization, pursuant to which all of the issued and outstanding stock of IO Biotech ApS (IO ApS) will be exchanged for shares of

Class A and preferred stock of IO Biotech, Inc. As a result of this corporate reorganization, IO ApS, will become a wholly-owned subsidiary of IO Biotech, Inc. See “Corporate Reorganization” for additional information. We are a holding company. We conduct substantially all of our operations through our subsidiary. Our subsidiary, IO ApS, a corporation domiciled in Denmark, was originally incorporated in December 2014, and holds our intellectual property assets. Our executive offices are located at Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark, and our telephone number is +45 7070 2980. Our website address is iobiotech.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of being an Emerging Growth Company and a Smaller Reporting Company

The Jumpstart Our Business Startups Act (the JOBS Act) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an “emerging growth company” within the meaning of the JOBS Act. We may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, and that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act). In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

Additionally, we are a “smaller reporting company meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stocks held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stocks held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

See the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock—We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stocks less attractive to investors.”

The Offering

Common stock offered	shares

Common stock outstanding after this offering	shares

Option to purchase additional shares	shares

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $            or approximately $            if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of the offering for the continued development of IO102-IO103 in the planned Phase 3 trial in first line advanced melanoma, ongoing development of IO102-IO103 in the planned Phase 2 “basket” trials, planned development of IO112, including in a planned Phase 1/2 trial in combination with IO102 and IO103, as well as for research and development and general and administrative headcount costs, cross-program research and development activities, and other general corporate purposes and working capital.

See section titled “Use of Proceeds” for additional information.

Proposed Nasdaq Global Market trading symbol	“IOBT”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after the completion of this offering assumes that the Corporate Reorganization takes place, all of our Class A stock is converted into            shares of common stock upon the closing of this offering, and all of our outstanding convertible preferred stock is converted into            shares of common stock upon the closing of this offering and is based on            shares of our common stock outstanding as of            , 2021, and excludes:

•	shares of common stock, with a weighted-average exercise price of $ per share, issuable upon exercise of warrants outstanding as of , 2021; and

•

            shares of common stock reserved for issuance pursuant to future awards under our 2021 Equity and Incentive Plan (the 2021 Plan) or our 2021 Employee Stock Purchase Plan (the ESPP), plus any future increases in the number of shares of common stock reserved for issuance under the 2021 Plan or the ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year.

Unless otherwise indicated, all information in this prospectus assumes:

•	a for stock split of our common stock effected on , 2021

•	no issuance or exercise of outstanding warrants after ;

•	the completion of the Corporate Reorganization;

•	the conversion of all of our outstanding shares of Class A stock into an aggregate of shares of common stock upon the closing of this offering;

•	the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of shares of common stock upon the closing of this offering;

•	no exercise of the underwriters of their option to purchase up to an additional shares of our common stock; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the closing of this offering.

Summary Financial Data

You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2020 and 2019 from our audited financial statements appearing elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2021 and 2020 and the summary balance sheet as of June 30, 2021 are derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed financial statements on the same basis as the audited financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those unaudited interim condensed financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year Ended December 31,			Six Months Ended June 30,
Statement of Operations Data:	2020		2019	2021		2020
				(unaudited)
Operating expenses
Research and development		$8,464	$7,937		$12,972	$3,476
General and administrative		1,681	1,976		3,213	699

Total operating expenses		10,145	9,913		16,185	4,175

Loss from operations		(10,145)	(9,913)		(16,185)	(4,175)
Other expense, net		(1,897)	(830)		(29,291)	(1,825)

Net loss		$(12,042)	$(10,743)		(45,476)	(6,000)
Cumulative dividends on class B and C preference shares		(2,552)	(1,774)		(3,933)	(1,021)

Net loss attributable to class A ordinary shareholders		(14,594)	(12,517)		(49,409)	(7,021)

Net loss per class A ordinary share—basic and diluted(1)		$(291.88)	$(250.34)		$(988.18)	$(140.42)

Weighted-average number of shares used in computing net loss per class A ordinary share—basic and diluted(1)		50,000	50,000		50,000	50,000

Pro forma net loss per class A ordinary share—basic and diluted(1)	$			$

Weighted-average number of shares used in computing pro forma net loss per class A ordinary share—basic and diluted(1)

(1)

See Note 2 and 12 to our financial statements as of and for the years ended December 31, 2020 and 2019 and Note 2 and 12 to our unaudited interim condensed financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, respectively, appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to class A ordinary shareholders. The unaudited pro forma basic and diluted weighted-average class A ordinary shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per class A ordinary share for the year ended December 31, 2020 and for the six months ended June 30, 2021 have been prepared to give effect to the automatic conversion of all outstanding shares of convertible preference shares into class A ordinary shares as if the proposed initial public offering had occurred on the later of the beginning of each period or the issuance date of the convertible preference shares.

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$54,752	$	$
Total assets	58,534
Working capital(3)	19,541
Total liabilities	38,955
Convertible preference shares	100,888
Accumulated deficit	(83,878)
Total stockholders’ (deficit) equity	(81,309)

(1)

The pro forma balance sheet data give effect to the (i) Corporate Reorganization (ii) the automatic conversion of all outstanding shares of our Class A stock into an aggregate of              shares of our common stock upon the closing of this offering, (iii) automatic conversion of all outstanding shares of our preferred stock into an aggregate of                shares of our common stock upon the closing of this offering, and (iv) the closing of the sale and issuance of our second tranche Class C preference shares.

(2)

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of                 shares of common stock in this offering at the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $                , assuming no change in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred net losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

We are a clinical-stage biopharmaceutical company with a limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing and optimizing our technology platform, identifying potential product candidates, undertaking research, preclinical studies and clinical trials for our product candidates, establishing and enhancing our intellectual property portfolio, and providing general and administrative support for these operations. IO102-IO103 is in early clinical development and IO112 is in preclinical development, and none of our product candidates have been approved for commercial sale. We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the years ended December 31, 2019 and 2020, our net losses were $10.7 million and $12.0 million, respectively, and for the six months ended June 30, 2020 and 2021, our net losses were $6.0 million and $45.5 million, respectively. We expect that it will be several years, if ever, before we have a product candidate ready for regulatory approval and commercialization. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future as we advance our product candidates through clinical development. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant or large enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause our stockholders to lose all or part of their investment.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially during the next few years. The development of biopharmaceutical product candidates, especially immune-oncology product candidates, is capital intensive. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As of June 30, 2021, we had $54.8 million in cash and cash equivalents. Based upon our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for         . However, the expected net proceeds from this offering may not be sufficient to fund any of our product candidates through regulatory approval, and we may need to raise substantial additional capital to complete the development and commercialization of our product candidates.

We have based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, some of which are outside of our control, including:

•	the initiation, design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of our product candidates, and in particular the clinical trials for IO102-IO103;

•	the number and characteristics of product candidates that we pursue;

•

the number of clinical trials needed for regulatory approvals from the FDA, the European Commission (based on recommendation from the European Medicines Agency (EMA)), and any other regulatory authority;

•

the length of our clinical trials, including, among other things, as a result of delays in enrollment, difficulties enrolling sufficient subjects or delays or difficulties in clinical trial site initiations;

•	successfully complete ongoing pre-clinical studies and clinical trials;

•	the outcome, timing and costs of seeking regulatory approvals from the FDA, the European Commission, and any other regulatory authority;

•	the costs of manufacturing our product candidates, in particular for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;

•	the costs associated with hiring additional personnel and consultants as our preclinical, manufacturing and clinical activities increase;

•	the receipt of marketing approval and revenue received from any commercial sales of any of our product candidates, if approved;

•	the cost of commercialization activities for any of our product candidates, if approved, including marketing, sales and distribution costs;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and the financial terms of such agreements;

•	the extent to which we in-license or acquire other products and technologies;

•	the amount and timing of any payments we may be required to make pursuant to our current or future license agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	or costs associated with expanding our facilities or building out our laboratory space;

•

the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic, including any additional costs to our operations related to any future COVID-19 outbreaks; and

•	the costs of operating as a public company.

We will require additional capital to achieve our business objectives. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. Additional debt financing, if available, may involve agreements that include covenants further limiting or restricting our ability to take specific actions, such as further limitations on our ability to incur additional debt, make capital expenditures or declare dividends.

If we raise funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Prior to this offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In connection with the audit of our financial statements for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting as defined under the Securities Exchange Act of 1934, as amended (the Exchange Act) and by the Public Company Accounting Oversight Board (United States), such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates to our financial statement close process, primarily related to the lack of required finance capacity, knowledge or expertise to perform the financial statement close in a timely and accurate manner or to account for certain complex areas of U.S. Generally Accepted Accounting Principles (GAAP).

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate this material weakness. For example, we recently hired a new Chief Financial Officer. We also plan to design and implement improved processes and internal controls, including ongoing senior management review and audit committee oversight. Additionally, we plan to further develop and implement formal policies, processes and documentation procedures relating to our financial reporting, including the oversight of third-party service providers. The actions that we are taking are subject to ongoing executive management review and will also be subject to audit committee oversight. We expect to incur additional costs to remediate this material weakness, primarily external consulting fees. We cannot assure you that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiency that led to the material weakness in our internal control over financial reporting or to avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or if we identify any additional material weakness, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the U.S. Securities and Exchange Commission (the SEC), or other regulatory authorities.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

Our development efforts are in the early stages. All of our product candidates are in clinical development or in preclinical development. if we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

There is no assurance that clinical trials of IO102-IO103, or any other future clinical trials of our product candidates, will be successful or will generate positive clinical data and we may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for any of our product candidates. With have limited experience submitting INDs to the FDA. IO112 is in initial clinical development, currently being studied in an ongoing investigator initiated study. There can be no assurance that the FDA will permit any of our future INDs, including any IND for IO112, to go into effect in a timely manner or at all. Without an IND for a product candidate, we will not be permitted to conduct clinical trials in the United States of such product candidate.

Biopharmaceutical development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing our product candidates. The success in the development of our product candidates will depend on many factors, including:

•	timely and successful completion of preclinical studies;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	obtaining and maintaining patent, trademark and trade secret protection and regulator exclusivity for our product candidates and otherwise protecting our rights in our intellectual property portfolio;

•	submission of INDs and CTAs for and receipt of allowance to proceed with our planned clinical trials or other future clinical trials;

•	initiating, enrolling, and successfully completing clinical trials;

•	obtaining positive results from our preclinical studies and clinical trials that support a demonstration of efficacy, safety, and durability of effect for our product candidates;

•	receiving approvals for commercialization of our product candidates from applicable regulatory authorities;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, European Commission (based on recommendation from the EMA), and other regulatory authorities;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	maintaining a continued acceptable safety, tolerability and efficacy profile of any approved products;

•	setting acceptable prices for our product and obtaining coverage and adequate reimbursement from third-party payors;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors; manufacturing our product candidates at an acceptable cost; and

•	maintaining and growing an organization of scientists, medical and clinical professionals and business people who can develop and commercialize our products and technology.

Many of these factors are beyond our control, including the time needed to adequately complete clinical testing, the regulatory submission process and potential threats to our intellectual property rights. It is possible that none of our product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, or any other factors impacting the successful development of biopharmaceutical products, we could experience significant delays or an inability to successfully develop our product candidates, which would materially harm our business.

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance in clinical trials, including IO102-IO103, may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

The research and development of drugs and biological products is extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. The outcome of clinical testing is uncertain. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that we will ultimately be successful in our current and future clinical trials or that our product candidates will be able to receive regulatory approval. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal models. In particular, while with IO102-IO103 in combination with an anti-PD-1 monoclonal antibody has been investigated in a Phase 1/2 trial in 30 metastatic melanoma patients at University Hospital of Copenhagen, we do not know how IO102-IO103 will perform in the upcoming Phase 3 clinical trial combining IO102-IO103 with an anti-PD-1 monoclonal antibody in first line treatment of advanced melanoma patients or in other future clinical trials, including the planned Phase 2 clinical trial with IO102-IO103 in basket trials of solid tumors and any future trials of IO112. Future results of preclinical and clinical testing of our product candidates are also less certain due to the novel and relatively untested nature of the approach of our T-win technology platform. In general, clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biopharmaceutical industry, including immune-oncology companies, have suffered setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Our product candidates are based on novel technologies that target the highly immunosuppressive tumor microenvironment, which makes it difficult to predict the results, timing, and cost of product candidate development and likelihood of obtaining regulatory approval.

We have concentrated our research and development efforts on product candidates using our T-win technology platform, and our future success depends on the successful development of this approach. Our product candidates target the tumor microenvironment which is highly immunosuppressive. We have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates based on our platform technologies in clinical trials or in obtaining marketing approval thereafter, and use of our platform technologies may not ever result in marketable products. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners or establishing our own commercial manufacturing capabilities, which may prevent us from completing our clinical trials or commercializing any products on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of the FDA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be less predictable, more expensive and longer than for other, better known or extensively studied pharmaceutical or other product candidates.

There is no assurance that the approaches offered by our products will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed product candidates. Since our current product candidates and any future product candidates will represent novel approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. Accordingly, we may spend significant capital trying to obtain approval for product candidates that have an uncertain commercial market. The market for any products that we successfully develop will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture our current product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. If we do not successfully develop and commercialize products based upon our approach or find suitable and economical sources for materials used in the production of our products, we will not become profitable, which would materially and adversely affect the value of our common stock.

The immuno-oncology industry is also rapidly developing, and our competitors may introduce new technologies improving the immune response to cancer that render our technologies obsolete or less attractive. New technology could emerge at any point in the development cycle of our product candidates.

We plan to initiate clinical trials with IO102-IO103 in melanoma and other solid tumors, and our third product candidate, IO112, targets an immune resistance pathway known as Arginase 1 which is highly expressed in solid cancer indications. If our product candidates do not show any functionality in the solid tumor microenvironment our development plans, financial position, results of operations and prospects may be materially adversely affected.

While we plan to develop product candidates for use in solid tumors, including IO102-IO103 and IO112, our product candidates may not show any functionality in the solid tumor microenvironment. The cellular environment in which solid tumor cells thrive is generally hostile to T cells due to factors such as the presence of immunosuppressive cells, humoral factors and limited access to nutrients. Our product candidates may not be able to access the solid tumor, and even if they do, they may not be able to exert anti-tumor effects in a hostile tumor microenvironment. In addition, the safety profile of our product candidates may differ in a solid tumor setting. As a result, our product candidates may not demonstrate efficacy in solid tumors. If we are unable to make our product candidates function in solid tumors, our development plans, financial position, results of operations and prospects may be materially adversely affected.

We may experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, which could delay or prevent our receipt of necessary regulatory approvals.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients. Patient enrollment, which is an important factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients eligible for our clinical trials with competitors which may have ongoing clinical trials for product candidates that are under development to treat the same indications as one or more of our product candidates, or approved products for the conditions for which we are developing our product candidates.

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. In particular, enrollment for our upcoming Phase 3 potentially registrational trial may take longer than anticipated due to other monotherapies and combination therapies being investigated in the first-line setting at this time. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or comparable foreign regulatory authorities. We cannot predict how successful we will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:

•	the severity and difficulty of diagnosing the disease under investigation;

•	the eligibility and exclusion criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the design of the trial protocol;

•	the perceived risks and benefits of the product candidate in the trial, including relating to cell therapy approaches;

•

the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials for the disease or condition under investigation, including for melanoma and other cancers in a first-line setting;

•	the willingness of patients to be enrolled in our clinical trials;

•	the efforts to facilitate timely enrollment in clinical trials;

•

potential disruptions caused by the COVID-19 pandemic, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on contract research organizations (CROs) and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

Interim “top-line” and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated, and should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

The regulatory approval processes of the FDA, European Commission (based on recommendation from the EMA), and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. if we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval or other marketing authorizations by the FDA, European Commission (based on recommendation from the EMA), and comparable foreign regulatory authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for any product candidates we may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any drug product candidates in the United States until we receive regulatory approval of a biologics license application (BLA) from the FDA, and we cannot market it in the European Union (EU) or United Kingdom (UK) until we receive a marketing authorization approval (MAA) from the European Commission (based on recommendation from the EMA) or other required regulatory approval in other countries. To date, we have had only limited discussions with the FDA and European Commission (based on recommendation from the EMA) regarding clinical development programs or regulatory approval for any product candidate within the United States and EU, respectively. In addition, we have had no discussions with other comparable foreign authorities regarding clinical development programs or regulatory approval for any product candidate outside of those jurisdictions.

Prior to obtaining approval to commercialize any drug product candidate in the United States or abroad, we must demonstrate with evidence from well-controlled clinical trials, and to the satisfaction of the FDA, European Commission (based on recommendation from the EMA), or other foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, the European Commission (based on recommendation of the EMA), and other comparable foreign regulatory authorities. The FDA or European Commission (based on recommendation from the EMA) may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or after approval, or it may object to elements of our clinical development programs.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, or with our interpretation of clinical trial results;

•	we may be unable to demonstrate to the satisfaction of the FDA, EMA, or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•

the results of clinical trials may not meet the level of statistical significance required by the FDA, European Commission (based on recommendation from the EMA), or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•

the FDA, European Commission (based on recommendation from the EMA), or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, European Commission EMA, or comparable foreign authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA, European Commission (based on recommendation from the EMA), or foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval and marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

In the EU, EMA’s Committee for Advanced Therapies, (CAT), is responsible for assessing the quality, safety, and efficacy of advanced therapy medicinal products (ATMPs). ATMPs include gene therapy medicines, somatic-cell therapy medicines and tissue-engineered medicines. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a gene therapy medicinal candidate that is submitted to EMA’s Committee for Medicinal Products for Human Use (CHMP) for final adoption. In the EU, the development and evaluation of ATMPs follow relevant EU guidelines. European Commission or EMA may issue new guidelines concerning the development and marketing authorization for ATMPs and require that we comply with these new guidelines.

We have invested a significant portion of our time and financial resources in the development of our clinical and preclinical product candidates. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize IO102-IO103, IO112 and any future product candidates in a timely manner.

Even if we eventually complete clinical testing and receive approval of a BLA or other comparable foreign marketing application for IO102-IO103, IO112 or any future product candidates, the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may also approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, the FDA, European Commission (based on recommendation from the EMA), or other comparable foreign regulatory authorities and regulatory review committees described above may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent, delay or limit the scope of regulatory approval of our product candidates, limit their commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

To obtain the requisite regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are safe and effective for use in each target indication. These trials are expensive and time consuming, and their outcomes are inherently uncertain. Failures can occur at any time during the development process. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication, and most product candidates that begin clinical trials are never approved.

We may fail to demonstrate with evidence from adequate and well-controlled trials, and to the satisfaction of the FDA, European Commission (based on recommendation from the EMA), or comparable foreign regulatory authorities, that our product candidates are safe and effective for their intended uses.

Possible adverse reactions and adverse side effects that could occur with immuno-oncology treatments can be severe. For example, we have reported to FDA some serious and unexpected suspected adverse reactions from the IO102-112 trial to FDA, which involved pulmonary tuberculosis, enterocolitis, hypovolaemic shock, and diabetic ketoacidosis. Depending on an evaluation of the available data, we may decide or be required to perform additional preclinical studies or to halt or delay further clinical development of our product candidates or to limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved.

Our clinical trials could also be suspended or terminated and the FDA, EMA, or comparable foreign regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if this does not occur, reports of serious reactions could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

If our product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA, EMA, an institutional review board (IRB)/ethics committee (EC), which are local institutional boards or committees, as applicable, that review, approve and oversee basic and clinical research conducted as the institution participating in the clinical trial, or comparable foreign regulatory authorities, may also require that we suspend, discontinue, or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented further development of the product candidate.

As an organization, we have never conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop.

We will need to successfully complete clinical trials meeting requirements for approval of the FDA or comparable foreign regulatory authorities, known as pivotal trials, to market IO102-IO103, IO112, or any future product candidate. Carrying out pivotal clinical trials is a complicated process. As an organization, we have not previously conducted any later stage or pivotal clinical trials. In order to do so, we will need to expand our clinical development and regulatory capabilities, and we may be unable to recruit and train qualified personnel. We also expect to continue to rely on third parties to conduct our pivotal clinical trials. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to BLA submission and approval of IO102-IO103, IO112, or future product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.

Some data for product candidates comes from clinical trials conducted outside the United States, EU and the UK, and the FDA, EMA, or comparable foreign regulatory authorities may not accept data from such trials.

Although we believe that the patient population in the phase 1/2 trial with IO102-IO103 in combination with an anti-PD-1 monoclonal antibody in 30 metastatic melanoma patients is representative of the population for which we intend to label our IO102-103 product candidate in the United States, the trial was conducted in Europe, and we may conduct additional trials in the future outside of the United States, Europe and the UK. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA may be subject to certain conditions or may not be accepted at all. Similarly, the EMA, and other equivalent foreign regulatory authorities may not accept data from trials conducted outside their jurisdiction. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice (GCP) regulations. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the product candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements for clinical trials. In addition, such trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any comparable foreign regulatory authority will accept data from trials conducted outside of the applicable jurisdiction. If the FDA, EMA, or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Breakthrough therapy designation by the FDA for any product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive marketing approval

IO102-IO103 combined with an anti-PD-1 monoclonal antibody in first line metastatic melanoma patients has been granted breakthrough therapy designation from the FDA. We may also, in the future, apply for breakthrough therapy designation, or the equivalent thereof in foreign jurisdictions (where available), for our product candidates or programs. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate, including the breakthrough therapy designation of IO102-IO103 combined with an anti-PD-1 monoclonal antibody in first line metastatic melanoma patients, may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even after a product candidate qualifies as a breakthrough therapy, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, we may be subject to penalties or other enforcement action if we fail to comply with regulatory requirements.

If the FDA, the European Commission (based on recommendation from the EMA), or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, storage, advertising, promotion, import, export, recordkeeping, monitoring, and reporting for our product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practice requirements (cGMPs) and GCP requirements for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product.

The FDA may require a risk evaluation and mitigation strategy (REMS) in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	revision to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	imposition of a REMS, which may include distribution or use restrictions;

•	requirements to conduct additional post-market clinical trials to assess the safety of the product;

•	fines, warning letters or other regulatory enforcement action;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties;

In the EU, the European Commission (based on recommendation from the EMA) may require an equivalent risk management plan (RMP). The FDA’s, European Commission’s, EMA’s, and other comparable foreign regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We anticipate that our current product candidates and any future product candidates will be used in combination with third-party drugs or biologics, some of which are still in development, and we have limited or no control over the supply, regulatory status, or regulatory approval of such drugs or biologics.

Our T-win technology targets both immune suppressive host and tumor cells in the TME initiating a dynamic process of activating the host immune system, which response can be further exploited by concurrent or subsequent therapies as checkpoint inhibitors such as the dominant PD-1 monoclonal antibodies, pembrolizumab and nivolumab. Accordingly, it is expected that our product candidates, if approved, would be used in combination with third-party drugs or biologics. For example, IO102-IO103 in combination with an anti-PD-1 monoclonal antibody was recently investigated in a Phase 1/2 trial in 30 metastatic melanoma patients at University Hospital of Copenhagen, and we are planning a Phase 3 clinical trial, the IOB-013/KN-D18 trial, combining IO102-IO103 with an pembrolizumab in first line advanced melanoma patients. Our ability to develop and ultimately commercialize our current product candidates and any future product candidates used in combination with pembrolizumab, nivolumab, or any other checkpoint inhibitor immunotherapies will depend on our ability to access such drugs or biologics on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs or biologics on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing checkpoint inhibitor immunotherapies or other comparator therapies in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop our current product candidates and any future product candidates as commercially viable therapies. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. We are currently developing IO102-IO103 and IO112 and may develop other future product candidates for use in combination with checkpoint inhibitors and may develop IO102-IO103 and IO112, or any future product candidates for use with other therapies. The FDA, EMA, or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not our current product candidates and any future product candidates. It is also possible that trial results for our product candidates may differ significantly if our product candidates are investigated with different combination therapies in different trials - for example, if we were to investigate our product candidates with one anti-PD-1 monoclonal antibody in one trial and a different anti-PD-1 monoclonal antibody in another. Moreover, following product approval, the FDA, EMA, or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, quality, manufacturing and supply issues, and changes to the standard of care.

In the event that any of our collaborators or suppliers cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing such checkpoint inhibitor immunotherapies. Additionally, should the supply of products from any collaborator or supplier be interrupted, delayed or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source an alternative supply, or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our discovery and development on select product candidates and indications. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we believe could be pursued using our platform technologies. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If we fail to develop additional product candidates, our commercial opportunity could be limited.

We expect initially to focus on the development of our lead dual epitope IO102-IO103, as well as our third product candidate, IO112. A key part of our strategy, however, is to continue to pursue clinical development of additional product candidates utilizing our T-win technology platform. Developing, obtaining marketing approval for, and commercializing any future product candidates will require substantial additional funding beyond the net proceeds of this offering and will be subject to the risks of failure inherent in drug product development. We cannot assure you that we will be able to successfully advance any future product candidates through the development process.

Even if we obtain approval from the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities to market any future product candidates for the treatment of tumors, we cannot assure that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Difficulty in enrolling patients could delay or prevent clinical trials of our current product candidates and any future product candidates. We may find it difficult to enroll patients in our ongoing clinical trials or any subsequent trials we may conduct and our receipt of necessary regulatory approvals could be delayed or prevented.

Identifying and qualifying patients to participate in clinical studies of our current product candidates and any future product candidates is critical to our success. The timing of completion of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our current product candidates and any future product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment or patient retention due to other unforeseen factors. We may not be able to initiate or continue clinical trials for our current product candidates and any future product candidates if we are unable to locate and enroll and retain a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or comparable foreign regulatory authorities outside the United States. For example, the COVID-19 pandemic may impact our ability to initiate clinical sites and recruit, enroll and retain patients or may divert healthcare resources away from clinical trials. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our current product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates or future product candidates.

In addition to the competitive trial environment, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their cancer is either severe enough or not too advanced to include them in a study. Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.

The enrollment of patients further depends on many factors, including:

•	the size of the patient population and process for identifying patients;

•	the eligibility criteria for the clinical trial in question;

•	the availability of an appropriate screening test, as necessary;

•	the perceived risks and benefits of the product candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the design of the clinical trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents;

•	reporting of the preliminary results of any of our clinical trials; and

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our current product candidates and any future product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

If we experience delays in the completion of, or termination of, any clinical trial of our current product candidates and any future product candidates, the commercial prospects of our current product candidates and any future product candidates will be harmed, and our ability to generate product revenue from such product candidates could be delayed or prevented.

Our future growth depends, in part, on our ability to penetrate multiple markets in which we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability will depend, in part, on our ability to continue to commercialize our products and, if approved, our product candidates, in markets in the United States, Europe , the UK, and other countries where we maintain commercialization rights. As we continue to commercialize our products and begin to commercialize our product candidates, if approved, in multiple markets, we are subject to additional risks and uncertainties, including:

•	foreign currency exchange rate fluctuations and currency controls;

•	economic weakness, including inflation, or political instability in particular economies and markets;

•	uncertainties related to Brexit, including potential impacts on costs, exchange rates, flow of goods, manufacturing and operations;

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potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements, many of which vary between countries;

•	different medical practices and customs in multiple countries affecting acceptance of drugs in the marketplace;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	tariffs, trade barriers, import or export licensing requirements or other restrictive actions;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is common;

•	reduced or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations.

These and other risks associated with international operations may adversely affect our ability to attain or maintain profitable operations. Future sales of our products or our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may affect milestone payments or royalties for our products or any of our product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Manufacturing and Commercialization

The manufacture of our product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.

We have not yet manufactured or processed our product candidates on a commercial scale and may not be able to do so for any of our product candidates. We may encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process. These problems include delays or break-downs in logistics and shipping, difficulties with production costs and yields, quality control, and product testing, operator error, lack of availability of qualified personnel, as well as failure to comply with strictly enforced federal, state and foreign regulations.

Furthermore, if contaminations are discovered in our supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any of these or other issues relating to the manufacture of our product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

Manufacturing facilities also require commissioning and validation activities to demonstrate that they operate as designed, and are subject to government inspections by the FDA, EU Member States, coordinated by the EMA, and other comparable foreign regulatory authorities. If we are unable to reliably produce products to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to manufacture our products. Further, manufacturing facilities may fail to pass government inspections prior to or after the commercial launch of our product candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our current product candidates or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA, European Commission, EMA, or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our current product candidates and any future product candidates and/or jeopardize our ability to commence product sales and generate revenue.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if we obtain marketing approvals from the FDA, European Commission (based on recommendation from the EMA), or other comparable foreign regulatory agencies and are able to initiate commercialization of our clinical-stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the clinical indications for which our product candidates are approved;

•	physicians, hospitals, cancer treatment centers, and patients considering our product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, European Commission, EMA, or other comparable foreign regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA, European Commission, EMA, or other comparable foreign regulatory authorities;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer our product candidates;

•	the availability of coverage, adequate reimbursement from, and our ability to negotiate pricing with, third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts and distribution support.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our product candidates, if approved, may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates. Because we expect sales of our product candidates, if approved, to generate substantially all of our product revenue for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing. Even if our product candidates, if approved, achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

We may not be able to successfully commercialize our product candidates, if approved, due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process, with uncertain results, that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may not be available, or may be more limited than the purposes for which the product is approved by the FDA or other comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy among third-party payors for coverage and reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement are critical to a new product’s acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering the Medicare program, revises the reimbursement amounts paid to health care providers, including the Medicare Physician Fee Schedule and Hospital Outpatient Prospective Payment System, which may result in reduced Medicare payments.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed, and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

Reimbursement and healthcare payment systems vary significantly by country outside the US, and many countries have instituted price ceilings on specific products and therapies. In the EU and the UK, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU, UK or at a EU Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU and the UK, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States and the UK have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products in these countries, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the US, the EU, UK or any other jurisdiction. If we, or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

If the regulatory authorities in such jurisdictions set prices or make reimbursement criteria that are not commercially attractive for us or our collaborators, our revenues and the potential profitability of our products in those countries would be negatively affected.

If the market opportunities for any of our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

We are focused on the development of treatments for cancer. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates, including estimated incidence rates of specific forms of cancer. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

If any of our product candidates are approved for marketing and commercialization and we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we will be unable to successfully commercialize our product candidates if and when they are approved.

We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize future products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to compliantly obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product portfolios; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of these product revenue to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market any future products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Regulatory approval by the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions, or other enforcement actions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, or in a manner inconsistent with the approved labeling, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA or comparable foreign regulatory and governmental authorities, Department of Justice, Department of Health and Human Services’ (HHS) Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA or comparable foreign regulatory authority approval for desired uses or indications for our current product candidates and any future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for our products, including claims comparing our products to other companies’ products, and must abide by the FDA or a comparable foreign regulatory or governmental authority’s strict requirements regarding the content of promotion and advertising.

While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we and any third parties engaged on our behalf are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA or comparable foreign regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If we are found to have impermissibly promoted any of our current product candidates and any future product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of our products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payors based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products are subject to additional FDA requirements and restrictions on promotional statements. If after one or more of our current or future product candidates obtains marketing approval the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions our business, financial condition, results of operations, stock price and prospects will be materially harmed.

Furthermore, the use of our products for indications other than those approved by the FDA or comparable foreign regulatory authorities may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.

Even if we obtain FDA or European Commission (based on recommendation of the EMA) approval any of our product candidates in the United States or EU, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States or the European Commission (based on recommendation of the EMA) in the EU does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Risks Related to Reliance on Third Parties

Some of our product candidates may be studied in clinical trials sponsored by organizations or agencies other than us, or in investigator-initiated clinical trials, which means we will have minimal or no control over the conduct of such trials.

We have and may continue to supply and otherwise support third party research, including investigator-initiated clinical trials. Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this “Risk Factor” section relating to our internally-sponsored clinical trials, but because we are not be the sponsors of these trials, we have less control over the protocols, administration or conduct of these trials, including follow-up with patients and ongoing collection of data after treatment. The conduct or findings of these trials may have a negative impact on our development programs notwithstanding that we have little involvement or control over these trials. As a result, we are subject to additional risks associated with the way investigator-initiated trials are conducted. In particular, we may be named in lawsuits that would lead to increased costs associated with legal defense. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-initiated clinical trials could have a material adverse effect on our efforts to obtain regulatory approval for our product candidates and the public perception of our product candidates. As a result, our lack of control over the conduct and timing of and communications with the FDA and other regulatory authorities regarding investigator-sponsored trials may expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the commercial prospects for our product candidates.

We rely on third parties to conduct, supervise, and monitor our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are and expect to remain dependent on third parties to conduct our current and future preclinical studies and clinical trials. CROs that manage our preclinical studies and clinical trials as well as clinical investigators, including in investigator-initiated clinical trials, and consultants play a significant role in the conduct of our preclinical studies and clinical trials and the subsequent collection and analysis of data. The timing of the initiation and completion of these studies and trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal requirements, and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with Good Laboratory Practice (GLP) and GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of preclinical study sites, trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites, including clinical trial sites in investigator-initiated clinical trials, fail to comply with applicable GLP or GCP requirements, the data generated in our preclinical studies and clinical trials may be deemed unreliable, and the FDA, EMA, or comparable foreign regulatory authorities may require us to perform additional preclinical or clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of COVID-19, including quarantines and shelter-in-place orders. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials or investigator-initiated clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or any comparable foreign regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

We rely on third parties to manufacture our product candidates, and we expect to continue to rely on third parties for the clinical as well as any future commercial supply of our product candidates and other future product candidates. The development of our current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

We do not currently have, and we do not plan to build, the infrastructure or capability internally to manufacture current product candidates or any future product candidates for use in the conduct of our clinical trials or, if approved, for commercial supply. We rely on, and expect to continue to rely on, contract manufacturing organizations (CMOs). Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant applicable regulations such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

In complying with the manufacturing regulations of the FDA and other comparable foreign regulatory authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to inspections by the FDA, EU Member States, coordinated by the EMA, or comparable foreign regulatory authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our product candidates could suffer significant interruptions.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Any disruption, such as a fire, natural hazards or vandalism at our CMOs, or any impacts on our CMOs due to the COVID-19 pandemic, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build facilities or locate alternative suppliers and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for our product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies before we can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in our commercial supply. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing our financial stability at risk.

Our product candidates and any drugs that we may develop may compete with other product candidates and drugs for access to manufacturing facilities. There are no assurances we would be able to enter into similar commercial arrangements with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our clinical or commercial demand for any of our product candidates, we could experience delays in our planned clinical studies or commercialization. For example, the COVID-19 pandemic may impact our ability to procure sufficient supplies for the development of our current and future product candidates, and the extent of such impacts will depend on the severity and duration of the spread of the virus and the actions undertaken to contain COVID-19 or treat its effects. We could be unable to find alternative suppliers of acceptable quality and experience that can produce and supply appropriate volumes at an acceptable cost or on favorable terms. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical trials and, for any product candidates that reach approval, the commercialization of our products, which would materially adversely affect our business, financial condition and results of operation.

We depend on third-party suppliers for materials that are necessary for the conduct of preclinical studies and manufacture of our product candidates for clinical trials, and the loss of these third-party suppliers or their inability to supply us with sufficient quantities of adequate materials, or to do so at acceptable quality levels and on a timely basis, could harm our business.

Manufacturing our product candidates requires many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. Further, our product candidates are typically administered with an adjuvant, such as Montanide. We currently depend on a limited number of vendors for certain materials and equipment used in the manufacture of our product candidates. For example, we currently use facilities and equipment at external CMOs, as well as supply sources internal to the collaboration for vector supply. Our use of CMOs increases the risk of delays in production or insufficient supplies as we transfer our manufacturing technology to these CMOs and as they gain experience with our supply requirements. Some of these suppliers may not have the capacity to support clinical trials and commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment, and materials, we rely and may in the future rely on sole source vendors or a limited number of vendors. The supply of the reagents and other specialty materials and equipment that are necessary to produce our product candidates could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and we may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all. Switching suppliers or manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. If we change suppliers or manufacturers for commercial production, applicable regulatory agencies may require us to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture and market our product candidates in a timely and competitive manner, or at all. An inability to continue to source product from any of these suppliers, which could be due to a number of issues, including regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

As we continue to develop and scale our manufacturing process, we expect that we will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. We may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if we are unable to alter our process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on our business. Even if we are able to alter our process so as to use other materials or equipment, such a change may lead to a delay in our clinical development and/or commercialization plans. If such a change occurs for product candidate that is already in clinical testing, the change may require us to perform both ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. These factors could cause the delay of studies or trials, regulatory submissions, required approvals or commercialization of product candidates that we develop, cause us to incur higher costs and prevent us from commercializing our product candidates successfully.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may form or seek partnerships, collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such partnerships, collaborations, alliances or licensing arrangements.

We may form or seek partnerships or strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. For example, we have entered into a collaborative agreement with Merck pursuant to which they provide the pembrolizumab used in our “open-label”, randomized Phase 1/2 trial of IO102 in combination with pembrolizumab with or without chemotherapy as first-line treatment for patients with metastatic NSCLC. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, require us to share the data with such collaborators or restrict our ability to utilize certain data arising out of these collaboration arrangements, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy and obtain marketing approval.

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes, including contract disputes, may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

Risks Related to Our Industry and Business Operations

The outbreak of COVID-19, or similar public health crises, could have a material adverse impact on our business, financial condition and results of operations, including the execution of our planned clinical trials.

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified. This virus has since spread globally, including within the United States and while cases and hospitalization are currently on the decline in the United States, there can be no assurances they will not continue at the current rate or increase in the future especially in light of the number of variants that are emerging across the world. Governments in the United States and elsewhere have taken and are continuing to take severe measures to slow the spread of COVID-19, including requiring that certain businesses close or conduct only the minimum necessary operations. The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The extent to which COVID-19 will continue to impact our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and government measures taken in response.

Site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis for our planned clinical trials may be delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. Additionally, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and we may be unable to conduct its planned clinical trials. If the global effort to control the spread of COVID-19 and treat COVID-19 patients continues for an extended period of time, we risk a delay in activating sites and enrolling subjects as previously projected. Any such delays to our planned clinical trials for IO102-IO103 and any future clinical trials could impact the use and sufficiency of our existing cash reserves, and we may be required to raise additional capital earlier than it had previously planned. We may be unable to raise additional capital if and when needed, which may result in further delays or suspension of our development plans.

Further, infections and deaths related to COVID-19 are disrupting certain healthcare and healthcare regulatory systems globally. Such disruptions could divert healthcare resources away from, or materially delay review by, the FDA and comparable foreign regulatory agencies. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of our clinical trials or delay in regulatory review resulting from such disruptions could materially adversely affect the development and study of its product candidates.

We currently utilize third parties to, among other things, manufacture raw materials and our product candidates, components, parts, and consumables, and to perform quality testing. If either we or any third-party in the supply chain for materials used in the production of its product candidates are adversely impacted by restrictions resulting from the COVID-19 pandemic, our supply chain may be disrupted, limiting our ability to manufacture product candidates for its clinical trials.

In response to the COVID-19 pandemic, we complied with applicable regulation and limited required on-site staff to essential workers, with the balance of its employees continuing their work primarily outside of our offices. Due to shelter-in-place orders or other mandated local travel restrictions, third parties conducting clinical or manufacturing activities may not be able to access laboratory or manufacturing space, and our core activities may be significantly limited or curtailed, possibly for an extended period of time.

While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets and the trading prices of biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic, which may reduce our ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the global effort to control COVID-19 infections could materially and adversely affect our business.

The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our planned clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material adverse impact on our business, financial condition and results of operations.

Disruptions at the FDA, EMA, SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal governmental functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA, EMA, and other comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at regulatory authorities and government agencies have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies such as the EMA following its post-Brexit relocation and resulting staff changes as well as necessary COVID-19 prioritizations may also slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would still be appropriate. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The United Kingdom’s withdrawal from the EU may cause additional administrative burdens and strain on regulatory authorities in the EU, this may delay our ability to obtain regulatory approvals of our product candidates in the EU and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the EU.

The United Kingdom formally exited the EU, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period (the Transition Period), during which it continued to follow all EU rules. The Transition Period ended on December 31, 2020. On December 30, 2020, the United Kingdom and EU signed the Trade and Cooperation Agreement (TCA), which includes an agreement on free trade between the two parties. The TCA does not contain wholesale mutual recognition of regulatory regimes for pharmaceuticals as was hoped. There is mutual recognition of cGMP inspections of manufacturing facilities but it does not include reciprocal arrangements for the recognition of batch testing certification, in order to avoid unnecessary re-testing on importation of products.

There is considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and the EU’s intertwined legal regimes as to how Brexit will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials. The impact will largely depend on the model and means by which the United Kingdom’s relationship with the EU is governed post-Brexit and the extent to which the United Kingdom chooses to diverge from the EU regulatory framework. For example, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorizations and our products therefore require a separate marketing authorization to allow us to market such products in Great Britain. It is unclear as to whether the relevant authorities in the EU and the United Kingdom are adequately prepared for the additional administrative burden caused by Brexit. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from or delay us commercializing our product candidates in the United Kingdom and/or the European Economic Area (EEA) and restrict our ability to generate revenue and achieve and sustain profitability. In the short term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain.

We may be exposed to significant foreign exchange risk.

We have operations in Denmark and we incur portions of our expenses, and may in the future derive revenues, in a variety of currencies. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Fluctuations in currency exchange rates have had, and will continue to have, an impact on our results as expressed in U.S. dollars. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and other comparable foreign regulatory authorities, provide accurate information to the FDA and other comparable foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States, EU, UK, and in other jurisdictions, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. if the use of our product candidates harms patients or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.

We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claims, or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Patients with cancer and other diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our products, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may divide the attention of our management team, interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

Our future success depends on our ability to retain key members of senior management and to attract, retain and motivate qualified personnel.

Our ability to compete in the highly competitive biopharmaceutical industry depends upon our ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our management, scientific and medical personnel, including Mai Britt Zocca, Ph.D., our Chief Executive Officer, Keith Vendola, M.D., M.B.A., our Chief Financial Officer, Eva Ehrnrooth, M.D., Ph.D., our Chief Medical Officer, and Muhammad Al-Hajj, Ph.D., our Chief Scientific Officer. Our senior management may terminate their employment with us at any time and will continue to be able to do so after the closing of this offering. We do not maintain “key person” insurance for any of our employees.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of any of our product candidates, commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of members of our senior management or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our clinical development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 30, 2021 we had 19 full-time employees. As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical product development, regulatory affairs, manufacturing and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.

The development and commercialization of new products is highly competitive. We expect to compete in the segments of the pharmaceutical, biotechnology and other related markets that pursue immuno-oncology treatments. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain regulatory approval from the FDA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, if ever, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. Moreover, with the proliferation of new drugs and therapies into oncology, we expect to face increasingly intense competition as new technologies become available. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete, less competitive or uneconomical.

Other products in a similar class as some of our product candidates have already been approved and other products in the same class are further along in development. As more product candidates within a particular class of biopharmaceutical products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenue and financial condition would be materially and adversely affected.

Specifically, there are many companies that have commercialized or are developing immuno-oncology treatments for cancer including large pharmaceutical and biotechnology companies such as Amgen Inc. (Amgen), AstraZeneca plc (AstraZeneca) and its subsidiary, MedImmune, LLC (MedImmune), Bristol-Myers Squibb Company (BMS), Merck, Novartis AG (Novartis), Pfizer Inc. (Pfizer) and F. Hoffman-La Roche AG (Roche), and its subsidiary Genentech, Inc. (Genentech). In melanoma specifically, the dominant market players are nivolumab, marketed by BMS and Ono Pharmaceutical Co., Ltd. (Ono), nivolumab & ipilimumab, marketed by BMS and Ono, and pembrolizumab, marketed by Merck. We are also aware of several companies testing their compounds in combination with nivolumab or pembrolizumab. Select programs in late stage development include lymphocyte activation gene-3 (LAG-3) assets from BMS (relatlimab) and modified interleukin-2 (IL-2) assets from Nektar Therapeutics bempegaldesleukin). In earlier stage development there are also BioNTech SE (BioNTech) with NEO-PV-01 and Karyopharm Therapeutics, Inc. (Karyopharm) with selinexor.

Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that maybe necessary for, our programs.

The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

The tax authorities in the jurisdictions in which we operate may challenge our transfer pricing procedures.

We are a multinational business that operates in Denmark and other tax jurisdictions, and the tax laws of those jurisdictions generally require that royalty and other payments between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arm’s length, and that such prices are supported by contemporaneous documentation. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these jurisdictions were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income or deductions to reflect these revised transfer prices, which could result in a higher overall tax liability to us and possibly interest and penalties.

Additionally, tax authorities in the jurisdictions in which we operate may challenge our treatment of the Corporate Reorganization. No assets (either physical or intangible) are being transferred from Denmark to the U.S. pursuant to the Corporate Reorganization, nor are any existing business functions or units operating from Denmark being transferred from IO Biotech ApS to IO Biotech, Inc. as part of the Corporate Reorganization to form part of our U.S. operations. Accordingly, we do not intend to treat the Corporate Reorganization as a deemed sale of all or part of our business by IO Biotech ApS to IO Biotech, Inc. If Danish tax authorities were to disagree with our position and treat the Corporate Reorganization or any of our activities thereafter as a deemed sale, in whole or in part, of intellectual property rights and/or other assets owned by IO Biotech ApS to IO Biotech, Inc., we could be subject to a Danish tax, the current rate of which is 22%, on the gain realized calculated as the difference between the fair market value and the tax value of the assets, at the time of the deemed sale of the assets from Denmark as determined by the Danish tax authorities.

Finally, the nature of our operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries. The jurisdictions in which we operate have double tax treaties with other jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untested, can be expected to be very lengthy, and do not always contain a mandatory dispute resolution clause. In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have.

In general, tax reform efforts, including with respect to transfer pricing, will require us to continually assess our organizational structure and could lead to an increased risk of international tax disputes, an increase in our effective tax rate and an adverse effect on our financial condition.

We have net operating losses to be carried forward, which may become devalued if we do not generate sufficient future taxable income, applicable corporate tax rates are reduced or if we experience an ownership change.

Our total gross deferred tax assets as of December 31, 2020 were $5.4 million. Of that amount, $5.4 million relates to gross deferred tax assets in IO Biotech ApS. Our anticipated activities are also expected to result in future significant net operating losses in Denmark resulting in additional deferred tax assets. Utilization of most deferred tax assets is dependent on generating sufficient future taxable income in the appropriate jurisdiction and/or entity. The company has provided a valuation allowance of $5.4 million on our net deferred tax assets as of December 31, 2020, based on all available evidence, it is considered more likely than not that all the recorded deferred tax assets will not be realized in a future period. Additionally, most of our deferred tax assets are determined by reference to applicable corporate income tax rates in Denmark. Accordingly, in the event of a reduction of any such corporate income tax rates, the carrying value of certain of our deferred tax assets would decrease.

Moreover, our ability to use our net operating losses and other deferred tax assets to offset future taxable income in Denmark may be limited if we experience an ownership change. We may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside the Company’s control.

For Danish income tax purposes, an ownership change will generally occur when one, or several shareholders together, at once or successively, acquire shares representing more than 50 percent of the share capital or voting power. Although such an ownership change entails no reduction of the amount of net operating losses to be carried forward, the utilization is restricted to exclude offsetting against positive net capital income (e.g. income from interest, dividend and royalty) on net operating losses incurred in a previous income year, where the ownership differs by 50 percent (under section 12D of the Danish Corporate Tax Act). The restriction may limit future offsetting against net operating profits, when the ownership change is due to the listing on an exchange.

For U.S. federal income tax purposes, an ownership change will generally occur when the percentage of our stock (by value) owned by one or more “5% shareholders” (as defined in the U.S. Internal Revenue Code of 1986, as amended) has increased by more than 50% over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis). We anticipate that we will incur losses in the United States in the foreseeable future related to our research and development activities. Due to potential ownership changes under Section 382 of the Code, we may be limited in our ability to realize a tax benefit from the use of such losses, whether or not we attain profitability in future years.

In addition, our ability to utilize any future net operating losses may be limited by Pub. L. 115-97, enacted in 2017 and commonly known as the Tax Cuts and Jobs Act of 2017 (TCJA). Under the TCJA, the amount of our net operating losses that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself, while allowing unused net operating losses to be carried forward indefinitely.

For these reasons, a material devaluation in our deferred tax assets due to insufficient taxable income, lower corporate income tax rates or ownership change would have an adverse effect on our results of operations and financial condition.

We may be subject to current taxation on some of the income of our foreign subsidiaries even absent any cash distributions.

Because we hold directly or indirectly all of the shares of our foreign subsidiaries, including IO Biotech ApS, such subsidiaries are treated as controlled foreign corporations (CFC) for U.S. federal income tax purposes. For U.S. federal income tax purposes, IO Biotech, Inc. will therefore need to include in its taxable income each year its “global intangible low-taxed income” and IO Biotech ApS’s “subpart F income”, if any, even if no distributions are made.

Our foreign subsidiaries may directly become subject to U.S. federal income tax and be subject to a branch profits tax in the United States, which could reduce our after-tax returns and the value of our shares.

We currently intend to conduct substantially all of our businesses and operations in a manner such that our foreign subsidiaries will not be treated as engaged in a trade or business in the United States and will not be subject to additional U.S. income tax or branch profits tax. However, it is not entirely clear when a foreign subsidiary is treated as being engaged in a trade or business in the United States for U.S. federal income tax purposes. Accordingly, we cannot assure you that the Internal Revenue Service (IRS) will not contend, perhaps successfully, that our foreign subsidiaries were engaged in a trade or business in the United States or are subject to more U.S. income tax than they currently incur. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax on its income that is treated as effectively connected with the conduct of that trade or business, as well as to branch profits tax on its “dividend equivalent amount,” unless the corporation is entitled to relief under an applicable tax treaty, which is determined on an annual basis.

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, transparency laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Although we do not currently have any products on the market, our operations and current and future arrangements with investigators, healthcare professionals, customers and third-party payors, may be subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers and other parties through which we may market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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the U.S. federal Anti-Kickback Statute, a criminal law which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil False Claims Act, which can be enforced through whistleblower actions, and which, among other things, imposes significant civil penalties, treble damages, and potential exclusion from federal healthcare programs against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim resulting from a violation of the U.S. federal Anti-Kickback Statute, U.S. Federal Food, Drug and Cosmetic Act (FDCA), or other law constitutes a false or fraudulent claim for purposes of the civil False Claims Act. There is also the federal criminal False Claims Act, which is similar to the federal civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government;

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the U.S. federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against any person or entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) failing to report and return a known overpayment; or (5) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which imposes criminal and civil liability for, among other things, knowingly and wilfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and wilfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. federal Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to track and report annually to CMS information related to certain payments and other transfers of value provided to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Beginning in January 1, 2022, such obligations will include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants, and certified nurse midwives;

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analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, including information pertaining to and justifying price increases; state laws and regulations that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals, or require the tracking and reporting of gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including certain arrangements with physicians who receive stock, warrants or stock options as compensation for services provided to us, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current product candidates and any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs and biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs or biologics to be covered under Medicare Part D.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that the ACA, these new laws, and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize or product candidates, if approved.

We are subject to a variety of privacy and data security laws, and our failure to comply with them could harm our business.

We maintain a large quantity of sensitive information, including confidential business and personal information in connection with the conduct of our clinical trials and related to our employees, and we are subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, including with respect to regulatory enforcement and private litigation, which may affect our business and is expected to increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations could apply to our operations or the operations of our partners, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g. Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH and regulations promulgated thereunder. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use, or disclose, or are subject to an actual or alleged data breach regarding, individually identifiable health information in a manner that is not authorized or permitted by HIPAA.

In the EEA, we are subject to the EU General Data Protection Regulation (the EU GDPR), which took effect in May 2018. The EU GDPR governs the collection, use, disclosure, transfer or other processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), including clinical trial data, and grants individuals various data protection rights (e.g., the right to erasure of personal data). The EU GDPR imposes a number of obligations on companies, including inter alia: (i) accountability and transparency requirements, and enhanced requirements for obtaining valid consent; (ii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; and (iii) obligations to implement appropriate technical and organizational measures to safeguard personal data and to report certain personal data breaches to the supervisory authority without undue delay (and no later than 72 hours where feasible). In addition, the EU GDPR prohibits the transfer of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws unless a data transfer mechanism has been put in place. In July 2020, the Court of Justice of the EU (CJEU) limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield for purposes of international transfers and imposing further restrictions on use of the standard contractual clauses (SCCs) including, a requirement for companies to carry out a transfer privacy impact assessment, which among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. The European Commission subsequently issued new SCCs in June 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board and which are in turn relatively more onerous. The EU GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue), and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the EU GDPR. Relatedly, following the United Kingdom’s withdrawal from the EU (i.e., Brexit), and the expiry of the Brexit transition period, which ended on December 31, 2020, the EU GDPR has been implemented in the United Kingdom (as the UK GDPR). The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the UK but who process personal data in relation to the offering of goods or services to individuals in the UK, or to monitor their behavior will be subject to the UK GDPR – the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Furthermore, the laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act (the CCPA), which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (the CPRA) recently passed in California. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase our compliance costs and potential liability. Similar laws have been adopted in other states (for example Nevada,

Virginia and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Any actual or perceived failure by us to comply with applicable privacy and data security laws and regulations could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

Risks Related to Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

We rely upon a combination of patents, know-how and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.

Our success depends in large part on our ability to obtain and maintain patent protection for our T-win technology platform, product candidates and their uses, as well as our ability to operate without infringing the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. We cannot guarantee that our pending and future patent applications will result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or will effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner, including delays as a result of the COVID-19 pandemic impacting our or our licensors’ operations. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal, scientific, and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending patent applications may be challenged in patent offices in the United States and abroad. The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or our issued patents may be subject to post-grant review (PGR) proceedings, oppositions, derivations, reexaminations, interference or inter partes review proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own know-how, and if the license is not available on commercially-viable terms, then we may not be able to launch our product. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, and this scenario could materially adversely affect our business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make product candidates that are the same as or similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

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we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that directed to our product candidates or uses thereof in the United States or in other foreign countries;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

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the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these or similar events occur, they could significantly harm our business, results of operations and prospects.

If we fail to comply with our obligations imposed by any intellectual property licenses with third parties that we may need in the future, we could lose rights that are important to our business.

We may in the future require licenses to third-party technology and materials. Such licenses may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on our business and financial condition. We may rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves. Even if we acquire the right to control the prosecution, maintenance and enforcement of the licensed and sublicensed intellectual property relating to our product candidates, we may require the cooperation of our licensors and any upstream licensor, which may not be forthcoming. Therefore, we cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of our business. If we or our licensor fail to maintain such patents, or if we or our licensor lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties will also apply to patent rights we may own in the future. Further, if we fail to comply with our diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations under our license agreements, we may lose our patent rights with respect to such agreement, which would affect our patent rights worldwide.

Termination of our current or any future license agreements would reduce or eliminate our rights under these agreements and may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. Any of the foregoing could prevent us from commercializing our other product candidates, which could have a material adverse effect on our operating results and overall financial condition.

In addition, intellectual property rights that we in-license in the future may be sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently own intellectual property directed to our product candidates and other proprietary technologies, including our T-win technology platform. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

Moreover, some of our owned and in-licensed patents or patent applications or future patents may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed patents maybe subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed, misappropriated or otherwise violated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates. We cannot be certain that our product candidates and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. Third parties may assert infringement claims against us based on existing or future intellectual property rights. If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing candidate product or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing candidate product or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our investigational products or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, might assert are infringed by our current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates and other proprietary technologies we may develop, could be found to be infringed by our product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. . Our determination of the expiration date of any patent in the United States, Europe or elsewhere that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. The pharmaceutical and biotechnology industries have produced a considerable number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the European Patent Office (EPO), or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ and may employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date. Thus the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our product candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our product candidates, our business may be harmed.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Act), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In Europe, our product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Even if we are granted such extension, the duration of such extension may be less than our request. If we are unable to obtain a patent term extension, or if the term of any such extension is less than our request, the period during which we can enforce our patent rights for that product will be in effect shortened and our competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our product candidates may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or Europe. These products may compete with our product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions including European countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and current product candidates or any future product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our current product candidates or any future product candidates, including processes for their preparation and manufacture, as well as our T-win technology platform, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how, and information. We further seek to protect our potential trade secrets, proprietary know-how, and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we may in-license in the future. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions.

Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and tradenames to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and tradenames may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Risks Related to Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•	the published opinions and third-party valuations by banking and market analysts;

•	results from our ongoing clinical trials and future clinical trials with our current and future product candidates or of our competitors;

•	adverse results or delays in clinical trials;

•	failure to commercialize our product candidates;

•	unanticipated serious safety concerns related to immuno-oncology or related to the use of our product candidates;

•

changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•

any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to future product candidates or clinical development programs;

•	our failure to achieve product development goals in the timeframe we announce;

•	announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float;

•	political uncertainty and/or instability in the United States;

•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many immuno-oncology companies. Stock prices of many immuno-oncology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading prices for common stock of other biopharmaceutical companies have also been highly volatile as a result of the COVID-19 pandemic. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of June 30, 2021, our executive officers, directors, 5% stockholders and their affiliates beneficially owned approximately            % of our voting stock and, upon closing of this offering, that same group will beneficially own approximately            % of our outstanding voting stock, assuming no purchases of any shares of common stock in this offering pursuant to the contemplated directed share program or otherwise. Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. if there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. After this offering, we will have                outstanding shares of our common stock, based on the number of shares outstanding as of June 30, 2021. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and lock-up agreements, as more fully described in the section of this prospectus titled “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus, in addition to shares issuable pursuant to outstanding warrants. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the Securities Act) and various vesting agreements.

After the completion of this offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements. The underwriters of this offering may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of our capital stock;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates a state or federal court located within the state of delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law (DGCL), our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Securities Exchange Act of 1934, as amended (the Exchange Act).

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our amended and restated certificate of incorporation contains a federal forum provision which provides that unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock of $            per share as of June 30, 2021. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. See “Dilution.”

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner, we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to our 2021 Equity Incentive Plan (the 2021 Plan), our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants, which equity-based awards would also cause dilution to our stockholders. The number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to the lesser of (i)            % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of each automatic increase; or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1st. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the JOBS Act), and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we later irrevocably elect not to avail ourselves of this exemption. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1.07 billion or (3) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a “smaller reporting company meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

Investors may find our find our common stock less attractive to the extent we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

General Risk Factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act), as well as rules subsequently implemented by the SEC, and Nasdaq have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits smaller “emerging growth companies” to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Further, in connection with the audit of our financial statements for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting.

We anticipate that the process of remediating the before mentioned material weakness in our internal control over financial reporting and building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We intend to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use, or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. For example, the TCJA enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the TCJA may affect us, and certain aspects of the TCJA could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act modified certain provisions of the TCJA. In addition, it is uncertain if and to what extent various states will conform to the TCJA or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

In addition, the recent presidential and congressional elections in the United States could also result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting us and our business. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively or in ways that increase the value of our share price.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. We will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and you and other stockholders may disagree with how we spend or invest these proceeds. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our product candidates’ development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have also outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, extortion, account takeover attacks, degradation of service attacks, denial-of-service attacks, “phishing,” or social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. We have technology security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that our operations are not disrupted or that data security breaches do not occur. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected until after they occur. We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. Like all businesses we may be increasingly subject to ransomware or other malware that could significantly disrupt our business operations, or disable or interfere with necessary access to essential data or processes. Numerous recent attacks of this nature have also involved exfiltration and disclosure of sensitive or confidential personal or proprietary information, or intellectual property, when victim companies have not paid the cyber criminals substantial ransom payments. For example, any such event that leads to unauthorized access, use, disclosure, unavailability, or compromised integrity of personal or other sensitive or essential information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, increase the costs we incur to protect against such information security breaches, such as increased investment in technology, render key personnel unable to perform duties or communicate throughout the organization and otherwise subject us to fines and other liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

Our operations as a global company subject us to various risks, and our failure to manage these risks could adversely affect our business, results of operations, cash flows, financial condition and/or prospects.

We face significant operational risks as a result of doing business globally, such as:

•	fluctuations in currency exchange rates (in particular, U.S. dollars, Euros and Danish kroner);

•

potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and potential restrictions on the repatriation of earnings;

•	export restrictions, trade regulations and foreign tax laws;

•	customs clearance and shipping delays;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks are realized, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevent us from using all or a significant portion of our headquarters or other facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations (collectively, Trade Laws) prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect to continue our non-U.S. activities, which may increase over time. We expect to rely on third parties for research, preclinical studies, and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•

the timing, progress and the success of our clinical trials of IO102-IO103, IO112, and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	whether the results of our trials will be sufficient to support domestic or foreign regulatory approvals for IO102-IO103, IO112 or any other product candidates we may develop;

•	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

•	our ability to obtain, including on an expedited basis, and maintain regulatory approval of IO102-IO103, IO112 or any other product candidates we may develop;

•	the outcomes of our preclinical studies;

•	our ability to enroll patients in our clinical trials at the pace that we project;

•	our ability to establish and conduct our clinical programs on our expected timelines;

•	the costs of development of any of our product candidates or clinical development programs;

•	our expectation about the period of time over which our existing capital resources and the net proceeds from this offering will be sufficient to fund our operating expenses and capital expenditures;

•	the potential attributes and clinical benefits of the use of IO102-IO103, IO112 or any other product candidate, if approved;

•	our ability to successfully commercialize IO102-IO103, IO112 or any other product candidates we may identify and pursue, if approved;

•	our ability to successfully establish or maintain collaborations or strategic relationships for our product candidates;

•	the rate and degree of market acceptance of IO102-IO103, IO112 or any other product candidates we may identify and pursue;

•	our ability to obtain orphan drug designation, BTD, accelerated or other approval for any of our product candidates we may identify;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•

our ability to manufacture, including through CMOs, IO102-IO103, IO112 or any other product candidate in conformity with the FDA’s requirements and the requirements of other applicable regulatory authorities;

•	our ability to successfully build a sales force and commercial infrastructure;

•	our ability to compete with companies currently producing or engaged in the clinical development of treatments for the disease indications that we pursue and treatment modalities that we develop;

•	our reliance on third parties to conduct our clinical trials;

•	our reliance on third-party CMOs to manufacture and supply our product candidates for us;

•	our ability to retain and recruit key personnel;

•	our ability to obtain and maintain intellectual property protection for IO102-IO103, IO112 or any other product candidates we may identify and pursue;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance;

•	the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations;

•	the impact of laws and regulations, including legislative developments; and

•	developments and projections relating to our competitors or our industry.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus and, although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to use from this offering will be approximately $             , based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their option to purchase additional common stock in this offering, we estimate that our net proceeds will be approximately $            , based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1 million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds from this offering by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

We intend to use the net proceeds of this offering as follows:

•	approximately $ million to fund the continued development of IO102-IO103 in the planned Phase 3 trial in first line advanced melanoma;

•	approximately $ million to fund ongoing development of IO102-IO103 in the planned Phase 2 “basket” trials;

•	approximately $ million to fund planned development of IO112, including in a planned Phase 1/2 trial in combination with IO102 and IO103; and

•	the remainder for research and development and general and administrative headcount costs, cross-program research and development activities, and other general corporate purposes and working capital.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through             . The net proceeds of this offering, together with our existing cash and cash equivalents, will not be sufficient to complete development of IO102-IO103, IO112 or any other product candidate, and we will need to raise substantial additional capital to complete the development and commercialization of any product candidate.

Pending our use of the net proceeds from this offering, we intend to investor our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. We cannot predict with certainty all of the particular uses for the net proceeds from this offering or that amounts that we will actually spend on the uses set forth above. The amount and timing of our actual expenditures will depend on numerous factors, including the results of our research and development efforts, the timing and outcome of any ongoing or future clinical studies, and the timing and outcome of regulatory submissions. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions and other factors our board of directors may deem relevant.

CORPORATE REORGANIZATION

IO ApS

Currently, the capital structure of IO ApS consists of three classes of equity interests: class A ordinary shares, class B preference shares and class C preference shares.

Corporate Reorganization

Prior to the completion of this offering, we intend to engage in a series of transactions, which we refer to collectively as the Corporate Reorganization. As a result of the Corporate Reorganization, IO ApS will become a wholly-owned subsidiary of IO Biotech, Inc. and our consolidated financial statements will be reported from IO Biotech, Inc. IO Biotech is recently formed holding company with nominal assets and no liabilities, contingencies, or commitments, which will not have conducted any operations prior to this offering other than acquiring the entire issued and outstanding stock of IO Biotech ApS. We, IO ApS, and the holders of all of the issued and outstanding equity interests of IO ApS have entered into a Share Contribution and Exchange Agreement, dated as of             , 2021, pursuant to which the Corporate Reorganization will be effected.

In May 2021, we formed IO Biotech, Inc. as a stand-alone entity. In the period from May 2021 to October 14, 2021, the company has been dormant. We believe the remaining steps to the Corporate Reorganization will include:

•	Each holder of IO ApS equity interests shall contribute, transfer, grant, assign and deliver to us all of its right, title and interest in and to all IO ApS equity interests owned by such holder;

•	In exchange for each IO ApS class A share contributed by a holder, we will issue to such holder one share of our Class A stock;

•	In exchange for each IO ApS class B preference share contributed by a holder, we will issue to such holder one share of our Series B preferred stock;

•	In exchange for each IO ApS class C preference share contributed by a holder, we will issue to such holder one share of our Series C preferred stock;

•	In exchange for each warrant to purchase an IO ApS class A share contributed by a holder, we will issue to such holder a warrant to purchase a share of our Class A stock; and

•	Any other steps necessary to affect our consolidated financial statements being reported from IO Biotech, Inc. going forward after the Corporate Reorganization.

Upon the closing of the offering, the issued and outstanding shares of our Class A stock will then be converted into an aggregate of              shares of our common stock, and the issued and outstanding shares of our Series B preferred stock and Series C preferred stock will then be converted into an aggregate of              shares of our common stock, after which holders of all of the issued and outstanding equity interest of IO ApS will have received 100% of our outstanding common stock upon the closing of the offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the Corporate Reorganization, (ii) the automatic conversion of all outstanding shares of our Class A stock into an aggregate of              shares of our common stock as if such conversion had occurred on June 30, 2021, (iii) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of our common stock as if such conversion had occurred on June 30, 2021, (iv) the closing of the sale and issuance of our second tranche Class C preference shares and (v) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of the offering determined at pricing. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2021
	Actual	Pro forma		Pro forma As Adjusted
Cash and cash equivalents	$54,752	$		$

Convertible preference shares:
Class B preference shares, $0.16 par value; 584,583 shares, authorized, issued and outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	$37,906		$—		$—
Class C preference shares, $0.16 par value; 1,263,804 shares authorized and 541,345 shares issued and outstanding actual; no shares outstanding, pro forma and pro forma as adjusted	$62,982		—		—
Stockholders’ (deficit) equity:
Preferred stock, par value $0.001; no shares authorized, issued and outstanding actual; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—		—		—
Class A ordinary shares, par value of $0.16 per share; 50,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	8		—		—
Common Stock, par value $0.001; no shares authorized, issued and outstanding actual; shares authorized, shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	1,139
Accumulated other comprehensive loss	1,422
Accumulated deficit	(83,878)

Total stockholders’ (deficit) equity	(81,309)

Total capitalization	$19,579	$		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $             million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock issued and outstanding pro forma and pro forma as adjusted in the table above is based on              shares of common stock (including our Class A stock and convertible preferred stock on an as-converted basis) outstanding as of June 30, 2021, and excludes:

•	shares of common stock issuable upon exercise of outstanding warrants issued as of June 30, 2021, at a weighted-average exercise price of $ per share; and

•

             shares of common stock reserved for issuance pursuant to future awards under the 2021 Plan or the ESPP, plus any future increases in the number of shares of common stock reserved for issuance under the 2021 Plan or the ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) per share as of June 30, 2021 is determined by dividing our total tangible assets less our total liabilities and convertible preference shares, which are not included within stockholders’ equity (deficit), by the number of shares of common stock outstanding as of such date. Our historical net tangible book value (deficit) was ($81.3 million), or ($1,626.18) per share as of June 30, 2021.

Our pro forma net tangible book value (deficit) as of June 30, 2021 was $             million, or $             per share. Our pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2021, assuming (i) the Corporate Reorganization (ii) the automatic conversion of all outstanding shares of our Class A stock into an aggregate of              shares of our common stock, which conversion will occur upon the closing of this offering, (iii) the automatic conversion of all outstanding convertible preference shares into an aggregate of              shares of common stock, which conversion will occur upon the closing of this offering, and (iv) the closing of the sale and issuance of our second tranche Class C preference shares.

Our pro forma as adjusted net tangible book value (deficit) represents our pro forma net tangible book (deficit) value, plus the effect of the sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2021	$
Increase per share attributable to the pro forma adjustments described above	$

Pro forma net tangible book value per share as of June 30, 2021, before giving effect to this offering
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $             million, or $             per share, and dilution per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $             million, or $             per share and would increase or decrease, as applicable, dilution per share to investors in this offering by $             per share, assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share and would be decreased or increased, as applicable, accordingly by $             per share; the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share; and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table shows, as of June 30, 2021, on a pro forma as adjusted basis described above (but before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preference shares, cash received from the exercise of warrants, and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares purchased			Total consideration
	Number	Percentage		Amount	Percentage		Average price per share
Existing stockholders			%	$		%	$
New investors

Total		100%			100%		$

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value (deficit) calculations) are based on              shares of common stock (including our Class A stock and convertible preferred stock on an as converted basis) outstanding as of             , and excludes:

•	shares of common stock issuable upon exercise of outstanding warrants issued as of June 30, 2021, at a weighted-average exercise price of $ per share; and

•

             shares of common stock reserved for issuance pursuant to future awards under the 2021 Plan or the ESPP, plus any future increases in the number of shares of common stock reserved for issuance under the 2021 Plan or the ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year.

To the extent that any outstanding warrants are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock or convertible debt in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth at the end of this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward- looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We are a clinical-stage biopharmaceutical company developing novel, immune-modulating cancer therapies based on our T-win technology platform. Our product candidates are designed to induce the immune system to simultaneously target and disrupt multiple pathways that regulate tumor-induced immunosuppression. We believe this represents a paradigm shift in the management of cancer and that our product candidates have the potential to become cornerstones of the treatment regimens of multiple solid tumors. Our lead product candidate, IO102-IO103, is designed to target the immunosuppressive mechanisms mediated by key immunosuppressive proteins such as IDO and PD-L1. In a Phase 1/2 clinical trial of 30 patients with metastatic melanoma, IO102-IO103, in combination with nivolumab, demonstrated an ability to induce meaningful tumor regression and establish durable antitumor response while achieving a manageable tolerability profile for patients. In this trial, we observed a confirmed ORR of 73% and a CR rate of 47%. Based on the results from this trial, IO102-IO103, in combination with pembrolizumab was granted BTD by the FDA for treatment of unresectable/metastatic melanoma and we are currently planning a potentially registrational Phase 3 trial for IO102-IO103.

Our ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Our operations to date have been financed primarily by aggregate net proceeds of $101.2 million from the issuance of convertible preference shares, convertible notes and ordinary shares, including the issuance of 505,520 Class C convertible preference shares for gross proceeds of $61.5 million in January 2021 and the issuance of 35,825 Class C convertible preference shares for net proceeds of $4.2 million in March 2021. As a result of entering into a collaboration agreement with Merck in September 2021, the number of class C preference shares issued in March 2021 was adjusted downward to 32,568 class C preference shares. Since inception, we have had significant operating losses. Our net loss was $45.5 for the six months ended June 30, 2021 and $12.0 million and $10.7 million for the years ended December 31, 2020 and 2019, respectively. As of June 30, 2021, we had an accumulated deficit of $83.9 million and $54.8 million in cash and cash equivalents.

Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, as well as hire additional personnel, pay fees to outside consultants, lawyers and accountants, and incur other increased costs associated with being a public company. In addition, if and when we seek and obtain regulatory approval to commercialize any product candidate, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Based upon our current operating plan, we believe that the net proceeds from this offering together with our existing cash and cash equivalents of $54.8 million as of June 30, 2021, and the $84.1 million of gross proceeds from the sale and issuance of our second tranche Class C preference shares in October 2021, will be sufficient to continue funding our development activities through                . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured.

To date, we have not had any products approved for sale and, therefore, have not generated any product revenue. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In order to mitigate the spread of COVID-19, governments have imposed unprecedented restrictions on business operations, travel and gatherings, resulting in a global economic downturn and other adverse economic and societal impacts. The COVID-19 pandemic has also overwhelmed or otherwise led to changes in the operations of many healthcare facilities, including clinical trial sites. While we are considered an essential business under applicable regulations and continue to operate, the impacts of the COVID-19 pandemic initially placed significant strain on our clinical trial sites, have raised concerns around monitoring patient safety, and caused enrollment to slow in the Phase 2 portion of the ongoing Phase 2 clinical trial of IO102. We are continuing to work closely with our clinical partners and have taken steps as necessary to adjust our protocols and timelines due to the impact of the COVID-19 pandemic. The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the scope and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. The extent to which the COVID-19 pandemic may continue to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope and duration of the pandemic, the extent and effectiveness of government restrictions and other actions, including relief measures, implemented to address the impact of the pandemic, and resulting economic impacts. We are unable to determine the extent of the impact of the pandemic on our clinical trials, operations and financial condition going forward. These developments are highly uncertain and unpredictable, and may materially adversely affect our financial position and results of operations.

Components of Operating Results

Operating Expenses

Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative costs.

Research and Development

Our research and development expenses consist primarily of costs incurred for the development of our product candidates and our drug discovery efforts, which include:

•	personnel costs, which include salaries, benefits and equity-based compensation expense;

•	expenses incurred under agreements with outside consultants and advisors, including their fees and related travel expenses;

•

expenses incurred under agreements with third parties, including contract research organizations (CROs) that conduct research, preclinical activities and clinical trials on our behalf as well as contract manufacturing organizations, (CMOs) that manufacture our product candidates for use in our preclinical and clinical trials and perform chemistry, manufacturing and control activities (CMC);

•	laboratory and vendor expenses related to the execution of preclinical studies and planned and ongoing clinical trials;

•	expenses related to research conducted by institutions, universities and hospitals as part of collaborations;

•

filing and maintenance of patents and intellectual property rights, including payment to third parties for assignment of patent rights and licensing fees and milestone payments incurred under product license agreements where no alternative future use exists;

•	laboratory supplies and equipment used for internal research and development activities; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers.

From time to time, we obtain grants from public and private funds for our research and development projects. The grant income for a given period is recognized as a cost reimbursement and is typically based on the time and the costs that we have spent on the specific project during that period.

We have historically met the requirements to receive a tax credit in Denmark of up to 5.5 million Danish Kroner per year for losses resulting from research and development costs of up to 25 million Danish Kroner per year. The tax credit is presented as a reduction to research and development expense in the statements of operations.

We use our personnel and infrastructure resources across multiple research and development programs directed toward identifying and developing product candidates. We generally have not tracked our research and development expenses on a program-by-program basis. Substantially all of our direct research and development expenses in the years ended December 31, 2020 and 2019 were on IO102-IO103 and consisted primarily of external costs, such as consultants, third-party contract organizations that conduct research and development activities on our behalf, costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers, and laboratory and vendor expenses related to the execution of our ongoing and planned preclinical studies and clinical trials.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in conducting clinical trials, manufacturing and otherwise advancing our programs. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain.

Because of the numerous risks and uncertainties associated with product development and the current stage of development of our product candidates and programs, we cannot reasonably estimate or know the nature, timing and estimated costs necessary to complete the remainder of the development of our product candidates or programs. We are also unable to predict if, when, or to what extent we will obtain approval and generate revenues from the commercialization and sale of our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

•	successful completion of preclinical studies and of clinical trials for IO102-IO103, IO112, and our other current product candidates and any future product candidates;

•	successful enrollment and completion of our planned Phase 3 clinical trial for IO102-IO103, Phase 2 IO102-IO103 basket trials, and any clinical trials for future product candidates;

•	data from our clinical programs that support an acceptable risk-benefit profile of our product candidates in the intended patient populations;

•

acceptance by the FDA, regulatory authorities in Europe, or other regulatory agencies of the IND applications, clinical trial applications and/or other regulatory filings for IO102-IO103, IO112, and our other current product candidates and any future product candidates;

•	expansion and maintenance of a workforce of experienced scientists and others to continue to develop our product candidates;

•	successful application for and receipt of marketing approvals from applicable regulatory authorities;

•	obtainment and maintenance of intellectual property protection and regulatory exclusivity for our product candidates;

•	arrangements with third-party manufacturers for, or establishment of, commercial manufacturing capabilities;

•	establishment of sales, marketing and distribution capabilities and successful launch of commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effective competition with other therapies;

•	obtainment and maintenance of coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•	maintenance, enforcement, defense and protection of our rights in our intellectual property portfolio;

•	avoidance of infringement, misappropriation or other violations with respect to others’ intellectual property or proprietary rights; and

•	maintenance of a continued acceptable safety profile of our products following receipt of any marketing approvals.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase for the foreseeable future as we continue to implement our business strategy, which includes advancing IO102-IO103 through clinical development and other product candidates further into clinical development, expanding our research and development efforts, including hiring additional personnel to support our research and development efforts, and seeking regulatory approvals for our product candidates that successfully complete clinical trials. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, depreciation expense and other expenses for outside professional services, including legal fees relating to patent and corporate matters, human resources, audit and accounting services and facility-related fees not otherwise included in research and development expenses. Personnel costs consist of salaries, benefits and equity-based compensation expense, for our personnel in executive, finance and accounting, business operations and other administrative functions. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, increased costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel, fees to outside consultants, lawyers and accountants, and increased costs associated with being a public company such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums and investor relations costs.

Other Expense, Net

Our other expense, net is comprised of:

•	Foreign exchange: Our functional currency is the Euro. Transactions denominated in currencies other than the Euro result in exchange gains and losses that are recorded in our statements of operations.

•

Fair value adjustments on convertible notes: We have elected to account for our convertible notes at fair value, with corresponding adjustments to fair value accounted for as gains and losses in our statements of operations.

•	Interest expense: For the years ended December 31, 2020 and 2019, we incurred interest expense on account balances with banks and vendors.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

The following sets forth our results of operations:

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percent
	(in thousands)
Operating expenses
Research and development	$12,972	$3,476	$9,496	273.2%
General and administrative	3,213	699	2,514	359.7%

Total operating expenses	16,185	4,175	12,010	287.7%

Loss from operations	(16,185)	(4,175)	(12,010)	287.7%
Other expense, net	(29,291)	(1,825)	(27,466)	1,505.0%

Net loss	$(45,476)	$(6,000)	$(39,476)	657.9%

Research and Development Expenses

Research and development expenses were comprised of:

	Six Months Ended June 30,
	2021	2020	Change
	(in thousands)
Preclinical studies and clinical trial-related activities	$8,140	$2,505	$5,635
Chemistry, manufacturing and control	1,854	427	1,427
Personnel	2,645	1,003	1,642
Consultants and other costs	333	(459)	792

Total research and development expenses	$12,972	$3,476	$9,496

Research and development expenses were $13.0 million for the six months ended June 30, 2021, compared to $3.5 million for the six months ended June 30, 2020. The increase of $9.5 million was primarily related to an increase in costs for clinical trial-related activities for our IO102-IO103 product candidate, including the completion of our Phase 1/2 clinical studies, of $5.6 million, an increase in chemistry, manufacturing and control, or CMC, activities of $1.4 million as well as an increase in personnel costs of $1.6 million primarily related to an increase in headcount and related recruiting costs.

General and Administrative Expenses

General and administrative expenses were comprised of:

	Six Months Ended June 30,
	2021	2020	Change
	(in thousands)
Personnel	$470	$234	$236
Professional services	1,761	287	1,474
Consultants and other costs	982	178	804

Total general and administrative expenses	$3,213	$699	$2,514

General and administrative expenses were $3.2 million for the six months ended June 30, 2021, compared to $0.7 million for the six months ended June 30, 2020. The increase of $2.5 million was primarily related to an increase in professional services related primarily to corporate legal fees and audit and tax fees and other consulting costs in support of our growth.

Other Expense, Net

Other expense, net for the six months ended June 30, 2021 and 2020 were a net expense of $29.3 million and $1.8 million, respectively. The increase of $27.5 million was due to the following:

•	Net foreign exchange gains were $0.3 million for the six months ended June 30, 2021 and $0.1 million for the six months ended June 30, 2020.

•

Fair value adjustments on preferred stock tranche obligations were $29.5 million for the six months ended June 30, 2021. Fair value adjustments on our convertible notes were losses of $1.9 million for the six months ended June 30, 2020.

Comparison of the Years Ended December 31, 2020 and 2019

The following sets forth our results of operations:

	Year Ended December 31,		Change
	2020	2019	Amount	Percent
	(in thousands)
Operating expenses
Research and development	$8,464	$7,937	$527	6.6%
General and administrative	1,681	1,976	(295)	(14.9)%

Total operating expenses	10,145	9,913	232	2.3%

Loss from operations	(10,145)	(9,913)	(232)	2.3%
Other expense, net	(1,897)	(830)	(1,067)	128.6%

Net loss	$(12,042)	$(10,743)	$(1,299)	12.1%

Research and Development Expenses

Research and development expenses were comprised of:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Preclinical studies and clinical trial-related activities	$4,815	$4,246	$569
Chemistry, manufacturing and control	1,497	2,019	(522)
Personnel	2,046	1,990	56
Consultants and other costs	106	(318)	424

Total research and development expenses	$8,464	$7,937	$527

Research and development expenses were $8.5 million for the year ended December 31, 2020, compared to $7.9 million for the year ended December 31, 2019. The increase of $0.6 million was primarily related to an increase in costs for clinical trial-related activities for our IO102-IO103 product candidate, including the completion of our Phase 1/2 clinical studies.

General and Administrative Expenses

General and administrative expenses were comprised of:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Personnel	$515	$591	$(76)
Professional services	846	670	176
Consultants and other costs	320	715	(395)

Total general and administrative expenses	$1,681	$1,976	$(295)

General and administrative expenses were $1.7 million for the year ended December 31, 2020, compared to $2.0 million for the year ended December 31, 2019. The decrease of $0.3 million was primarily related to a reduction in travel expenses related to conferences and business activities.

Other Expense, Net

Other expense, net for the years ended December 31, 2020 and 2019 were a net expense of $1.9 million and $0.8 million, respectively. The increase of $1.1 million was due to the following:

•	Net foreign exchange gains were $114,000 for the year ended December 31, 2020 and net foreign exchange losses were $43,000 for the year ended December 31, 2019.

•	Fair value adjustments on our convertible notes were losses of $2.0 million and $0.8 million for the years ended December 31, 2020 and 2019, respectively.

Liquidity and Capital Resources

Sources of Liquidity

Our operations to date have been financed primarily by aggregate net proceeds of $101.2 million from the issuance of convertible preference shares, convertible notes and class A ordinary shares, including the issuance of 505,520 shares of Class C convertible preference shares for $61.5 million in January 2021 and the issuance of 35,825 shares of Class C convertible preference shares for $4.2 million in March 2021. As a result of entering into a collaboration agreement with Merck in September 2021, the number of class C preference shares issued in March 2021 was adjusted downward to 32,568 class C preference shares. Since inception, we have had significant operating losses. Our net loss was $45.5 for the six months ended June 30, 2021 and $12.0 million and $10.7 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of $83.9 million and $54.8 million in cash and cash equivalents. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

We currently expect that our cash and cash equivalents of $54.8 million as of June 30, 2021, together with $84.1 million of gross proceeds from the issuance of second tranche Class C convertible preference shares in October 2021, together with the proceeds of this offering, will be sufficient to fund our operating expenses and capital requirements through                . However, additional funding will be necessary to fund our future clinical and pre-clinical activities and we do not currently have any. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects and our ability to continue operations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)		(in thousands)
Net cash used in operating activities	$(13,293)	$(4,700)	$(9,956)	$(8,891)
Net cash used in investing activities	—	—	—	—
Net cash provided by (used in) financing activities	65,408	(4)	5,102	9,014

Net increase in cash and cash equivalents	$52,115	$(4,704)	$(4,854)	$123

Net Cash Used in Operating Activities

Cash used in operating activities of $13.3 million during the six months ended June 30, 2021 was primarily attributable to our net loss of $45.5 million, partially offset by non-cash items of $29.5 million principally with respect to fair value adjustments on our convertible notes and a net decrease of $3.0 million in our working capital accounts.

Cash used in operating activities of $4.7 million during the six months ended June 30, 2020 was primarily attributable to our net loss of $6.0 million, partially offset by non-cash items of $2.0 million principally with respect to fair value adjustments on our convertible notes.

Cash used in operating activities of $10.0 million during the year ended December 31, 2020 was primarily attributable to our net loss of $12.0 million, partially offset by non-cash items of $1.9 million principally with respect to fair value adjustments on our convertible notes and a net decrease of $0.1 million in our working capital accounts.

Cash used in operating activities of $8.9 million during the year ended December 31, 2019 was attributable to our net loss of $10.7 million, partially offset by non-cash items of $1.0 million principally with respect to fair value adjustments on our convertible notes and a net decrease of $0.9 million in our working capital.

Net Cash Used in Investing Activities

We had no investing activities in the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the six months ended June 30, 2021 was $65.4 million comprised of net proceeds from the sale and issuance of our class C convertible preference shares in January and March 2021.

There was no cash provided by financing activities for the six months ended June 30, 2020.

Cash provided by financing activities for the year ended December 31, 2020 was $5.1 million comprised of net proceeds from the sale and issuance of our class B convertible preference shares in July 2020.

Cash provided by financing activities for the year ended December 31, 2019 was $9.0 million comprised of net proceeds from the issuance of convertible notes in July 2019.

Funding Requirements

Any product candidates we may develop may never achieve commercialization and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses; costs related to third-party clinical research, manufacturing and development services; costs relating to the build-out of our headquarters and other offices, our laboratories and our manufacturing facility; license payments or milestone obligations that may arise; laboratory expenses and costs for related supplies; clinical costs; manufacturing costs; legal and other regulatory expenses and general overhead costs.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents of $54.8 million as of June 30, 2021, and the $84.1 million of gross proceeds from the sale and issuance of our second tranche Class C preference shares in October 2021, will be sufficient to continue funding our development activities through                 . To finance our operations beyond that point we will need to raise additional capital, which cannot be assured. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the progress, costs and results of our ongoing and planned clinical trials of IO102-IO103, as well as our planned trials for our other product candidates;

•

the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our product candidates, including our ongoing clinical trials of IO102-IO103;

•	the impacts of the COVID-19 pandemic;

•	the number of, and development requirements for, other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to enter into contract manufacturing arrangements for supply of active pharmaceutical ingredient, or API, and manufacture of our product candidates and the terms of such arrangements;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the payment or receipt of milestones and receipt of other collaboration-based revenues, if any;

•

the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our product candidates for which we may receive marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, product candidates, technologies or data referencing rights;

•	enrollment for our upcoming Phase 3 registration trial, the IOB-013/KN-D18 trial;

•	the ability to receive additional non-dilutive funding, including grants from organizations, public institutions and foundations;

•

addition of operational, financial and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts and our transition to a public company; and

•	the costs of operating as a public company.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with third-party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice of 30 to 90 days, and therefore, we believe that our non-cancelable obligations under these agreements are not material and we cannot reasonably estimate the timing of if and when they will occur. However, in the event of a termination of any contracts with CROs or other institutions and with respect to active patients enrolled in our clinical trials, we may be financially obligated for a period beyond the contractual termination notice periods. As of June 30, 2021, we had commitments of approximately $5.0 million with CROs and other institutions for the ongoing clinical trial services due within approximately 21 months. Additionally, upon the completion of this offering, we will be obligated to make payments to Herlev in the aggregate amount of approximately DKK 15.2 million (which is approximately $2.5 million based on the exchange rate of DKK 6.08 to one U.S. dollar on December 31, 2020).

We may also enter into additional research, manufacturing, supplier, lease and other agreements in the future, which may require up-front payments and even long-term commitments of cash.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Going Concern

Our evaluation of our ability to continue as a going concern requires us to evaluate our future sources and uses of cash sufficient to fund our currently expected operations in conducting research and development activities one year from the date our financial statements are issued. We evaluate the probability associated with each source and use of cash resources in making our going concern determination. The research and development of pharmaceutical products is inherently subject to uncertainty.

Research and Development Costs

We incur substantial expenses associated with clinical trials. Accounting for clinical trials relating to activities performed by CMO’s, CRO’s and other external vendors requires management to exercise significant estimates in regard to the timing and accounting for these expenses. We estimate costs of research and development activities conducted by service providers, which include, the conduct of sponsored research, pass-through costs, preclinical studies and contract manufacturing activities. The diverse nature of services being provided under CRO and other arrangements, the different compensation arrangements that exist for each type of service and the lack of timely information related to certain clinical activities complicates the estimation of accruals for services rendered by CROs and other vendors in connection with clinical trials. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in the accrued and other current liabilities or prepaid expenses on the balance sheets and within research and development expense on the statements of operations. In estimating the duration of a clinical study, we evaluate the start-up, treatment and wrap-up periods, compensation arrangements and services rendered attributable to each clinical trial and fluctuations are regularly tested against payment plans and trial completion assumptions.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions, CMO’s and CROs that may be used to conduct and manage clinical trials, chemistry and testing and manufacturing services on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

Equity-based Compensation

Prior to this offering, we issued equity-based compensation awards through the granting of warrants, which generally vest over a four-year period. We did not grant any warrants during the six months ended June 30, 2021 and the years ended December 31, 2020 and 2019. In July and August 2021, we granted 196,198 warrants with an exercise price of $69.54 to certain employees, board members and advisors. We account for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). In accordance with ASC 718, compensation cost is measured at estimated fair value and is included as compensation expense over the vesting period during which service is provided in exchange for the award.

We use a Black-Scholes option pricing model to determine fair value of our warrants. The Black-Scholes option pricing model includes various assumptions, including the fair value of class A ordinary shares, expected life of warrants, the expected volatility and the expected risk-free interest rate. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, equity-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, share-based compensation cost could be materially impacted in future periods.

We will continue to use judgment in evaluating the assumptions utilized for our equity-based compensation expense calculations on a prospective basis. In addition to the assumptions used in the Black-Scholes model, the amount of equity-based compensation expense we recognize in our financial statements includes warrant forfeitures as they occurred.

As there has been no public market for our class A ordinary shares to date, our board of directors, with input from management, has determined the estimated fair value of our class A ordinary shares as of the date of each warrant grant considering our then-most recently available third-party valuation of class A ordinary shares. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to our valuation, or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The estimates of fair value of our class A ordinary shares are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our class A ordinary shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering (IPO) or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our equity-based compensation expense, net loss and net loss per share applicable to class A ordinary shareholders could have been materially different.

Following the completion of this offering, we intend to determine the fair value of our common stock based on the closing price of our common stock on the date of grant as reported on the Nasdaq Global Market.

Determination of the Fair Value of Convertible Note and Class B Preference Shares

In July 2019, we issued convertible notes to existing related party investors for proceeds of $9.0 million. Upon issuance, we elected the fair value option to account for the convertible notes, with any subsequent changes in fair value being recognized through the statements of operations as other income (expense) until the convertible notes are settled. We have not recorded interest expense separate from those fair value adjustments.

We determine fair value of the convertible notes on issuance and at December 31, 2019 using a scenario-based valuation method and a Monte Carlo simulation model with inputs based on certain subjective assumptions, including (a) estimated conversion dates, (b) expected stock price volatility, (c) a risk-free interest rates, and (d) implied debt yields. This approach results in the classification of these securities as Level 3 of the fair value hierarchy.

On conversion in April 2020, we determined the fair value of the convertible notes with reference to the class B preference shares into which the convertible notes were converted into (142,437 shares).

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the jurisdictions and years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Based on the level of historical operating results and projections for the taxable income for the future, we have determined that it is more likely than not that our net deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance to reduce our net deferred tax assets.

We recognize tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. The tax benefits recognized in the financial statements from such positions are measured based on the largest amount that is more than 50% likely to be realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax benefits within the provision for taxes in our statements of operations and comprehensive loss.

We operate in Denmark and may be subject to audits from various tax authorities. Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, liabilities for uncertain tax positions, and any valuation allowance recorded against our net deferred tax assets. We will monitor the extent to which our deferred tax assets may be realized and adjust the valuation allowance accordingly.

Recently Adopted Accounting Pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our financial statements for the years ended December 31, 2020 and 2019 appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Off-balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Item 10 of Regulation S-K and are not required to provide the information otherwise required under this item.

Emerging Growth Company Status

As an EGC under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We may remain classified as an EGC until the end of the fiscal year following the fifth anniversary of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before that time, or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1.0 billion of non-convertible debt over a three-year period.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company developing novel, immune-modulating cancer therapies based on our T-win technology platform. Our product candidates are designed to induce the immune system to simultaneously target and disrupt multiple pathways that regulate tumor-induced immunosuppression. We believe this represents a paradigm shift in the management of cancer and that our product candidates have the potential to become cornerstones of the treatment regimens of multiple solid tumors. Our lead product candidate, IO102-IO103, is designed to target the immunosuppressive mechanisms mediated by key immunosuppressive proteins such as IDO and PD-L1. In a single-arm Phase 1/2 clinical trial of 30 patients with metastatic melanoma with the primary objective to investigate safety and tolerability, secondary objective to investigate immunogenicity and tertiary objective to investigate clinical efficacy, IO102-IO103, in combination with nivolumab, demonstrated an ability to induce meaningful tumor regression and establish durable antitumor response while achieving a manageable tolerability profile for patients. The clinical efficacy endpoints in this trial include OR, PFS and OS. In this trial, we have observed a confirmed ORR of 73% and a CRR of 47%. Based on the results from this trial, IO102-IO103, in combination with pembrolizumab was granted BTD by the FDA for treatment of unresectable/metastatic melanoma and we are currently planning a potentially registrational Phase 3 trial for IO102-IO103 in combination with pembrolizumab.

Our T-win platform is a novel approach to cancer immunotherapy designed to activate naturally occurring T cells to target immunosuppressive mechanisms. Our T-win product candidates are designed to employ a dual mechanism of action: (1) direct killing of immunosuppressive cells, including both tumor cells and genetically stable cells in the TME, that express IDO and PD-L1 and (2) modulation of the TME into a more pro-inflammatory, anti-tumor environment. Our T-win technology is built upon our team’s deep understanding of both TME and a tumor’s ability to evade surveillance and destruction by the immune system. Our approach is in contrast to previous methods that have sought to either block singular immunosuppressive pathways or to direct the immune system against specific identified antigens expressed by tumor cells.

We are developing a pipeline of product candidates that leverage our T-win technology platform to address targets within the TME. In addition to melanoma, we plan to evaluate IO102-IO103 in multiple solid tumor indications to potentially expand the market opportunity for IO102-IO103. We are also focusing on additional targets that play key roles in immunosuppression and that are expressed in a broad range of solid tumors. Our pipeline of product candidates is summarized in the table below.

(1)	In combination with pembrolizumab
(2)	In combination with an anti-PD-1 monoclonal antibody therapy
(3)	Expected to be developed in combination with third party drugs or biologics
(4)	NSCLC = non-small cell lung cancer, UBC = urothelial bladder cancer, SCCHN = squamous cell carcinoma of the head and neck

Our lead product candidate, IO102-IO103, combines our two fully-owned, novel immunotherapeutics, IO102 and IO103, which are designed to target IDO+ and PD-L1+ target cells, respectively. IDO and PD-L1 are often dysregulated and over-expressed in a wide range of solid tumors, and result in the inhibition of the body’s natural pro-inflammatory anti-tumor response within the TME. IO102-IO103 is designed to employ our novel dual mechanism of action approach. This is in contrast to previous approaches which have sought to block singular immunosuppressive pathways or to direct the immune system against specific identified antigens expressed by tumor cells. By combining IO102 and IO103 in a single treatment regimen, we also aim to provide a synergistic effect on tumors.

On December 14, 2020, the FDA granted us BTD for IO102-IO103 in combination with pembrolizumab for the treatment of patients with unresectable or metastatic melanoma based on data from the Phase 1/2 clinical trial, MM1636. BTD enables us to solicit more frequent and intensive guidance from the FDA as to how to conduct an efficient development program for IO102-IO103. The MM1636 trial is an investigator initiated, single-arm Phase 1/2 trial of 30 anti PD-1/PD-L1 naïve patients with metastatic melanoma receiving IO102-IO103 and nivolumab, an anti-PD-1 monoclonal antibody. In this trial, investigators initially observed an ORR of 80% (24 out of 30 patients); however, two of 24 patients in which a response was observed progressed before subsequent radiological confirmation, which resulted in a confirmed ORR of 73%. In addition, 47% of patients achieved a CR, or complete elimination of their tumors based on RECIST 1.1 definitions. While a total of five patients (17%) experienced a high-grade adverse event (grade 3-5) as further discussed in the section titled “—Our Product Candidates—Dual Epitope IO102-IO103—Development of Dual Epitope IO102-IO103 in the First-line Setting—Tolerability,” based on the 17% discontinuation rate of treatment with both nivolumab and IO102-IO103, data from this trial suggests a manageable tolerability profile for patients. In addition, we have observed treatment-induced infiltration of CD3/CD8 T cells into the tumor site in responding patients and detected IO102+IO103-specific T cells in tumors after treatment in correlative biomarker data where this was analyzed. We are currently planning a Phase 3 potentially registrational trial for IO102-IO103, the IOB-013/KN-D18 trial, in combination with pembrolizumab, which we expect to initiate by the end of 2021. While the MM1636 trial investigates IO102-IO103 in combination with nivolumab, we have made the commercial decision to investigate IO102-IO103 in combination with pembrolizumab in the upcoming Phase 3 trial. Nivolumab and pembrolizumab are both IgG4 subclass antibodies that target the PD-1 receptor. In a comparative data analysis by Moser (Annals of Oncology 2020), researchers found no difference between the effectiveness of frontline pembrolizumab and nivolumab in patients with advanced melanoma. The Phase 3 trial will include a concurrent evaluation of the initial participants to allow for an assessment of safety, or safety run in. The pembrolizumab for this trial will be supplied by Merck pursuant to a Clinical Trial Collaboration and Supply Agreement that we entered into in September 2021.

We plan to broaden the development of IO102-IO103 to several other first-line solid tumor indications. We intend to conduct a Phase 2 basket trial, the IOB-022 trials which will enable us to investigate multiple first-line solid tumor indications in anti PD-1/PD-L1 treatment naïve patients with metastatic disease. Our planned basket trial will investigate the safety and efficacy of IO102-IO103 in combination with pembrolizumab in NSCLC with PD-L1 ≥50%, SCCHN, and UBC. In addition to first-line cancer indications, we also plan to investigate IO102-IO103 when used before or after curatively intended surgery as a neo-adjuvant/adjuvant therapy. As with our targeted first-line cancer indications, we plan to conduct a Phase 2 basket trial, the IOB-032 trial, which will enable us to investigate multiple first-line solid tumor indications in anti PD-1/PD-L1 naïve settings focused initially on melanoma and SCCHN.

Our development of IO102-IO103 is based on our prior separate development of IO102 and IO103. IO102 is our fully-owned novel product candidate containing a single IDO-derived peptide sequence designed to engage and activate IDO-specific human T cells. IDO small molecule inhibitors have shown clinical potential in combination with PD-1 antibodies in early clinical trials, but have not been able to demonstrate the same level of efficacy in later-stage clinical trials. Our Phase 1 non-randomized trial of IO101, our first generation IDO therapy, in NSCLC resulted in proof of concept for our approach, with 47% of patients displaying clinical benefit and an OS of 26 months in the treatment arm compared to 8 months in the group receiving standard of care. There were no grade 3 or higher adverse events (AEs). IO102 is currently being tested in a randomized Phase 1/2 trial in combination with pembrolizumab standard-of-care in first-line treatment of patients with metastatic

NSCLC. IO103 is our fully-owned, novel product candidate containing a single PD-L1-derived peptide designed to engage and activate PD-L1 specific human T cells. Continued clinical development of IO102 and IO103 will be focused on their use in our dual- and multi-antigen approaches.

IO112 is our fully-owned, novel product candidate containing a single Arginase 1-derived peptide designed to engage and activate Arginase 1-specific human T cells. IO112 is designed to target T cells that recognize epitopes derived from Arginase 1, which is an immunoregulatory enzyme highly expressed in difficult-to-treat tumors associated with high levels of MDSCs including colorectal, breast, prostate and pancreatic and ovarian cancers. Arginase overexpression is a well-documented tumor escape mechanism. We plan to file an IND/CTA for IO112 in the first half of 2022 and move into a Phase 1/2 trial in mid-2022 in combination with IO102 and IO103.

In addition to IO102, IO103 and IO112, we are evaluating additional potential product candidates that we believe have potential for use in solid tumors. All our compounds in preclinical development are designed to target well-documented immunosuppressive molecules that are known to be overexpressed in the TME across a wide range of tumors. These targets provide additional opportunities across multiple cancer indications.

We were established in December 2014 as a spin-off of National Cancer for Center Immune Therapy at Herlev University Hospital in Denmark. We have assembled a seasoned management team and board of directors with extensive experience in developing novel oncology therapies, including advancing product candidates from preclinical research through to clinical development and ultimately to regulatory approval. Our team is led by our founder and Chief Executive Officer, Mai-Britt Zocca, Ph.D., who has close to 20 years of experience as a biotech executive. Keith Vendola, M.D., M.B.A., our Chief Financial Officer, has more than 20 years of experience in healthcare corporate finance as an executive, adviser, and investment banker working on over 50 financing and strategic transactions. Eva Ehrnrooth, MD, Ph.D., our Chief Medical Officer, is a clinical oncologist and has more than 20 years of experience in oncology and drug development. Mads Hald Andersen, Ph.D., our scientific founder and advisor, is a Professor and director at the National Center for Cancer Immune Therapy, Herlev University Hospital and an internationally recognized immunology researcher. Muhammad Al-Hajj, Ph.D., our Chief Scientific Officer, is a well-respected scientific leader with a proven-track record in the field of immuno-oncology and expertise in translational medicine and biomarker discovery. Our board of directors has deep expertise in the fields of immuno-oncology, business and finance.

Our Strategy

To achieve our goals, we aim to leverage our T-win platform to transform cancer treatments by creating a broad portfolio of immuno-oncology therapies focused on targets within the TME.

The key elements of our strategy are to:

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Advance our lead product candidate, IO102-IO103, toward approval in combination with anti-PD-1 therapy in first-line treatment of advanced melanoma. We have been granted BTD by the FDA based on a confirmed ORR of 73% and CRR of 47% in MM1636, the Phase 1/2 clinical trial of IO102-IO103 in combination with nivolumab in first-line treatment of patients with melanoma. By the end of 2021, we plan to initiate a randomized, potentially registration-enabling Phase 3 trial, the IOB-013/KN-D18 trial, combining IO102-IO103 with an anti-PD-1 monoclonal antibody in first line advanced melanoma patients regardless of BRAF mutational status;

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Broaden clinical development of IO102-IO103 into other first-line solid tumor settings through basket trials in the first line metastatic and neo-adjuvant / adjuvant treatment settings. We plan to initiate a randomized Phase 2 basket trial, IOB-022, of IO102-IO103 in combination with pembrolizumab in the first line solid tumor setting. This basket trial will enroll PD-1/PD-L1 treatment naïve patients with metastatic disease, including NSCLC, SCCHN and UBC. We expect to begin enrollment of patients expressing PD-L1 >= 50% in the NSCLC arm of this trial by the end of 2021. We also plan to initiate a randomized Phase 2 basket trial, IOB-032, of IO102-IO103 in combination with anti-PD-1 antibody therapy in the neo-adjuvant / adjuvant treatment setting. In this trial, combination therapy will be used before and after curatively intended surgery. This basket trial will enable us to investigate multiple solid tumor indications in anti PD-1/ PD-L1 naive patients, and will focus initially on melanoma and SCCHN. We expect to begin enrollment of patients in the melanoma arm of this trial in the first half of 2022. These two basket trials build on the data that we have generated from prior trials of our single epitope product candidates, IO102 and IO103, including the anti-tumor activity that we have observed with the use of our first generation IDO compound in NSCLC;

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Leverage our T-win technology platform to design and advance a portfolio of novel immunotherapy product candidates, including IO112 and additional future product candidates. Since inception, our T-win platform has allowed us to rapidly identify and develop multiple pipeline candidates. Our next product candidate, IO112, targets Arginase 1 which is over-expressed in solid tumors where MDSCs are known to play key roles in immune resistance. In mid-2022, subject to clearance of an IND for IO112, we intend to initiate a Phase 1/2 clinical trial in patients with advanced solid tumors. We are continuing to evaluate other targets within the TME and intend to leverage our T-win platform to bring additional product candidates into the clinic over time which could be used alone or in combination with other candidates.

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Strengthen our position in the immunotherapy field through the continuous innovation and expansion of our T-win platform. We have extensive knowledge about the characterization of immunosuppressive mechanisms in the TME and pharmacology. We plan to continue investing in our platform in order to stay at the forefront of developments in the space. Our platform is supported by a strong patent portfolio consisting of 13 different families, filed in all major markets with a long exclusivity periods. We plan to continue investing in intellectual property to support our platform and product candidates;

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Maximize the value of our product candidates and pipeline by selectively entering into strategic collaborations. We hold worldwide development and commercial rights to our pipeline of compounds, and we intend to commercialize our product candidates, if approved, in key geographies. We have, and may in the future, enter into collaborations that grant us access to certain compounds owned by third parties to enable therapeutic combinations that could enhance the clinical and commercial potential of our product candidates. For example, we have entered into a non-exclusive, clinical supply agreement with MSD International GmbH (MSDIG)/Merck, to evaluate IO102 in combination with pembrolizumab plus chemotherapy; and

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Build a leading immuno-oncology company while maintaining a strong culture of innovation, valuing diversity and putting patients at the center of everything we do. We will continue to apply our deep understanding of the TME to the discovery and development of novel immuno-oncology therapies that have the potential to provide breakthroughs for cancer patients who are currently underserved by available therapies. We place a high value on the diversity of our team – including gender, background and expertise – to foster this culture of innovation.

Our Approach to Cancer Immunotherapy

Our product candidates are designed to induce the immune system to simultaneously target and disrupt multiple pathways that regulate tumor-induced immunosuppression. We believe this represents a paradigm shift in the management of cancer and that our product candidates have the potential to become cornerstones of the treatment regimens of multiple solid tumors. Our T-win technology is built upon our team’s deep understanding of both the TME and a tumor’s ability to evade surveillance and destruction by the immune system.

The Role of the Immune System in Fighting Cancer

The Immune System

The immune system is a dynamic and self-regulating network of cells and molecules that cooperate to help the body fight disease. It is able to detect pathogens and can distinguish abnormal cells, such as tumor cells, from healthy tissue. The immune system has evolved to detect such dangers to the body through the detection of molecules or molecular structures called antigens. When exposed to pathogens or abnormal cells, the immune system responds by recognition of antigens and becomes activated to defend against them. The first line of biological defense is a general, rapid response by the innate immune system which is essential for immediate recognition and attack of pathogens as well as tumor cells. This innate response then activates and triggers a more targeted response by the adaptive immune system. Through such adaptive immune responses, the body can develop long-term immunity, or immunologic memory, to specific pathogens and other threats. Immunologic memory is established through generation of specific B cells and T cells, equipping the body to recognize, counteract and neutralize pathogens and other threats, such as cancer cells.

The intricate system of how immune cells interact and propagate a signal to elicit an immune response in cancer is known as tumor immune regulation. Successful antitumor immunity requires optimal interactions between immune and non-immune constituents of the TME. The immune system comprises both activating and suppressing functions built up by a myriad of different cell types. These various immune cells function to activate or suppress immune activity. We have described some of the key cellular factors contributing to anti-tumor immunity below and have classified them as immune activators or immune suppressors. However, many of these cells types can differentiate and acquire distinct functions in response to changing circumstances, known as cellular plasticity, which allows cells to switch from being immune activating to immune suppressing, or the reverse, based on certain immune triggers.

The Key Immune Activators and Suppressors in Anti-tumor Responses

Cell types	Immune Activators	Immune Suppressors
Antigen Presenting Cells (APCs) A group of immune cell types that mediate cellular immune responses by processing and presenting antigens to lymphocytes.	Macrophages and Dendritic cells Both termed professional APCs, because of their ability to initiate a T cell response to novel antigens.	Tumor-associated macrophages (TAMs), tolerogenic DCs and myeloid-derived suppressor cells (MDSCs) These are part of the heterogeneous population of APCs that inhibits T cell functions.

T cells / T lymphocytes Specialized white blood cells that recognize and destroy infected or unhealthy cells, such as tumor cells.

Effector T cells

Effector T cells consists of two main groups:

CD4+ T Cells

Also known as helper T cells, CD4+ T cells produce cytokines and help maximize the expansion of the CD8+ T cell population in a primary immune response and facilitate the generation of specific memory CD8+ T cells; and

CD8+ T Cells

Also known as cytotoxic T cells, CD8+ T cells kill tumor cells, as well as infected and damaged cells. They express T cell receptors (TCRs), which recognize and bind to specific antigens expressed by cancer cells and infected cells which are presented on the surface of the cells.

Regulatory T cells (Tregs) Tregs suppress activation, proliferation and cytokine production of CD4+ and CD8+ T cells and APCs.

The immune system has the capacity to detect tumor cells and employ a variety of biological mechanisms, or immune effector functions, to specifically target and destroy these cells. However, tumors are adept at undermining normal immune system functions allowing cancer cells to evade such detection and destruction.

The Tumor Microenvironment

Tumors can generate signals that promote tumor growth and suppress immune system functions. The TME is an immunosuppressive environment that surrounds a tumor and includes blood vessels, immune cells, and signaling molecules. A significant portion of the immune reaction against tumors occurs within the TME. There is constant interplay between the TME and the tumor itself, as signals from the tumor can facilitate immunosuppression and tumor growth. In recent years, growing understanding of this interplay has led to the successful development of therapies that modulate specific immunosuppressive mechanisms within the TME to activate the immune system against cancer cells.

Within the TME, several molecules have been identified that play critical roles in regulating immune functions. These include:

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PD-1/PD-L1: PD-1 and its ligand, PD-L1, are critical regulators of the immune system, known as immune checkpoints. The interactions between PD-1 with its ligand PD-L1 inhibit T cell effector functions against tumor cells. Tumor cells can upregulate PD-L1 to evade the attack of the immune system and PD-L1 expression is correlated with increased tumor aggressiveness and poor patient prognosis. PD-L1 expression has been reported for both hematological cancer and solid tumors;

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IDO: IDO is a metabolic enzyme that regulates immune function through depletion of tryptophan, which is essential for T cell effector function, as well as production of immunosuppressive metabolites such as kynurenine. Such depletion of tryptophan and production of kynurenine is also known as canonical immune suppression. IDO also suppresses immunity through non-enzymic effects, known as non-canonical immunosuppression. IDO has been demonstrated to be a critical cellular factor contributing to the suppression of anti-cancer immunity. IDO is expressed in many solid tumors and hematological malignancies and its activity has been shown to correlate with a poor prognosis and reduced survival; and

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Arginase: Arginase 1 (arginase) is an enzyme that contributes to immune regulation by catabolizing and limiting the availability of arginine, which is essential for immune effector cell survival and growth. Arginase overproduction by immunosuppressive cells such as MDSCs is a well-documented tumor escape mechanism. Arginase is highly expressed in difficult-to-treat cancers, including colorectal, breast, prostate, pancreatic and ovarian, and is associated with high levels of MDSCs.

These immune markers are often dysregulated and over-expressed in a wide range of cancers. The figure below shows the role of these molecules in immunosuppression within the TME:

Figure 1: Selected Drivers of Immunosuppression in the TME.

Engaging the Immune System to Fight Cancer

In recent years, rapidly growing understanding of the interaction between cancer and the immune system, known as immuno-oncology, has led to the development of a number of therapeutic approaches that aim to counter the tumor-driven immunosuppression in the TME, to allow the immune system to fight cancer. These approaches include:

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Checkpoint Inhibitors: Checkpoint inhibitors include PD-1, PD-L1 Antibodies and CTLA-4 among others. PD-1 and PD-L1 antibodies block the immunoregulatory functions of PD-1 and PD-L1, respectively, allowing T cell-mediated immune responses against tumor cells. PD-1 and PD-L1 antibody therapies have shown significant clinical efficacy resulting in broad commercial success. However, while such therapies are highly effective in certain subsets of patients with specific types of tumor, there are a significant number of cancer patients for whom these therapies are not effective;

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IDO Inhibitors: IDO inhibitors aim to alleviate the immunosuppressive effects of the IDO protein by blocking one of its well-established biological functions, its enzymatic activity responsible for converting tryptophan (a desirable T cell metabolite) into kynurenine (a non-desirable T cell metabolite contributing to a hostile tumor microenvironment). This is often referred to as the canonical immune suppressive function of IDO. However, there is also evidence demonstrating that the protein induces immune suppression of T-cells via a mechanism independent of tryptophan conversion, often referred to as the non-canonical immune suppressive functions of the IDO protein. Hence, blocking the immune suppressive activity of IDO will likely require blocking all its related functions. IDO inhibitors have shown clinical potential in combination with anti-PD1 antibodies in early-stage trials but have not been able to demonstrate the same level of efficacy in late-stage clinical trials.

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Peptide immunotherapies: These therapies are based on peptides which represent tumor antigens, pieces of a key protein, or surface markers on the cancer cell, and whose presentation to the adaptive immune system leads to a specific immunological response directed at that target. Their aim is to direct immune system effector functions, including CD8+ T cells, against antigens expressed on tumor cells. Although previous peptide immunotherapies have demonstrated attractive safety and tolerability profiles, they have only demonstrated modest clinical efficacy to date, likely reflecting (i) the ability of tumors to escape immune recognition by loss of antigens and (ii) the ability of tumors to orchestrate an immunosuppressive microenvironment. Collectively, these abilities are referred to as tumor immune escape.

These immuno-oncology approaches have typically sought to block single immunosuppressive pathways employed by tumors or to direct the immune system against antigens or neoantigens expressed by tumors cells. We believe that by directing the immune system against both tumor cells and other healthy cells within the TME that express immunosuppressive molecules such as PD-1 or IDO, we have the potential to drive significant benefits for patients by transforming the immune balance within the TME.

Our Approach: Targeting The TME With Our T-win Technology Platform

Our T-win platform is a novel approach to cancer immunotherapy designed to activate naturally occurring T cells to target immunosuppressive mechanisms. Our T-win product candidates are designed to employ a dual mechanism of action: (1) direct killing of immunosuppressive cells, including both tumor cells and genetically stable cells in the TME, that express key immunosuppressive proteins such as IDO and PD-L1 and (2) modulation of the TME into a more pro-inflammatory, anti-tumor environment. This is in contrast to previous methods that have sought either to only block singular immunosuppressive pathways or to direct the immune system against specific identified antigens expressed by tumor cells. We believe that our dual mechanism approach has the potential to induce tumor regression, establishing lasting and durable antitumor response, and to achieve manageable tolerability for patients.

T-win is based on the discovery of naturally occurring, pro-inflammatory T cells against immunosuppressive mechanisms mediated by key immunosuppressive proteins, such as IDO and PD-L1, that are present in the periphery and among tumor-infiltrating lymphocytes of cancer patients and, to a lesser degree, in healthy individuals (Figure 2 below). When isolated and cultured in vitro, the self-reactive IDO- or PD-L1-specific T cells demonstrated proinflammatory and cytotoxic responses against IDO- or PD-L1-expressing target cells (Figure 3 below).

Key Components of Our T-win Technology Platform

Based on this discovery, we created our T-win technology platform to direct the immune system against cells, both tumor cells and genetically stable cells within the TME, that express immunosuppressive proteins, with the goal of transforming the immune balance within the TME.

The key elements of our T-win platform are:

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Target selection: We select targets based on well-documented immunosuppressive proteins that are known to be overexpressed in the TME across a wide range of tumors. Our target selection relies on the identification of T cell immunity against these key immune resistance pathways in the TME;

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Epitope selection: After a target is selected, the ability of the immune system to attack cells overexpressing immunosuppressive molecules is confirmed by examination of intrinsic T cell immunity. The initial epitope selection process involves screening peptide antigens, which are designed using both an in silico algorithm and our know-how for T cell reactivity in peripheral blood mononuclear cells derived from cancer patients across several indications. Upon identification of an immunogenic peptide antigen, the functionality of reactive T cells is then subjected to further testing to further evaluate whether activation leads to a favorable pro-inflammatory or anti-tumorigenic phenotype. Every T-win platform product candidate is designed to contain both CD4+ and CD8+ T cell epitopes that can be recognized over a wide range of patient population; and

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Adjuvant: T-win peptide product candidates are administered together with an adjuvant, such as Montanide. This provides protection to and facilitates effective release of our T-win peptide product candidates upon injection. It also causes local inflammation and facilitates recruitment of immune cells. This enables the antigen to be captured by antigen presenting cells and presented to T cells to drive their activation.

T-win Mechanism of Action

Our product candidates are designed to drive to activation and expansion of T cells reactive to immunosuppressive antigens. Upon trafficking of these T cells into the tumor site, effective anti-tumor response is induced by a dual mode of action:

•	Recognition and elimination of tumor cells; and

•	Recognition and elimination of immunosuppressive cells.

We believe T-win offers a novel approach that targets both tumor cells as well as genetically stable host immunosuppressive cells, in order to avoid immune escape. By attracting pro-inflammatory cells against immunosuppression within the TME, T-win product candidates are designed to alter the immunologically unfavorable TME environment into a pro-inflammatory milieu, thereby enhancing effective anti-tumor T cell responses. We believe that our T-win technology is the only existing platform that utilizes the intrinsic ability of cancer patients’ own T cells to target immunosuppression in the TME.

Administration of our T-win product candidates (Figure 4, step 1) selectively activates and expands pre-existing CD4+ and CD8+ T cell responses against the T-win product candidate targeted antigen, such as those derived from IDO, in the draining lymph nodes (step 2). The resulting T cells migrate to the tumor sites, where target cells with elevated expression of T-win product candidate targeted antigens are found in the TME. Upon recognition and engagement of the targeted cells, the T cells either directly eliminate the cells by cytotoxic lysis or respond by the release of proinflammatory cytokines (step 3). Elimination of immunosuppressive target cells and concomitant immune modulation of the TME into an inflamed environment results in net enhancement of T effector infiltration and enhanced anti-tumor responses (step 4).

Figure 4: Illustration of T-win Mechanism of Action

Advantages of the T-win Technology Platform

We believe our T-win platform has the potential to pave the way for novel therapies with increased therapeutic effect and limited additional tolerability concerns. Potential advantages of our T-win platform include:

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Durability of response. T-win product candidates are designed to target not only tumor cells but also genetically stable healthy immunosuppressive cells, with the aim of avoiding immune escape. We believe that our approach of direct and indirect target killing may lead to immune memory, and thus sustained anti-tumor effect over time;

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Dual and Multi-Epitope Design. In our product candidates, we often seek to include dual or multiple epitopes. The rationale behind this approach is based on the complexity of cancer, where individual patients suffering from the same cancer indication may have a different expression of immunoregulatory antigens and as a result may not respond to a single epitope treatment. We believe that an approach of targeting separate immune resistant pathways in the TME will enable our product candidates to address a larger pool of patients than currently available therapies;

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Tolerability. Therapies based on subcutaneously injected peptides have been observed to be well-tolerated in over 200 clinical trials. If T-win product candidates based on subcutaneously injected peptides are similarly well-tolerated, our product candidates could have the potential to be used as a component of combination therapy in early treatment settings;

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Versatility. Our product candidates based on our T-win platform have the potential to be used in combination with existing therapies such as checkpoint inhibitors, including the PD-1 monoclonal antibodies, pembrolizumab and nivolumab. As our product candidates target a range of immunosuppressive mechanisms mediated by proteins highly expressed among several cancer indications and the mechanism of action can potentially provide supplementary effect across different checkpoint inhibitors, we believe that the number of cancer indications and combination opportunities of our product candidates are extensive;

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Well-understood manufacturing process. The compounds necessary for the production of product candidates based on T-win technology are manufactured through well-known synthetic chemistry process. We believe this enables us to reproduce high quality product at an anticipated low cost of goods; and

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Ease of administration. T-win product candidates are designed to be “off-the-shelf” treatments given subcutaneously on a flexible treatment schedule. These treatments can be adapted for specific cancer indications.

Our Product Candidates

We are developing a pipeline of product candidates that leverage our T-win technology platform to address targets within the TME. In addition to a potentially registrational Phase 3 trial in melanoma, we are planning two Phase 2 basket trials in additional solid tumors and treatment settings. We are also developing earlier stage product candidates that target additional immunosuppression-related targets that are expressed in a broad range of solid tumors. We expect to use these earlier stage product candidates in combination with our existing pipeline candidates.

Dual Epitope IO102-IO103

Our lead product candidate, IO102-IO103, combines our two fully-owned, novel immunotherapeutics, IO102 and IO103, which are designed to target IDO and PD-L1 expressing cells, respectively. IDO and PD-L1 are often dysregulated and over-expressed in a wide range of solid tumors, and result in the inhibition of the body’s natural pro-inflammatory anti-tumor response within the TME. By combining IO102 and IO103 in a single treatment regimen, we aim to provide a synergistic effect on tumors. We are currently planning a Phase 3 potentially registrational trial in advanced melanoma for IO102-IO103, the IOB-013/KN-D18 trial, in combination with pembrolizumab.

IO102 contains a single IDO-derived peptide sequence and is designed to engage and activate IDO-specific T cells against IDO expressing cells within the TME. This contrasts to small molecule IDO inhibitors that aim to address tumors by inhibiting IDO pathways. IO103 contains a single PD-L1-derived peptide and is designed to engage and activate PD-L1 specific human T cells against PD-L1 expressing cells. This is in contrast to PD-1/PD-L1 antibodies which aim to counter T cell inhibition by blocking the interaction between PD-1 and its ligand. Through the activation of both IDO and PD-L1 activated T cells, IO102-IO103 is designed to directly kill immunosuppressive cells, including both tumor cells and genetically stable cells within the TME, and to reduce immunosuppression within the TME, in order to confer clinically meaningful and long lasting anti-tumor responses.

The following graphic illustrates the distinct approaches by which our T-win product candidates engage with IDO expressing cells versus other clinically tested IDO inhibitors.

On December 14, 2020, the FDA granted us BTD for IO102-IO103 in combination with pembrolizumab for the treatment of patients with unresectable or metastatic melanoma based on data from the MM1636 Phase 1/2 clinical trial. BTD enables us to solicit guidance from the FDA on generating the clinical evidence needed to support approval in a potentially expedited manner. The MM1636 trial is an investigator initiated, single-arm Phase 1/2 trial of 30 anti PD-1/PD-L1 naïve patients with metastatic melanoma receiving IO102- IO103 and nivolumab, an anti-PD-1 monoclonal antibody. In this trial, investigators initially observed an ORR of 80% (24 out of 30 patients); however, two of 24 patients in which a response was observed progressed before subsequent radiological confirmation, which resulted in a confirmed ORR of 73%. In addition, 47% of patients achieved a CR, or complete elimination of their tumors based on RECIST 1.1 definitions. Based on the 17% discontinuation rate of treatment with both nivolumab and IO102-IO103, we believe that the data from this trial suggests a manageable tolerability profile for patients. In addition, we have observed treatment-induced infiltration of CD3/CD8 T cells into the tumor site in responding patients and detected IO102+IO103-specific T cells in tumors after treatment in correlative biomarker data where this was analyzed. We are currently planning a Phase 3 potentially registrational trial for IO102-IO103, the IOB-013/KN-D18 trial, in combination with pembrolizumab, which we expect to initiate by the end of 2021. The Phase 3 trial will include a safety run in.

IO102-IO103 specific T cells were found in the peripheral blood mononuclear cells (PBMCs) and at the tumor site.

Preclinical Development

We developed IO102 and IO103 to target two separate immune resistant pathways involving IDO and PD-L1, respectively. Key learnings from our preclinical development of these candidates include:

•	IO102 and IO103-targeted human T cells isolated from cancer patients have demonstrated proinflammatory and cytotoxic functions against IDO+ and PD-L1+ target cells in vitro, respectively;

•	Both IO102 and IO103 have demonstrated anti-tumor activities as monotherapy and controlled tumor growth in preclinical models where IDO and PD-L1 respectively are expressed in the TME;

•	The combination of IO102 and 1O103 (dual epitope IO102-IO103) demonstrated additive anti-tumor activity between IO102 and IO103 treatment in a murine tumor model; and

•	There have been no health impairments in the two non-clinical toxicity studies performed with the combination of IO102 and IO103 (dual epitope IO102-IO103).

IO102-IO103 is designed to target and expand intrinsic T cells found in cancer patients that are capable of directing the immune attack against IDO+ and PD-L1+ target cells. Such intrinsic immunity against IDO and PD-L1 has also been observed in mice, and an immunotherapeutic approach using murine IO102 (mIO102) and murine IO103 (mIO103) showed promising anti-tumor activities. Because the expression of IDO and PD-L1 in melanoma patients has been reported in distinct cell populations in the TME, the anti-tumor activity of co-administration of mIO102 and mIO103 was tested in a syngeneic model (Figure 5 below). The combination of mIO102 and mIO103 treatments resulted in enhanced control of tumor growth in an additive fashion.

Figure 5: Anti-tumor Activity of Co-administration of mIO102 and mIO103

Treatment with either mIO102 (IDO) or mIO103 (PD-L1) alone reduced the tumor growth rate. When combined together, it further improved this anti-tumor activity in CT26 model. Mice were treated once with mIO102 and/or mIO103 peptides once, 7 days and 13 days after tumor inoculation in a syngeneic model.

Melanoma

IO102-IO103 is currently being tested in the MM1636 trial in both treatment-naïve (cohort A) and PD-1/PD-L1 mAb refractory (cohorts B and C) patients with metastatic melanoma. Unresectable, metastatic melanoma is a serious and life-threatening disease with a clear unmet medical need. In the United States, it is expected that approximately 106,000 patients will be diagnosed with, and about 7,200 people will die from, melanoma in 2021. The incidence of cutaneous melanoma is increasing, and advanced melanoma (unresectable or metastatic) is fatal if left untreated. According to Ascierto (JAMA Oncology 2019), Robert (New England Journal of Medicine 2019), and Larkin (New England Journal of Medicine 2019), the median OS in patients with stage IV melanoma (untreated) regardless of BRAF mutation status is between 37-39 months and five-year OS is approximately 40-50%. Anti-PD-1 monotherapy leads to a five-year OS of approximately 43-51%, while anti-CTLA-4 and anti-PD-1 combination therapy can increase five-year OS to approximately 52%, but is associated with considerable toxicity. Accordingly, there is a clear unmet need for improved combination therapies with the potential to enhance anti-PD-1 efficacy without a significant increase in toxicity.

Historical and Current Standard of Care

Historically, chemotherapy, with or without interferon-alpha (IFN-a) or IL-2, was offered to patients with advanced melanoma, with limited results. Although in the last decade, the treatment of advanced melanoma has improved with the approval of many novel agents, the current standard of care does not work for many patients. Before the availability of these treatments, according to Maio (Journal of Clinical Oncology 2015) and Garbe (The Oncologist 2011), patients with advanced melanoma had a median survival time of approximately 10 months. According to Robert (New England Journal of Medicine 2019) and Larkin (New England Journal of Medicine 2019), the current long-term survival is at least 37 – 39 months for patients with advanced melanoma regardless of BRAF mutational status based on current standard of care.

The currently approved novel agents can be divided into two main categories:

•

Immunotherapies – Immune checkpoint inhibitors (CIs) targeting CTLA-4, such as ipilimumab, and PD-1, such as nivolumab and pembrolizumab, indirectly activate the immune system. The immune system plays an important role in the regulation of melanoma and intravenously administered immunotherapies help overcome immune suppression; and

•

Targeted agents – Orally administered selective inhibitors of mitogen-activated protein kinase (MAPK) directly inhibit the oncogene BRAF and MAPK pathway. According to Drummer (Lancet 2018), around 35-50% of advanced melanoma patients have a targetable BRAF mutation, and in approximately 90% of these cases, the mutation consists of valine substituted with glutamic acid at amino acid 600 (BRAF V600).

Recommended first-line treatment options for the treatment of unresectable or metastatic melanoma and for patients with or without BRAF-mutant advanced melanoma are summarized below:

•	Anti-PD-1 monotherapy (nivolumab or pembrolizumab);

•	Anti-CTLA-4 (ipilimumab) and anti-PD-1 (nivolumab) combination therapy;

•	Dabrafenib/trametinib combination targeted therapy if the activating BRAF-V600 mutation is present; and

•	Vemurafenib/cobimetinib + atezolizumab combination targeted therapy and immunotherapy if the activating BRAF-V600 mutation is present.

Table 1: Certain Currently Approved Immunotherapies and Targeted Agents

First-line setting/PD-1 naive—Phase 3 trials—Clinical Outcome Measures. No head-to-head trials were conducted.
Abbreviations: NA: Not available; NR: Not reached

Sources: CHECKMATE-067—Wolchok JD et al. (ASCO’21), Larkin J et al. (NEJM’19); CHECKMATE-511—Lebbe C et al. (ASCO’21), Lebbe C et al. (JCO’19); KEYNOTE-006—Robert C et al. (LANCET’19); RELATIVITY-047—Lipson EJ et al. (ASCO’21)

For patients with tumors harboring a BRAF V600 mutation, treatment choices are between MAPK or CI therapy. Cross trial comparisons indicate that combined MAPK or BRAF plus mitogen-activated protein kinase kinase (MEK) has proven to have higher response rates than CIs. Data from cross trial comparisons suggest that the responses to CIs are slower in onset but more durable. For patients who are candidates for both treatments, standard of care guidelines recommend that CIs should be chosen as first-line therapy. Patients whose tumors are not progressing quickly and are not immediately threatening an important organ function, should be considered for CIs first, preserving MAPK for subsequent lines. However, American Society of Clinical Oncology guidelines do not recommend a specific order of therapies for patients with BRAF wild-type (WT) unresectable and metastatic cutaneous melanoma.

As combination therapy with ipilimumab/nivolumab is associated with more severe toxicity, physicians must make a treatment decision between combination therapy and single agent anti-PD-1 antibody therapy after thorough evaluation regarding clinical activity and potential severe toxicity. Accordingly, we believe novel anti-PD-1 combinations with improved overall outcomes are needed for patients with advanced melanoma.

We are developing IO102-IO103 for potential treatment of patients with anti PD-1 naïve in the advanced setting advanced melanoma who are candidates for CI monotherapy, regardless of PD-L1 expression and BRAF mutation status, except for patients with rapidly progressing disease. We also plan to test IO102-IO103 as a neo-adjuvant used before surgery, followed by adjuvant therapy after surgery, in patients with melanoma, in a basket trial, the IOB-032 trial, with multiple solid tumor indications.

Development of Dual Epitope IO102-IO103 in the First-line Setting

Summary

The MM1636 trial is currently evaluating IO102-IO103 in combination with an anti-PD-1 monoclonal antibody, nivolumab, in 30 anti-PD-1 naïve, first-line metastatic melanoma patients. A brief summary of the MM1636 trial is below:

•	30 patients included in cohort A from the Copenhagen University Hospital Herlev Denmark;

•

Baseline characteristics were largely comparable with benchmark trials with the majority of patients having one or more poor prognostic factors, such as negative tumor expression, M1c stage/visceral metastases and high lactate dehydrogenase (LDH);

•

Investigators initially observed an ORR of 80% (24 out of 30 patients); however, two of 24 patients in which a response was observed progressed before subsequent radiological confirmation, which resulted in a confirmed ORR of 73%. CRR was 47% with duration of response not yet reached at a median follow up time of 27.3 months as of February 22, 2021;

•	Median PFS was 26 months and median OS had not yet been reached as of February 22, 2021;

•	Correlative biomarker data from the MM1636 trial support the mechanism of action of IO102-IO103 in treated patients, based on the following observations:

•	Induction of systemic therapy (IO102+IO103)-specific T cell response in blood;

•	Treatment-induced increased infiltration of CD3/CD8 T cells into the tumor site with enhanced immune effector signature in responding patients;

•	Detection of IO102+IO103-specific T cells in tumors post treatment; and

•

Ongoing enrollments of 10 patients each in cohort B (patients with anti-PD-1 de-novo refractory disease) and cohort C (patients with acquired anti-PD-1 resistance, meaning those who progressed after anti-PD-1 therapy).

MM1636 Trial Design and Patient Characteristics

The MM1636 trial is a Phase 1/2 single arm, single center trial with the primary objective to investigate safety and feasibility, secondary objective to investigate immunogenicity and tertiary objective to investigate clinical efficacy. While the size of the trial was deemed sufficient to evaluate safety, as a single arm trial, the MM1636 trial was not designed to provide statistically significant results in respect of its clinical efficacy endpoints. The MM1636 trial patients were treated with IO102-IO103 in combination with nivolumab for up to 47 weeks and thereafter continued with nivolumab treatment according to usual guidelines. Treatment consisted of 100 µg IDO long, 100 µg PD-L1 long1, 25 µl dimethyl sulfoxide (DMSO), 475 µl phosphate-buffered saline (PBS) and 500 µl Montanide. The treatment was administered biweekly for 6 weeks and then every 4 weeks for 41 weeks. Patients were given a maximum of 15 treatments during one year or until progression or undue adverse events. Nivolumab was administered according to the approved label for melanoma (3 mg/kg bi-weekly for up to two years). Because of the preclinical data on IO102-IO103, which provided support for the combination effect of our IDO and PD-L1 targeted candidates, IO102 and IO103, the MM1636 trial was not designed to evaluate the individual contributions of each component antigen.

A review of patient baseline characteristics presented in table 2 for the 30 anti PD-1 naïve metastatic melanoma patients included in the MM1636 trial shows that the majority of patients had one or more poor prognostic factors; 43% PD-L1 negative, 60% visceral metastatic disease (M1c) and 37% high LDH. The frequency of these poor prognostic factors indicates that the patient population was not subject to specific selection of good prognosis patients, as the baseline characteristics are largely similar to those in other trials.

Table 2: MM1636—Patient Characteristics

Tolerability

In the MM1636 trial, 77% of patients developed Common Terminology Criteria for Adverse Events (CTCAE) grade 1 and 2 injection site reactions that typically manifested as transient adverse events; 77% injection site tenderness, 63% granulomas, 23% redness, 13% pain, 13% pruritus, and 3% myalgia at the injection site, most likely related to the adjuvant Montanide. Two patients discontinued treatment after eight and 11 injections, respectively, due to granulomas, tenderness and pain that limited instrumental activities of daily living. Other CTCAE grade 1-2 AEs have included rash (50%), fatigue (47%), arthralgia (37%), diarrhea (27%), nausea (23%), amylase increase (20%), dry skin (20%), pruritus (20%), infusion reaction (17%), xerostomia (17%) and myalgia (17%).

A total of five patients (17%) have experienced a high-grade adverse event (grade 3-5); four patients (13%) experienced CTCAE grade 3-4 AEs, one patient with grade 3 maculopapular rash, one patient with grade 3 adrenal insufficiency and two patients with grade 3 arthralgia. One patient died (CTCAE grade 5) due to urosepsis with multi organ failure and severe hyponatremia. In addition, the patient had experienced multiple AEs including grade 3 colitis, grade 2 pneumonitis, grade 3 arthralgia, grade 2 vasculitis and grade 2 nivolumab induced infusion allergic reaction. The patient had symptoms of myocarditis at time of death with highly elevated troponin I. Bedside echocardiography showed an ejection fraction of 15%, which at baseline was 60%. The myocarditis was never confirmed pathologically. All the AEs leading to treatment discontinuation were considered by the investigator to be related to nivolumab. The rate of treatment-related adverse events leading to discontinuation of both nivolumab and IO102-IO103 was 17%.

Response Rate

Results from the MM1636 trial, with a cut-off date of February 22, 2021, showed an ORR of 80% (95% confidence interval (CI); 62.7-90.5%). Two of the 24 responding patients progressed before subsequent radiological confirmation, therefore the confirmed ORR was 73.3% (95% CI; 54.1% to 87.7%). The CRR was 46.7% (95% CI; 28.3% to 65.7%).

Table 3: Objective Response Rate by Investigator Review

Date of data cut-off:	22 February 2021
Median follow-up	27.3 months
Evaluable patients	30
Responders (including unconfirmed responses)	80.0% (N = 24)
Confirmed responders	22
Best Overall (confirmed) Response Rate (Clopper Pearson Exact 95% CI)	73.3% (N=22/30) 54.1% to 87.7%
Complete Response Rate (Clopper Pearson Exact 95% CI)	46.7% (N=14/30) 28.3% to 65.7%
Partial Response Rate (Clopper Pearson Exact 95% CI)	26.7% (N=8/30) 12.3% to 45.9%
Best overall response rate by PD-L1 status (PD-L1<1% vs ≥1%)
PD-L1 positive patients (Clopper Pearson Exact 95% CI)	88.2% (N=15/17) 63.6% to 98.5%
PD-L1 negative patients (Clopper Pearson Exact 95% CI)	53.8% (N=7/13) 25.1% to 80.8%

Independent External Radiology Review

To substantiate the investigator assessed evaluation of efficacy, clinical response data was validated by blind independent external review. This was performed at an earlier cut-off date (January 2020) where an ORR of 76.7% (CI: 57.7%-90.1%) was reported with 50.0% achieving CR, 26.7% partial response (PR), and 3.3% stable disease.

Comparison With Contemporary anti PD-1 Treated Patients from the National Danish Metastatic Melanoma Database (DAMMED)

To address potential trial bias regarding treatment effect through post-hoc exploratory analysis, patients in the MM1636 trial were matched with patients from the Danish Melanoma Database (DAMMED), which is a population-based database that retrospectively collects data on patients with metastatic melanoma in Denmark.

•

938 patients who were treated with a PD-1 therapy monotherapy contemporaneously (January 2015 to October 2019) were extracted. 218 of these patients were eligible for comparison and matching (all parameters available). 60 DAMMED patients were found to match;

•

Patients were matched on age (≤70, > 70), gender, LDH (normal, elevated), M-stage (M1a, M1b, M1c), BRAF status (Wildtype, mutated) and PD-L1 status (<1, ≥ 1). An exact matching algorithm was used where patients in the MM1636 trial were matched with patients from DAMMED with exact same combination of variables;

•

29 patients from the MM1636 trial were matched with the exact combinations of the six variables. One patient could not be matched. To secure balance of the calculations, control patients were weighted according to the number of patients for each MM1636 patient. Estimates for treatment effects were calculated by weighted logistic regression analyses and weighted Cox proportional hazard model. A weighted binary logistic regression model was used for comparing response rates in the two matched cohorts; and

•

Matched controls were identified for 29 patients and the ORR of 79.3% (95 CI: 61.0-90.4%) observed in the MM1636 trial was found to be significantly higher (p<0.0012) compared to the matched control group where an ORR of 41.7% (95% CI: 31.0-53.3%) was reached. Furthermore, of the 29 patients in the MM1636 trial, a significantly (p<0.0017) higher percentage of 41.4% (CI: 25.2-59.6%) patients achieved CR in the MM1636 trial, compared to 12% (CI: 6.3-21.6%) in the matched historical control group.

The ORR was significantly higher in the patients from the MM1636 trial than in the historical controls, suggesting that the high response rate and the long durability of response observed with the combination therapy approach are unlikely to be due to patient selection bias.

Tumor Shrinkage in Individual Patients

Data showing the percent change in target lesions from the baseline is shown in Figure 6. The effect was binary, as patients either responded (24 out of 30) or progressed (six out of 30). No patients showed stable disease (SD). The icons describe melanoma risk factors. Green bars indicating CR that are not at 100% tumor reduction are in patients with lymph node metastases, as lymph nodes do not disappear but normalize in size. Blue bars at 100% indicate the disappearance of target lesions, whereas some non-target lesions may remain based on RECIST 1.1. definitions. Six of the 30 patients progressed (red bars).

Figure 6: MM1636—Waterfall Plot Showing Best Percentage Change in Target Lesion Size

CR = complete response, PR = partial response, SD = stable disease, PD = progressive disease

Timing and Durability of Response in Individual Patients

The swimmer plot in Figure 7 presents individual patient-level data, including onset of PR, CR, PD and death. In addition, patients with ongoing responses are marked with an arrow. The majority of patients achieving a CR had one or more high risk factors (marked with icons) such as PD-L1 negative tumor expression, M1c stage/visceral metastases and high LDH as an indication severe disease. As of the February 22, 2021 cut-off date, response was still ongoing in 16 patients (indicated with arrows).

Because CRs have been observed as late as 15 months after initial treatment, the CRR may improve beyond 47% as the latest included patients had follow up time shorter than 15 months as of the February 22, 2021 cut-off date. We believe these data indicate good quality responses with a deep and durable response in most of the patients (Figure 8).

The median duration of response (DOR) had not yet been reached as of the February 22, 2021 cut-off date in the MM1636 trial, but 20 of the 22 patients with a radiologically confirmed response (at 12 weeks after the first response) had a response lasting greater than 182 days providing a durable response rate of 66.7% (20/30). (Figure 7 and 9).

Figure 7: MM1636—Durability and Deepening Responses (in Order of Patient Number)

CR = complete response, PR = partial response, SD = stable disease, PD = progressive disease

Figure 8: MM1636—Time to PR and CR

Figure 9: MM1636—Duration of Response

Tumor shrinkage and Durability of Response in Individual Patients Over Time

The rapid onset of response, deepening of responses over time and durability of responses in the MM1636 trial are shown in the spider plot for individual patients. Green, blue and red lines respectively indicate CR, PR and PD. Only six out of 30 patients experienced progressive disease at the first imaging timepoint (12 weeks) marked with red lines (Figure 8).

Figure 10: MM1636—Change in Target Lesions from Baseline Over Time

Progression Free Survival (PFS)

At a median duration of follow-up of 27.3 months (Figure 9), the median PFS was estimated to be 26 months (lower 95% confidence interval 14.8 months, upper 95% confidence interval not reached).

Figure 11: MM1636—Progression Free Survival

+ Censored; dotted lines show 95% Confidence Limits

Overall Survival (OS)

At a median duration of follow-up of 27.3 months, the median OS had still not yet been reached (Figure 12).

Figure 12: MM1636—Overall Survival

+ Censored; dotted lines show 95% Confidence Limits

Phase 1/2 Correlative Data

Correlative biomarker data from the MM1636 trial support the mechanism of action of IO102-IO103 in treated patients, based on the following observations:

•	Induction of systemic therapy (IO102+IO103)-specific T cell response in blood was confirmed in over 96% of treated patients (Table 4);

•	Confirmation of IO102-IO103-specific T cell clones homing into TME (Figure 13); and

•	Treatment-induced increased infiltration T cells into TME with enhanced immune effector signature in responding patients (Figure 14).

Table 4: Treatment-specific T cell Responses to IO102 (IDO) and/or IO103 (PD-L1)

	T-win antigen- specific response at BASELINE	T-win antigen- specific response ON-TREATMENT
Response against IO102	10/30 (33.3%)	27/30 (90%)
Response against IO103	8/30 (26.7%)	25/30 (83.3%)
Response against IO102 and/or IO103	14/30 (46.7%)	29/30 (96.7%)

Figure 13: Increased Frequency of IO102-IO103-expanded T cell Clones Detected in TME After Treatment.

Cumulative frequencies of IO102-IO103-specific TCR rearrangements pre- and post-treatment in one CR patient are shown.

Figure 14: Treatment-induced Increased Infiltration T cells into TME with Enhanced Immune Effector Signature in Responding Patients

(A) In a CR patient (PD-L1 negative, LDH high, BRAF WT, M1c), immunohistochemistry (IHC) analysis of tumor sections before vs on-treatment revealed more than three-folds increase in infiltrating T cells (left), majority of which were antigen-experienced (positive for PD-1/LAG-3/T cell immunoglobulin and mucin domain-containing protein 3 (TIM-3), “Ag+ CD8”) CD8 T cells (right). (B) This was accompanied by increased signature of effector T cell activation with concomitant reduction in pro-tumorigenic genes.

Potential Opportunities for Dual Epitope IO102-IO103

Proposed Registrational Trial in Melanoma Under BTD by FDA

Based on the results of the MM1636 trial to date, we plan to initiate a multicenter, international, open-label, randomized, two-arm Phase 3 potentially registrational trial of IO102-IO103, the IOB-013/KN-D18 trial, in combination with pembrolizumab as first-line treatment for patients with previously untreated unresectable or metastatic (advanced) melanoma. The Phase 3 trial has a target enrollment of 300 patients randomized into either the experimental arm of IO102-IO103 in combination with pembrolizumab or the pembrolizumab control arm. All patients will receive pembrolizumab 200 mg intravenously every three weeks for a maximum of 35 cycles, corresponding to approximately two years of treatment. Patients randomized to the control arm will also be given IO102-IO103 every three weeks with an additional dose given during the induction period on Day 8 of cycles 1 and 2. IO102-IO103 will thereafter be administered subcutaneously every three weeks during the maintenance period. Each patient can be treated for a maximum of 37 administrations in total, corresponding to approximately two years of treatment. An interim analysis of ORR will be conducted by the end of 2023. The primary endpoint at the final analysis will be progression free survival. The trial design and discussions with FDA are aimed at potentially pursuing accelerated approval, if the trial data are favorable, based on the interim analysis of ORR, supported by data on durable response rate, complete response rate and a descriptive summary of progression free survival. The Phase 3 trial will include a concurrent evaluation of the initial participants to allow for an assessment of safety, or safety run in. We anticipate initiating the trial by the end of 2021.

Lung Cancer

Lung cancer is the leading cause of cancer death according to the American Cancer Society (ACS). The two main types of lung cancer are NSCLC and small cell lung cancer. NSCLC is the most common type of lung cancer, accounting for about 84% of all cases. According to the ACS, the five-year survival rate for patients suffering from highly advanced, metastatic (Stage IV) lung cancers is estimated to be 6%. The NSCLC market is expected to generate $28.5 billion in revenue in 2021, growing to $48 billion in 2026.

There is a large unmet need for improved combination therapies enhancing anti-PD-1 efficacy without a significant increase in toxicity. Until recently, the standard of care for patients with metastatic NSCLC was platinum-based chemotherapy. Recently, anti-PD-1 therapy, such as pembrolizumab, with or without chemotherapy, has changed the standard practice in first-line treatment of metastatic NSCLC. According to Mok (Lancet 2019) and Gandhi (New England Journal of Medicine 2018) the ORR with pembrolizumab monotherapy in patients with previously untreated metastatic NSCLC and a PD-L1 expression of 50% or higher was 39% and pembrolizumab in combination with chemotherapy 61%. In high PD-L1, approximately 40% of patients are alive after 30 months on pembrolizumab monotherapy. In low PD-L1, approximately 45% of patients are alive at 24 months on pembrolizumab plus chemotherapy.

Observations from a Phase 1 trial of our first generation IDO compound, IO101, provided us foundational support for our IO102-IO103 development strategy. We are planning development of IO102-IO103 plus anti PD-1 in first-line treatment of metastatic solid tumors with high PD-L1 expression. NSCLC is one of the indications in our basket trial.

First Generation IDO Compound

LU1006 was an investigator initiated Phase 1 single arm, first in human trial with the primary objective to investigate safety and secondary objective to investigate immunogenicity and tertiary objective to investigate clinical benefit in patients with heavily pretreated human leukocyte antigen-A2 (HLAA2) positive stage III to IV NSCLC. Patients had stable disease after standard therapy comprising of chemotherapy and targeted therapy. The trial was a non-randomized comparison against patients who had standard of care, chemotherapy, at the site and were HLAA2 negative. 15 patients were treated with IO101 as subcutaneous injections formulated in 900 microliters Montanide and imiquimod ointment. The mean treatment duration was 7.9 months (95% CI: 4.6 –11.3).

Tolerability

In 90% of the patients, CTCAE grade 1 to 2, short-term, local injection site reactions (i.e., redness, swelling, or itching) were observed. Local treatments with steroid ointments removed the symptoms. High frequencies of fatigue, shortness of breath, coughing and haemoptysis were present at baseline in the 15 NSCLC patients. These were considered probably related to the underlying lung cancer. Nausea and headache were observed in relation to the development of brain metastases, whereas dyspepsia, abdominal pain and diarrhea could be related to the treatment, as IDO is expressed in the epithelial cells in the gastrointestinal tract (Table 5). No grade 3 or higher AEs were observed in the 15 patients treated with IO101 monotherapy.

Table 5: Adverse Event Frequency by CTCAE Grade

Clinical Benefit

Clinical benefit was defined as OR or SD for a minimum of 8.5 months after treatment initiation, corresponding to at least nine injections and demonstration of SD on at least three consecutive CT scans. Based on this definition, seven of 15 (47%) patients had clinical benefit. One patient achieved a PR after 15 months treatment (ORR of 7%), and six patients obtained SD (40%).

Survival

PFS is provided in Figure 15 below, “censored” represents patients who are surviving without progression of disease. The median PFS was 5.2 months. Overall survival was 26 months in the 15 patients treated with IO101, compared to eight months in patients who received the hospitals standard of care, which included chemotherapy and targeted therapies. These observations provided us foundational support for our IO102-IO103 development strategy.

Figure 15: IDO Monotherapy—Progression Free Survival

Figure 16: IDO Monotherapy—Overall Survival

Long Term Follow-Up

According to Kjeldsen (2018), three of 15 patients were still alive at a five-year follow up corresponding to a six-year overall survival of 20%. Two patients had continued monthly injections for five years (56 injections). One of these patients developed a PR 15 months after the first injection and remained in PR, without other subsequent anti-cancer therapy.

The other patient had a solitary distant metastasis in a retroperitoneal lymph node at baseline which normalized during treatment. All on study CT scans were without signs of relapse. Treatment was well tolerated for up to five years with no long-term AEs registered. The third long-term surviving patient discontinued treatment after 11 months due to PD. The chart below shows the duration of response for patients receiving study drug.

Figure 17: IDO Monotherapy—Duration of Response

Second Generation IDO Compound (IO102)

Our second generation IDO compound, IO102, is currently being tested in an ongoing, fully recruited, open-label, randomized Phase 1/2 trial in combination with pembrolizumab (Cohort A) or pembrolizumab with chemotherapy (Cohort B) as first-line treatment for patients with metastatic NSCLC. The trial has a Phase 1 safety run in and Phase 2 is randomized (Figure 18). The primary objectives are to investigate the safety and efficacy of IO102 as add on to standard of care versus standard of care. Primary endpoints are safety and ORR. Secondary endpoints include OS, PFS and biomarkers.

Figure 18: IO102-012 Trial Design

The trial is being conducted as part of a clinical collaboration with Merck. The clinical trial is sponsored by IO Biotech while Merck provides pembrolizumab for the trial. Merck and IO Biotech have joint rights to the study results. IO Biotech will maintain global commercial rights to IO102.

Results presented below are from an updated analysis of patients entered into the Phase 2 part of the study, with a data cutoff of August 11, 2021. At this data cut off, a total of 110 patients were included in the trial, of which 109 received treatment. Six patients each in Phase 1 cohort A and B; 32 patients in the experimental arm A1 (IO102 with pembrolizumab), 16 patients in the control arm A2 (pembrolizumab); 33 in the experimental arm B1 (IO102 with pembrolizumab and chemotherapy) and 17 in the control arm B2 (pembrolizumab with chemotherapy) of which 16 were treated.

At the data cutoff, based on RECIST 1.1 definition, Phase 2 Cohort A patients in the experimental arm achieved ORR of 46.9% and 43.8% in the control arm. In Phase 2 Cohort B, patients in the experimental arm achieved ORR of 36.4% and 52.9% in the control arm.

In the NSCLC portion of the IOB-022 trial, we plan to investigate IO102-IO103 in patients expressing PD-L1 ≥50%.

Tolerability Profile

The tolerability profile presented is for patients entered and treated in the Phase 2 part of IO102-012 (the safety population):

Cohort:	Experimental Arm N	Control Arm N	Total
A: PD-L1≥50%	32	16	48
B: PD-L1<50%	33	16	49

Table 6 summarizes the AEs reported as of the more recent data cutoff in August 2021.

All patients (100%), regardless of treatment allocation, had at least one treatment emergent adverse event (TEAE).

Cohort A (PD-L1 ≥50%): 81% of patients in the experimental arm (A1) and 81% administered pembrolizumab (A2) had at least one treatment related AE. 69% of patients in A1 had AEs related to IO102. The corresponding number for treatment related AEs to pembrolizumab were 79% across both arms. Serious AEs (SAE) were reported in 41% and 31% of the patients and related treatment-related SAEs in 9% and 0%, respectively. High grade AEs (CTCAE grade 3-4) were reported in 53% and 63% of patients, with 6% and 13%, respectively of the patients discontinuing any of the treatment due to TEAEs. Fatal (grade 5) AEs occurred in 3% and 6%, respectively.

Cohort B (PD-L1 <50%): 97% of patients in the experimental arm (B1) and 100% administered pembrolizumab and chemotherapy (B2) had at least one treatment related AE. 67% of patients in B1 had AEs related to IO102. The corresponding number for treatment related AEs to pembrolizumab and were 82% across both arms. Serious AEs (SAE) were reported in 42% and 56% of the patients and related SAEs in 18% and 31%. High grade AEs (CTCAE grade 3-4) were reported in 73% and 94% with 33% and 19%, respectively, of the patients discontinuing any of the treatments due to TEAEs. Fatal (grade 5) AEs occurred in 9% and 0%, respectively.

Table 6: Adverse Events Summary, Cohort A & B, Phase 2

	Cohort A		Total N=54	Cohort B		Total N=55
Number of patients	Experim A1 N=38	Control A2 N=16		Experim B1 N=39	Control B2 N=16
Number of patients with at least one
TEAE	32 (100%)	16 (100%)	48 (100%)	33 (100%)	16 (100%)	49 (100%)
Related TEAE (any study treatment)	26 (81%)	13 (81%)	39 (81%)	32 (97%)	16 (100%)	48 (98%)
TEAE related to IO102	22 (69%)	0	22 (46%)	22 (67%)	0 (0%)	22 (45%)
TEAE related to Pembrolizumab	25 (78%)	13 (81%)	38 (79%)	25 (76%)	15 (94%)	40 (82%)
TEAE related to Carboplatin	0	0	0	30 (91%)	15 (94%)	45 (92%)
TEAE related to Pemetrexed	0	0	0	31 (94%)	16 (100%)	47 (96%)
Serious TEAE	13 (41%)	5 (31%)	18 (38%)	14 (42%)	9 (56%)	23 (47%)
Serious related TEAE (any study treatment)	3 (9%)	0	3 (6%)	6 (18%)	5 (25%)	11 (22%)
Grade 3 or 4 TEAE	17 (53%)	10 (63%)	27 (56%)	24 (73%)	15 (94%)	39 (80%)
TEAE leading to discontinuation of any study treatment	2 (6%)	2 (13%)	4 (8%)	11 (33%)	3 (19%)	14 (29%)
TEAE leading to discontinuation of IO102	2 (6%)	0	2 (4%)	6 (18%)	0	6 (12%)
TEAE leading to discontinuation of Pembrolizumab	2 (6%)	2 (13%)	4 (8%)	6 (18%)	2 (13%)	8 (16%)
TEAE leading to discontinuation of Carboplatin	0	0	0	0 (0%)	1 (6%)	1 (2%)
TEAE leading to discontinuation of Pemetrexed	0	0	0	10 (30%)	3 (19%)	13 (27%)
TEAE leading to dose interruption of Pembrolizumab	12 (38%)	10 (63%)	22 (46%)	22 (67%)	9 (56%)	31 (63%)
Fatal TEAE	1 (3%)	1 (6%)	2 (4%)	3 (9%)	0	3 (6%)

The distribution of high-grade AEs (CTCAE grade 3 or higher, including fatal) is shown below.

Cohort A (PD-L1 ≥50%): The most frequent high-grade AEs in cohort A1 (experimental, N=32), were infections, 18.8%, followed by vascular disorders, 15.6%. In A2 (control, N=16) the most common high grade AE was infections and infestations reported in 25.0% of patients.

Cohort B (PD-L1 <50%): The most frequent high-grade AEs in cohort B1 (experimental, N=33), were blood and lymphatic system disorders, in 39.4% of patients with 62.5% in B2 (control, N=16).

When comparing the experimental treatment in Cohort A and B with the control treatment, the safety data appears largely comparable, which suggests there was no increased frequency or severity of adverse events compared with the control arm.

Table 7.1: AEs ≥ Grade 3 in at Least 5% of Patients/Cohort (Phase 2)

System Organ Class	A1 32	A2 16	B1 33	B2 16
Blood and lymphatic system disorders	2 (6.3%)	0 (0%)	13 (39.4%)	10 (62.5%)
Cardiac disorders	3 (9.4%)	0 (0%)	0 (0%)	1 (6.3%)
Gastrointestinal disorders	1 (3.1%)	0 (0%)	4 (12.1%)	3 (18.8%)
General disorders and administration site conditions	0 (0%)	2 (12.5%)	5 (15.2%)	1 (6.3%)
Hepatobiliary disorders	0 (0%)	0 (0%)	1 (3.0%)	0 (0%)
Infections and infestations	6 (18.8%)	4 (25.0%)	8 (24.2%)	4 (25.0%)
Injury, poisoning and procedural complications	1 (3.1%)	0 (0%)	1 (3.0%)	0 (0%)
Investigations	3 (9.4%)	0 (0%)	4 (12.1%)	3 (18.8%)
Metabolism and nutrition disorders	2 (6.3%)	3 (18.8%)	3 (9.1%)	1 (6.3%)
Musculoskeletal and connective tissue disorders	1 (3.1%)	0 (0%)	3 (9.1%)	0 (0%)
Neoplasms benign, malignant and unspecified	2 (6.3%)	1 (6.3%)	0 (0%)	0 (0%)
Nervous system disorders	0 (0%)	0 (0%)	3 (9.1%)	1 (6.3%)
Renal and urinary disorders	0 (0%)	2 (12.6%)	1 (3.0%)	0 (0%)
Respiratory, thoracic and mediastinal disorders	3 (9.4%)	3 (18.8%)	3 (9.1%)	0 (0%)
Vascular disorders	5 (15.6%)	1 (6.3%)	2 (6.1%)	0 (0%)

Adverse events experienced by ≥5% of patients entered into Phase 1 are provided below (date of data cutoff March 12, 2021).

Table 7.2: AEs ≥ Grade 3 in at Least 5% of Patients/Cohort (Phase 1)

System Organ Class	A: IO102+pembrolizumab n=6	B: IO102+pembrolizumab+ chemotherapy n=6
Blood and lymphatic system disorders	0 (0%)	4 (66.7%)
Cardiac disorders	0 (0%)	0 (0%)
Gastrointestinal disorderss	1 (16.7%)	0 (0%)
General disorders and administration site conditions	0 (0%)	1 (16.7%)
Infections and infestations	0 (0%)	1 (16.7%)
Investigations	1 (16.7%)	0 (0%)
Metabolism and nutrition disorders	0 (0%)	2 (33.3%)
Musculoskeletal and connective tissue disorders	1 (16.7%)	0 (0%)
Neoplasms benign, malignant and unspecified	0 (0%)	0 (0%)
Nervous system disorders	0 (0%)	0 (0%)
Renal and urinary disorders	0 (0%)	0 (0%)
Respiratory, thoracic and mediastinal disorders	1 (16.7%)	1 (16.7%)
Skin and subcutaneous tissue disorders	1 (16.7%)	0 (0%)
Vascular disorders	0 (0%)	0 (0%)

Squamous Cell Carcinoma of the Head and Neck Cancer (SCCHN)

SCCHN includes cancers of the oral cavity, oropharynx, hypopharynx and larynx, and is one of the most common tumor types worldwide. In the United States, cancers of the oral cavity, oropharynx, hypopharynx and larynx are expected to occur in more than 66,600 patients and more than 14,600 are expected to die. Locoregional SCCHN is treated with curative intent, but at a cost of functional impairment and locoregional recurrence or metastatic disease.

Standard first-line treatment for recurrent or metastatic (R/M) disease that is not amenable to local therapy was for more than a decade, cetuximab, an anti-epidermal growth factor receptor (EGFR) antibody, plus chemotherapy with platinum and 5-fluorouracil (the EXTREME regimen), which provides a mOS of about 10 months and is associated with substantial adverse events, according to Vermorken (New England Journal of Medicine 2008).

According to Burtness (Lancet 2019), in the KN-048 Phase 3 clinical trial, mOS with pembrolizumab was 12.3 months in patients with combined positive score (CPS) > 1% and 14.9 months in CPS > 20% versus 10.7 and 10.3 months with the EXTREME regimen. In the overall population, the mOS with pembrolizumab plus chemotherapy was 12.3 versus 10.7 months with EXTREME. Based on above pembrolizumab plus platinum and 5-fluorouracil is an appropriate first-line treatment for R/M SCCHN and pembrolizumab monotherapy is an appropriate first-line treatment for PD-L1-positive recurrent or metastatic SCCHN. Pembrolizumab with or without chemotherapy did not improve the ORR versus EXTREME. ORR ranged from 17 to 23% with pembrolizumab versus 35-36% with EXTREME, pending on the CPS.

A significant number of cancer patients fail to respond to immunomodulatory agents regardless of PD-L1 expression, presumably because of tumor resistance mechanisms against immune attacks. According to Burtness (Lancet 2019), the two year OS in first-line R/M SCCHN ranged from 38% to 27%, pending on the CPS. Consequently, there is a large unmet need for improved combination therapies enhancing anti-PD1 efficacy without an increase in toxicity.

Besides anti-PD-1, investigations into the immune landscape of SCCHN provide a strong rationale to test agents targeting other immunomodulatory pathways such as IDO and arginase, either as monotherapy or in combination with other therapies.

The head and neck cancer market is expected to generate $3 billion in revenue in 2021 and is expected to grow to $5.8 billion by 2026.

•

We are planning another development track in curative settings with neo-adjuvant (before surgery or radiotherapy)/adjuvant treatment (after surgery or radiotherapy). SCCHN may be one of these indications.

•	We are also considering investigating the dual epitope strategy in first-line setting of previously untreated solid tumors. R/M SCCHN may be one of these indications.

The ongoing and planned investigator-initiated trials will provide learnings that we can use in our own development of IO102-IO103, including in our planned first-line basket trial. See “—Additional trials in other first-line indications and neo-adjuvant and adjuvant settings” for additional details on these trials.

Development of Dual Epitope IO102-IO103 in Neo-Adjuvant/Adjuvant Settings

One ongoing investigator-initiated trial at the St Luc Hospital in Belgium (HN1901) is testing the effect of single epitopes (IO102 and IO103) and later dual epitopes (e.g. IO102-IO103) as neo-adjuvant therapy (before surgery) on the TME in a randomized Phase 2 Umbrella trial in patients with resectable SCCHN. Treatment is short term with up to 3-4 weekly injections and patients are randomized against no treatment (observation before surgery as standard of care).

The primary objective is to evaluate T cell epitope specific response in blood after injections and the secondary objectives include safety, tolerability and anti-tumor effects of the epitopes tested. Translational Research will also be investigated (see Table 10 below). As of an August 2021 data cutoff, seven patients were enrolled in the HN1901 trial – four in the IO102 single epitope treatment arm and three patients in the control arm (where no treatment prior to surgery is received). Among the four IO102-treated patients, one had two primary tumors, and two tumors changed from an intermediate to a high immunoscore, a measure of how well a body’s immune cells surround and enter a tumor, two tumors remained unchanged, and one tumor had a reduced immunoscore. In the control arm, two patients maintained a stable immunoscore and one patient went from a high to intermediate immunoscore. In the IO102 treatment arm, only CTCAE grade 1-related adverse events were recorded. No serious adverse events related to the study drug were reported. No delays in standard treatment due to side effects were observed. Among the IO102-treated patients, diffusion imaging analysis showed a decrease in the median apparent diffusion coefficient (mADC) after treatment in patients ID05 (-11%) and ID06 (-14%) but not in patient ID01. One evaluable patient in the control arm (ID07) did not show changes in mADC.

Another investigator-initiated trial in SCCHN is planned at an academic site in the U.S. This trial will investigate dual epitope (IO102-IO103) therapy in combination with anti PD-1 as neo-adjuvant therapy before surgery followed by adjuvant therapy after surgery in patients with SCCHN.

Bladder Cancer

UBC is a common malignancy, and is expected to occur in almost 84,000 patients in the United States in 2021. It is expected to account for approximately 17,200 deaths in 2021. In the vast majority of patients, tumors are of the transitional cell subtype. Similar to other malignancies, UBC has a high rate of survival if diagnosed early (>90%); however, even regional spread results in a decline in the five-year survival rate to under 50%. Approximately 75% of newly diagnosed cases of bladder cancer in the United States are early stage and non-muscle invasive disease. Low grade Ta lesions and high-grade T1 lesions have similar recurrence rates near 50%; however, high grade T1 lesions have a higher chance of progression than Ta lesions.

While a majority of cases treated with bladder cancer have a favorable prognosis, non-muscle invasive bladder cancer (NMIBC) represents a heterogenous group of diseases to which risk stratification is important to further prognosticate and guide management. Multiple efforts have been made to risk stratify patients, and NMIBC is generally classified into low, intermediate, and high-risk (T1, high-grade Ta, or carcinoma in situ/Tis) groups (Table 8). Despite continued Bacillus Calmette-Guérin (BCG) therapy, high risk groups have over a 30% recurrence risk at year one and an over 50% recurrence chance at year five. Moreover, disease progression rates are nearly 20% in high risk patients. Patients who do experience disease progression often must undergo radical cystectomy, an invasive procedure with high mortality rates.

Atezolizumab and pembrolizumab are both approved first-line agents in the metastatic setting and avelumab is approved as maintenance after first-line chemotherapy. Pembrolizumab furthermore has an indication in NMIBC refractory to BCG therapy, as previously discussed. Therefore, targeting the PD-L1 pathway is a clinically effective strategy in treating bladder cancer, including in the NMIBC, BCG-unresponsive setting.

Table 8: American Urology Association (AUA) Risk Stratification for Non-Muscle Invasive Bladder Cancer

Low Risk	Intermediate Risk	High Risk
• Papillary urothelial neoplasm of low malignant potential • Low grade urothelial carcinoma • Ta and • ≤3 cm and • Solitary	• Low grade urothelial carcinoma • T1 or • >3 cm or • Multifocal or • Recurrence within 1 year	• High grade urothelial carcinoma • CIS or • T1 or • >3 cm or • Multifocal

	• High grade urothelial carcinoma	• Very high risk features (any):
	• Ta and • ≤3 cm and • Solitary	• BCG unresponsive • Variant histologies • Lymphovascular invasion • Prostatic urethral invasion

*	Within each of these risk strata an individual patient may have more or less concerning features that can influence care.

The bladder cancer market is expected to generate $2.3 billion in revenue in 2021 and is expected to grow to $9.3 billion by 2026.

We are considering investigating the dual epitope strategy in first-line setting of previously untreated solid tumors. Muscle invasive bladder cancer may be one of these indications. An ongoing BCG shortage has officially been recognized by expert panels and professional societies as complicating therapeutic access for patients with NMIBC. This poses a unique opportunity for us and our T-win platform.

Ongoing and planned investigator-initiated trials will provide learnings that we can use in our own development of IO102-IO103, including in our planned first-line basket trial. See Tables 10 and 11 below for additional details on these trials. Based on the above, IO102-IO103 is planned to be tested in an investigator initiated trial at a U.S. academic site in combination with anti PD-1 antibody in anti PD-1 naïve, BCG refractory non-muscle invasive bladder cancer.

Future Clinical Development in First-Line Indications

In addition to the ongoing clinical trials discussed above, we plan to conduct a Phase 2 basket trial, IOB-022, which will enable us to investigate multiple solid first-line tumor indications in anti PD-1/PD-L1 treatment naïve patients with metastatic disease such as NSCLC, UBC, or SCCHN. In the NSCLC portion of the trial we plan to investigate IO102-IO103 in patients expressing PD-L1 ≥50%, a patient population similar to Cohort A in our Phase 1/2 trial of IO102 in combination with pembrolizumab as first line treatment for patients with metastatic NSCLC. We plan to initiate this trial by the end of 2021 and we are ready to begin enrollment for the NSCLC portion of the basket trial.

Our planned basket trial will be a non-comparative, open label, unblinded trial and investigate the safety and efficacy of IO102-IO103 in combination with pembrolizumab in each of the following metastatic first-line indications:

•	NSCLC with PD-L1 ≥50%

•	SCCHN with CPS ≥10%

•	UBC with CPS ≥20%

We plan to first expand the sample size in Phase 2 and then pending the outcome move into a Phase 3 trial in one or more of these indications if a sufficiently strong efficacy signal is observed. The primary endpoints of the Phase 2 trial will be dual target of either ORR according RECIST 1.1. or PFS at six months by investigator assessment. Secondary outcome measures will include PFS, duration of response, CRR, disease control rate, OS, time to response and safety reporting.

Figure 19: Schematic Clinical Development Diagram

Future Clinical Development in Neo-Adjuvant / Adjuvant Setting

In addition to first-line cancer indications, we also plan to investigate the dual epitope IO102-IO103 used before or after curatively intended surgery as a neo-adjuvant/adjuvant therapy. As with first-line cancer indications, we plan to conduct a Phase 2 basket trial, the IOB-032 trial, which will enable us to investigate multiple first-line solid tumor indications in anti PD-1/PD-L1 naïve settings. We plan to initiate this trial in the first half of 2022 and recruitment is ongoing.

Our planned basket trial will investigate the safety and efficacy of IO102-IO103 in combination with anti-PD 1 in each of the below indications:

•	Melanoma

•	SCCHN

•	Additional indication(s)

Depending on the anti-PD-1 monoclonal antibody therapy we select to combine with IO102-IO103, this trial may include a Phase 1 component which would consist of an integrated concurrent flat dose safety run in. We plan to first expand the sample size in Phase 2 and then move into a Phase 3 trial in one or more of these indications if a sufficiently strong efficacy signal is observed and the tolerability data are generally consistent with previous clinical trials.

Figure 20: Schematic Clinical Development Diagram

Additional Trials in Other First-Line Indications and Neo-Adjuvant and Adjuvant Settings

There are multiple potential indication expansion opportunities in various cancer settings with limited anti-PD-1 mAb efficacy or tolerability and toxicity concerns. Both IDO and PD-L1 are highly expressed in numerous other solid tumor indications where anti PD-1-mAb is also approved. Therefore, we believe the potential for the dual epitope IO102-IO103 product candidate in combination with anti PD-1-mAB is significant beyond first-line treatment of advanced melanoma—both as a first-line treatment, but also as a neo-adjuvant (before surgery)/adjuvant (after surgery) therapy. A series of investigator initiated trials have been completed and others are ongoing that will inform our own development, including our planned basket trials. Safety data from these trials is included in the tables below.

Table 9: Adverse Events Summary of Completed Investigator Initiated Trials

The following table summarizes adverse events reported by the clinical investigators:

Table 10: Ongoing Investigator Initiated Trials

* As of August 2021, the total number of patients enrolled is 7.

Additionally, the following table describes currently planned investigator initiated trials.

Table 11: Planned Investigator Initiated Trials

IO102 (IDO)

IO102 is our fully-owned novel product candidate containing a single IDO-derived peptide sequence designed to engage and activate IDO-specific human T cells. This is different from small molecule IDO inhibitors, such as epacadostat, which are designed to block IDO expression on cells. IO102 is the second generation IDO therapy investigated by us. The first IDO therapy we investigated, IO101, is a 9-amino acid peptide investigated in a Phase 1 trial in patients with metastatic NSCLC. The IO101 peptide is an HLA-A2-restricted, IDO-derived CD8+ T cell epitope. IO102 comprises the original CD8+ T cell epitope encoded by IO101 but also contains additional CD8+ T cell epitopes as well as CD4+ T cell epitopes.

IO102 is currently being tested in a randomized Phase 1/2 trial in combination with pembrolizumab standard-of-care in first-line treatment of patients with metastatic NSCLC.

Preclinical Development

IO102 is designed to selectively engage and activate cancer patients’ own T cells to attack IDO-expressing target cells. The activated T cells have demonstrated cytotoxic responses against IDO+ target cells (both tumor cells as well as immune cells) in vitro (Figure 21 below). Further, co-culture of IDO- specific T cells augments expansion of effector T cells against viral and/or tumor antigens such as cytomegalovirus (CMV) (Figure 22 below) and melanoma antigen recognized by T cells (MART-1), illustrating the immunomodulatory function of IDO-specific T cells.

The anti-tumor activity of murine IDO targeting peptide immunotherapy (mIO102) has been demonstrated in many syngeneic tumor models, with data supporting the mechanism of action and validating the treatment approach.

mIO102 treatment has demonstrated synergistic and durable anti-tumor activity in combination with aPD-1 in a preclinical model where IDO expression is confined to the immune cells in the TME (Figures 23 and 24 below).

The anti-tumor activity of mIO102 was accompanied by a substantial reduction of IDO1 expression in TME (Figure 25 below). In contrast, animals treated with the IDO inhibitor, epacadostat, exhibited little changes in the IDO expression in TME with no durable responses, highlighting the differential MoA between IO102 and IDO small molecule inhibitors.

This preclinical data generated for IO102 compared to epacadostat has informed our decision to pursue our dual mechanism approach rather than an approach focused on small molecule inhibition of IDO.

Finally, in an anti-PD-1 refractory, ‘cold’ tumor model (B16F10 melanoma), mIO102 treatment demonstrates synergistic anti-tumor activity when combined with tumor associated antigen (TAA) peptide immunotherapy (Figure 26). The anti-tumor activity v mIO102, but not TAA, correlates with the reduction of immunosuppressive, IDO+ myeloid cell types, as well as the reduction of regulatory T cells. Given that murine regulatory T cells do not themselves express IDO, the latter observation supports the notion that mIO102 treatment leads to modulation of the TME into a more proinflammatory environment. Finally, a concomitant increase in infiltrating antigen-specific T cells in the TME was observed in the treated animals (Figure 27 below).

Clinical Development of IO102

As described above, our second generation IDO compound, IO102, is currently being tested in an open-labelled, randomized Phase 1/2 trial in combination with pembrolizumab with or without chemotherapy as first-line treatment for patients with metastatic NSCLC. Continued development of IO102 will be with IO103 and potentially with IO112 and other antigens as part of multiantigen approaches.

IO103 (PD-L1)

IO103 is our fully-owned, novel product candidate containing a single PD-L1-derived peptide designed to engage and activate PD-L1 specific human T cells.

PD-1 and its ligand PD-L1 constitute an important immune regulatory pathway. The interaction between PD-1 and PD-L1 negatively regulates the proliferation and cytokine production of T cells. Accordingly, cancers upregulate PD-L1 to evade the host immune system and PD-L1 expression is correlated with increased tumor aggressiveness and poor prognosis. PD-L1 expression has been reported for both hematological cancer and solid tumors.

IO103 was tested in a single-arm Phase 2 trial assessing IO103 as a monotherapy in patients with Basal Cell Carcinoma (BCC) of the skin.

Preclinical Development

IO103 is designed to selectively engage and activate cancer patients’ own T cells to attack PD-L1-expressing target cells. The activated T cells have demonstrated cytotoxic responses against PD-L1+ target cells (both tumor cells as well as immune cells) in vitro (Figure 28 below). Further, PD-L1- specific T cells augments expansion of other effector T cells against viral and/or tumor antigens such as CMV (Figure 29 below) and MART-1, illustrating the immunomodulatory function of PD-L1-specific T cells.

As shown below, we observed the anti-tumor activity of murine PD-L1 targeting peptide immunotherapy (mIO103) in a syngeneic model.

Figure 30: Anti-Tumor Activity of Murine PD-L1 Targeting Peptide Immunotherapy in Syngeneic Model

Clinical Development of IO103

IO103 was investigated in a small, mechanism of action focused Phase 2a trial of 10 patients with resectable BCC on a standalone basis. IO103 has previously been investigated in a first in-human study in patients with multiple myeloma and in smoldering myeloma (Tables 9 and 10 above). The primary objective was to investigate objective and relative (%) reduction of the target lesion as well as the tolerability and immunogenicity after treatment with IO103 in patients with BCC.

Ten patients with resectable BCC were treated with up to nine injections. Adverse events observed during each of the trials were grade 1–2 and most of these grade 1-2 adverse events were injection site reactions. One patient had a history of decreased vision due to wet age-related macular degeneration prior to inclusion in the trial. This adverse event was not deemed related to treatment with IO103.

Table 12: Adverse Events by CTCAE Grade and Frequency

Adverse event	Grade 1, n (%)	Grade 2, n (%)
Injection site reaction	10 (100)	—
Flu-like symptoms after injection	1 (10)	—
Deterioration of vision due to worsening known age-related macular degeneration	—	1 (10)
Traumatic eye injury	—	1 (10)

All patients exhibited peptide specific immune responses in T cells and in skin-infiltrating lymphocytes. IO103’s continued development will be exclusively as part of the dual epitope candidate IO102-IO103 and potentially other dual epitope candidates combined with our antigens or multi-antigen developments.

IO112 (Arginase 1)

IO112 is our fully-owned, novel product candidate containing a single Arginase 1-derived peptide designed to engage and activate Arginase 1-specific human T cells. IO112 is designed to target T cells that recognize epitopes derived from Arginase 1, which is an immunoregulatory enzyme highly expressed in difficult-to-treat tumors associated with high levels of MDSCs including colorectal, breast, prostate and pancreatic and ovarian cancers.

Arginase 1 contributes to immune regulation by catabolizing and limiting the availability of arginine, an essential amino acid for immune effector cell survival and growth. Arginase overproduction by immune suppressive cells like myeloid derived suppressor cells and tolerogenic dendritic cells is a well-documented tumor escape mechanism. Increased levels of arginase have been detected on tumor and immune cells in several solid tumor types.

We plan to file an IND/CTA for IO112 in the first half of 2022 and move into a Phase 1/2 trial with IO112 in mid-2022 as part of multi-epitope development with IO102-IO103.

Preclinical Development

IO112 is designed to selectively engage and activate cancer patients’ own T cells to attack Arginase 1-expressing target cells. Upon activation, T cells secrete proinflammatory cytokines such as IFNg and TNFa, thereby contributing to immune modulation of microenvironment.

Immunotherapeutic activity of murine Arginase 1 peptide therapy (mIO112) has been observed in multiple Arginase 1-expressing tumor models. Arginase 1 treatment resulted in a concomitant reduction of Arginase 1+ cells and an increased influx of T cells into the TME. The treatment approach enhanced the anti-tumor effect of an anti-PD-1 antibody treatment in a colon adenocarcinoma model, MC38.

Figure 31: Arginase 1 Therapy in Mouse Colon Cancer Model

Treatment combining Arginase 1 therapy and aPD-1 treatment results in synergistic response in a mouse colon cancer model, MC38 (A). In this model, mIO112 treatment (and in combination with aPD-1) results in increased influx of immune cells into TME while promoting enrichment of M1 macrophages (B). In another model (fibrosarcoma, MCA205), increased influx of T cells (CD3 staining) and reduction of Arginase 1-expressing cells in the TME was observed in mice treated with Arginase 1 therapy (ovalbumin (OVA) used as irrelevant peptide control) (C).

Clinical Development of IO112

The next indications that we look to explore are difficult to treat cancers, and therefore IO112 is being tested in a single arm first-in-human Phase 1 trial in patients with arginase-positive solid tumors conducted at Copenhagen University. No data is yet available from this trial. This is an exploratory safety study to determine if this product can be advanced together with IO102-IO103 or as a component of other multiantigen approaches.

We plan to file an IND/CTA for IO112 in the first half of 2022 and move into a Phase 1/2 trial with IO112 in mid-2022 as part of multi-epitope development with IO102-IO103. Longer term, we are considering investigating our product candidates in difficult to treat tumors which often express high levels of arginase, such as colorectal, breast, prostate, pancreatic and ovarian cancer. These are all large indications with significant unmet medical need and large commercial potential.

Other Preclinical Compounds

In addition to IO102, IO103 and IO112, we are evaluating additional potential targets that we believe have potential for use in solid tumors. All our compounds in preclinical development target well-documented immunosuppressive molecules that are known to be overexpressed in the TME across a wide range of tumors. These targets are differentially expressed on tumors compared to normal tissue and cover multiple cancer indications. For example, we are evaluating the potential anti-tumor effect of a novel immune-modulatory cancer therapy using TGF-ß-derived peptides (IO170) in murine tumor models. Transforming growth factor-ß (TGF-ß) is one of the key molecules that contribute to immunosuppression and it is produced in large amounts in the TME by not only cancer cells but also by suppressive and regulatory cells.

Collaborations

Agreements with Herlev Hospital

Option Agreements with Herlev

We have entered into a number of agreements with Herlev and Gentofte Hospital (Herlev) in Denmark granting us options to acquire certain intellectual property rights related to our programs. The primary agreement governing these rights is Framework Assignment Agreement (the Framework Assignment Agreement) that we entered into with Herlev in May 2016. Under the Framework Assignment Agreement, Herlev grants us options to acquire licenses to data and assignments of patent rights in and to certain inventions related to activating or boosting T cells that react towards regulatory immune cells for the treatment and prevention of cancer (the Field) developed by Drs. Mads Hald and Inge Marie Svane. We have a period of three months after disclosure by Herlev of any applicable invention to exercise our option with respect to such invention in the Field. Upon exercise of any option, we will negotiate in good faith with Herlev regarding the terms of an assignment agreement for such invention in the Field. If we are unable to agree to terms of such assignment within six months of exercise of the option, Herlev will have no further obligation to continue negotiations with respect to such invention.

The Framework Assignment Agreement will continue until termination by either party. Under the Framework Assignment Agreement, either party may terminate the agreement (1) for convenience, upon six months’ prior written notice or (2) for the other party’s uncured material breach. Termination of the Framework Assignment Agreement for any reason will not affect any assignment agreement entered into prior to such termination.

We have exercised our options granted under the Framework Assignment Agreement, and other option agreements with Herlev, and obtained assignments and licenses related to certain inventions, including inventions related to our lead product candidates, IO102, IO103 and IO112.

Assignment Agreements with Herlev

In January 2015, January 2017 and December 2018, respectively, we exercised options granted by Herlev, and acquired Herlev’s rights and title in and to the patent applications related to Indoleamine 2, 3-dioxygenase based immunotherapies, PD-L1-based immunotherapies and PD-LI peptides for use in cancer vaccines, such as our T-win product candidates, and Arginase specific T cells. In connection with such acquisitions, Herlev has also granted us non-exclusive licenses under any clinical data related to such patent rights arising at Herlev for the purpose of developing and commercializing the inventions and patent rights. The agreements pursuant to which we have obtained these rights and licenses (the Assignment Agreements) are non-terminable.

Pursuant to the Assignment Agreements and other similar agreements with Herlev, we have to date paid Herlev an aggregate of DKK 2.6 million and are obligated to pay future contingent payments and royalties, including upon achieving potential regulatory milestones and low single digit royalties on net sales from sales of products incorporating the acquired patent rights and other revenues arising from the acquired patent rights. Upon the occurrence of a change of control, stock or asset sale or IPO, all outstanding milestone payments under such agreements will become due immediately in the aggregate of approximately DKK 10.2 million (which is approximately $1.7 million based on the exchange rate of DKK 6.08 to one U.S. dollar on December 31, 2020). We have the right to buy-out all remaining payment obligations under the each Assignment Agreement at any time by paying DKK 20 million (for each of the PD-L1 technology and IDO technology) or DKK 10 million (for the Arginase technology) to Herlev.

Under the Assignment Agreements, we control all rights to the covered patents and, with respect to the PD-L1 and Arginase technology, are required to use our best reasonable efforts to manage, prosecute, maintain and enforce, and we are not permitted to abandon, the acquired patent rights certain markets, including Denmark and certain other EU countries, the UK, the US, Canada, Japan and China.

Research Agreements with Herlev

In connection with the Framework Assignment Agreement, we entered into a Framework Cooperation Agreement (the Framework Cooperation Agreement) with Herlev, in which we agreed to cooperate with Herlev, either through co-financed research or sponsored research, for certain agreed-upon research programs to develop therapies aimed at activating or boosting T cells that react towards regulatory immune cells for the treatment and prevention of cancer (the Field). Pursuant to the Framework Cooperation Agreement, we will have the option to acquire all intellectual property rights in inventions developed in the course of any research program, under the terms of the Framework Assignment Agreement. The Framework Cooperation Agreement does not have a set expiration date, but may be terminated by either party (1) for convenience, upon six months’ prior written notice, or (2) for the other party’s uncured material breach.

Each research program under the Framework Cooperation Agreement will be conducted under a separate cooperation agreement (each, a Cooperation Agreement). We are currently engaged in six co-financed or sponsored research programs in the Field, each under a separate Cooperation Agreement. Each Cooperation Agreement will continue until the completion of the applicable research program, and either party may terminate such Cooperation Agreement, (1) for convenience, upon three months’ prior written notice, or (2) for the other party’s uncured material breach.

Additionally, we have entered into a separate agreement with Herlev pursuant to which we will be obligated to pay a cash fee in the amount of DKK 5.0 million (which is approximately $0.8 million based on the exchange rate of DKK 6.08 to one U.S. dollar on December 31, 2020) upon the occurrence of a change of control, stock or asset sale or IPO.

Clinical Trial Collaboration and Supply Agreements with MSD International GmbH

September 2021 Agreement

In September 2021, we entered into an additional Clinical Trial Collaboration and Supply Agreement (the MSD Agreement) with MSDIG, an affiliate of Merck, and MSD International Business GmbH (MSDIB), another affiliate of Merck, (collectively, MSD) to collaborate regarding the conduct of our international Phase 3 trial for the Company’s compounds, IO102-IO103, in combination with MSD’s anti-PD-1 therapy, Keytruda, for the treatment of advanced melanoma (the MSD Study). Each party is required to use commercially reasonable efforts to supply its compound, at its own cost, for use in the MSD Study. Under the MSD Agreement, we will act as the sponsor of the MSD Study at our cost (except for the cost of the supply of Keytruda from MSD and certain other internal costs incurred by MSD in conducting the MSD Study).

Under the MSD Agreement, all clinical data besides the data arising from the arm of the MSD Study involving only Keytruda will be jointly owned by us and MSD. All inventions relating to the combined use of IO102-IO103 and Keytruda arising from the MSD Study will also be jointly owned by us and MSD. We do not have the right under these jointly owned inventions to research, develop or commercialize any PD-1 antagonist and MSD does not have the right under the jointly owned inventions to research, develop or commercialize any peptide vaccine, such as our T-win product candidates, containing an IDO- or PD-L1-derived peptide. We have the first right to enforce such jointly owned patents. We will own all rights in any inventions or improvements arising from the MSD Study relating solely to or solely covering IO102-IO103 or any a compound that is a peptide vaccine, such as our T-win product candidates, containing an IDO- or PD-L1-derived peptide and MSD will own all rights in any inventions or improvements arising from the MSD Study relating solely to or solely covering Keytruda or any PD-1 antagonist. The parties agreed that positive clinical data from the MSD Study may be used to obtain label changes for each party’s respective compounds to add an indication for combination therapy.

Under the MSD Agreement, MSD has a limited time right of first negotiation to enter into a definitive agreement with us to develop and commercialize IO102 or IO103. We are free to negotiate with third parties regarding rights to IO102 or IO103 if MSD does not exercise its right of first negotiation within the exercise period or if the parties are not able to enter into an agreement during the negotiation period.

The MSD Agreement will remain in effect until delivery of the MSD Study’s final analysis by us to MSD, unless terminated earlier by either party: (1) for the other party’s material breach if such party fails to cure such breach within the specified cure period; (2) upon a good faith determination by the terminating party that there is a patient safety concern regarding the MSD Study; (3) if any regulatory authority takes any action that prevents the terminating party from supplying its compound for the MSD Study; (4) if the terminating party determines to withdraw any regulatory approval for its compound or discontinue development of its compound; or (5) for the other party’s failure to comply with its anti-corruption obligations. Upon termination by MSD due to our material breach or our failure to perform any obligations related to anti-corruption laws, we are required to reimburse MSD for the direct and indirect manufacturing costs incurred by MSD in delivering its compound for the MSD Study.

February 2018 Agreement

In February 2018, we entered into a Clinical Trial Collaboration and Supply Agreement (the Merck Collaboration Agreement) with MSDIG, an affiliate of Merck, to collaborate regarding the conduct of the Company’s international Phase 1/2 trial for the Company’s compound, IO102, in combination with MSDIG’s anti-PD-1 therapy, Keytruda (pembrolizumab), for the treatment of non-small cell lung cancer (the Study). Each party is required to use commercially reasonable efforts to supply its compound, at its own cost, for use in the Study. Under the Merck Collaboration Agreement, we will act as the sponsor of the Study at our cost (except for the cost of the supply of Keytruda from MSDIG and certain other internal costs incurred by MSDIG in conducting the Study).

Under the Merck Collaboration Agreement, all clinical data arising from the Study and all inventions relating to the combined use of IO102 and Keytruda arising from the Study will be jointly owned by us and MSDIG. We do not have the right under these jointly owned inventions to commercialize any PD-1 antagonist and MSDIG does not have the right under the jointly owned inventions to commercialize any peptide vaccine, such as our T-win product candidates, containing an IDO-derived peptide. The parties are jointly responsible for prosecuting and maintaining the joint patents, and we have the first right to enforce the joint patents. We will own all rights in any inventions or improvements arising from the Study relating solely to or solely covering IO102 or any a compound that is a peptide vaccine, such as our T-win product candidates, containing an IDO-derived peptide and MSDIG will own all rights in any inventions or improvements arising from the Study relating solely to or solely covering Keytruda or any PD-1 antagonist.

During the term of the Merck Collaboration Agreement and for six months thereafter, each party has the option to propose an amendment to the Merck Collaboration Agreement or a new agreement for a registration study for the combination of IO102 and Keytruda for the treatment of non-small cell lung cancer. If either party makes such a proposal, the other party is obligated to negotiate in good faith the terms of such an amendment or agreement. In addition, we are obligated to offer MSDIG the option of participating in a registration study for the treatment of non-small cell lung cancer using IO102 in combination with Keytruda before we enter into an agreement with any third party to conduct a registration study for non-small cell lung cancer for IO102 in combination with a PD-1 antagonist.

The Merck Collaboration Agreement will remain in effect until delivery of the final study report for the Study by the Company, unless terminated by either party: (1) for the other party’s material breach if such party fails to cure such breach within the specified cure period; (2) upon a good faith determination by the terminating party that there is a patient safety concern regarding the Study; (3) if any regulatory authority takes any action that prevents the terminating party from supplying its compound for the Study; (4) if the terminating party determines to withdraw any regulatory approval for its compound or discontinue development of its compound; or (5) for the other party’s failure to comply with its anti-corruption obligations. Upon termination by MSDIG due to our material breach or our failure to perform any obligations related to anti-corruption laws, we are required to reimburse MSDIG for the direct and indirect manufacturing costs incurred by MSDIG in delivering its compound for the Study.

Clinical Trial Research Agreement with Cliniques Universitaires Saint-Luc

In November 2019, we entered into a Clinical Trial Research Agreement (the Clinical Trial Agreement) with Cliniques universitaires Saint-Luc (Saint-Luc) in Belgium in order to conduct an investigator-initiated study regarding the activity and safety of peptide-based immunotherapy in the pre-operative setting for patients with squamous-cell carcinoma of the head and neck (the Saint-Luc Study). The Saint-Luc Study is designed as an umbrella trial enabling the testing of multiple of our compounds, including IO102, IO103 and IO112, after initial testing of IO102 in a monotherapy setting. We are responsible for payment of costs associated with the Saint-Luc Study in accordance with an agreed-upon budget.

Saint-Luc is the sponsor of the Saint-Luc Study and owns all inventions arising from, and data and results generated in, the Saint-Luc Study, and has agreed to grant us an exclusive license to all data and results generated during the Saint-Luc Study. In addition, we have the exclusive right to evaluate, prepare, file, prosecute and maintain patent rights related to any inventions, and we will own all such patented inventions. Saint-Luc is required to take all actions necessary to assign rights in any such patents to us.

The Clinical Trial Agreement will continue for the term of the Saint-Luc Study, unless terminated earlier by either party for convenience or the other party’s material breach, subject to applicable notice and cure periods. In addition, we have the right to terminate the Clinical Trial Agreement for various reasons related to the conduct of the Saint-Luc Study.

Competition

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from major pharmaceutical companies and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and established collaborative arrangements for the research, development, manufacturing and commercialization of cancer immunotherapies. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

We face competition with respect to our current product candidates, and will face competition with respect to future product candidates, from segments of the pharmaceutical, biotechnology and other related markets that pursue immune-oncology treatments.

Specifically, there are many companies that commercialize or are developing immuno-oncology treatments for cancer including large pharmaceutical and biotechnology companies such as Amgen, AstraZeneca, BMS, Merck, Novartis, Pfizer and Roche, and its subsidiary Genentech.

In melanoma specifically, the dominant market players are nivolumab, marketed by BMS and Ono, nivolumab & ipilimumab, marketed by BMS and Ono, and pembrolizumab, marketed by Merck. We are also aware of several companies testing their compounds in combination with nivolumab or pembrolizumab. Among those in late stage development are Nektar Therapeutics (bempegaldesleukin) and BMS (relatlimab). In earlier stage development there are also BioNTech with NEO-PV-01 and Karyopharm with selinexor.

We are not aware of any human peptides targeting the TME that are currently in late stage development for melanoma, NSCLC, bladder cancer or other solid tumors.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products. Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy, or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them.

Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and a gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

The acquisition or licensing of pharmaceutical products is also very competitive. If we seek to acquire or license products, we will face substantial competition from a number of more established companies, some of which have acknowledged strategies to license or acquire products and many of which are bigger than us and have more institutional experience and greater cash flows than we have. These more established companies may have competitive advantages over us, as may other emerging companies taking similar or different approaches to product licenses and/or acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines, which may provide those companies with an even greater competitive advantage.

Manufacturing and Supply

Our compounds are linear peptides formulated as lyophilized powders to ensure long-term shelf-life and reconstituted with water for injection and emulsified with adjuvant prior to subcutaneously administration. The manufacturing process of our compounds has multiple advantages over other immuno-oncology compounds. The manufacturing process is based on well-understood process solid state peptide synthesis and data has proven our compounds to be stable for long period at easy-to-administer temperatures. The cost of goods sold for both trials and commercial use is expected to be relatively low.

We currently do not own or operate any manufacturing facilities nor have any plans do so in the foreseeable future. We rely on, and expect to continue to rely on, third-party contract development and manufacturing organizations (CDMOs) to continue the development and the optimization of our product candidates and to ensure that suitable manufacturing processes are in place for both present scales and future commercial scales of production of our product candidates. This ensures that all products manufactured under our responsibility are done so in accordance with relevant regulatory requirements and approval and includes those product materials intended for use in our preclinical and clinical testing, as well as commercial manufacture.

We believe that our strategy and workforce allow us to maintain an efficient infrastructure and ensure we do not need to invest in expensive manufacturing facilities and equipment. The personnel within the organization enable us to focus our expertise and resources on the development of our product candidates and the management of third parties.

To date, we have obtained active pharmaceutical ingredients from qualified facilities with the relevant expertise to manufacture our drug substances. Likewise, suitably qualified facilities with relevant experience have been used to manufacture our drug products. All third parties are assessed under our quality system and appropriate quality agreements to ensure compliance are in place. We maintain agreements with our manufacturers and ensure that confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates are in place.

We are in the process of further optimizing and developing our supply chain for each of our product candidates to ensure continuity of supply and capacity for intended commercial scales.

Commercialization

We hold worldwide development and commercial rights to our pipeline of immuno-oncology programs, and we intend to commercialize our product candidates, if approved, in key geographies. We do not currently have our own marketing, sales, or distribution capabilities. To commercialize IO102-IO103, if approved for commercial sale, we would have to develop a sales and marketing infrastructure.

Subject to receiving marketing approvals, we expect to commence commercialization activities by building a focused sales and marketing organization to sell our products. We believe that such an organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our product candidates are being developed. We may selectively enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval if we believe these collaborations could maximize the value of our product candidates.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or assigned from third parties. We own the issued patents and patent applications relating to all compounds in our portfolio. Our policy includes seeking to protect our proprietary position by, among other methods, filing patent applications, in the United States and in jurisdictions outside of the United States, directed to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continued innovation, and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of immunotherapy. We also plan to rely on data exclusivity, market exclusivity, and supplementary protection certificates / patent term extensions (SPC/PTE) when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets and know-how; to obtain and maintain licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including any patents that we may own in the future; and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other proprietary rights of third parties. For more information, please see “Risk Factors—Risks Related to Intellectual Property.”

Patents

Our patent portfolio currently comprises 13 separate patent families. These are numbered as Families 1 to 13 and are discussed in more detail below. The families are divided into groups based on therapeutic targets. Some of the families span more than one target, particularly with respect to the patents for our lead compounds directed to the target IDO (compound IO102) and target PD-L1 (compound IO103).

•	IO102 (IDO): We own four patent families covering compositions of matter and methods of treatment related to IO102, which were filed between 2009-2021. These are Families 1, 2, 3 and 13.

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Family 1 is based on an international (PCT) application filed on April 17, 2009. Patents granted from this family will expire on April 17, 2029 based on a normal 20 year term. In the United States, a granted patent covering IO102 as a composition of matter will expire on October 7, 2029 due to a patent term adjustment of 173 days. A separate pending application in the United States covers methods of treatment using IO102. In other jurisdictions it is not typically necessary to present claims to compositions of matter separately from methods of treatment and thus both types of claim appear in the same patent. The family includes granted patents in Europe, China, Japan, Canada, Australia, Israel, New Zealand and South Africa, each of which has claims covering IO102 as a compositions of matter and the local equivalent of methods of treatment using IO102. Each of these patents has the normal 20 year term expiring on April 17, 2029. The family also includes pending applications in the United States, European Patent Office (EPO) and Hong Kong.

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Family 2 is based on a PCT application filed on March 3, 2017. Patents granted from this family will expire on March 3, 2037 based on a normal 20 year term. The family includes pending applications in the United States, Europe and Japan. Claims are directed to combined uses of IO102, IO103 and a checkpoint inhibitor.

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Family 3 is based on a PCT application filed on April 23, 2018. Patents granted from this family will expire April 23, 2038 based on a normal 20 year term. The family includes pending applications in the United States, Europe, Japan and China. Claims are directed to combined uses of IO102, IO103 and a specific category of therapeutic antibody, i.e. those which operate via antibody-dependent cellular cytotoxicity (ADCC) mechanisms of action.

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Family 13 is based on first filing made in the United Kingdom dated March 17, 2021. A PCT application was filed on August 31, 2021. National phase applications in other jurisdictions will be filed in due course. Patents granted from this family will expire on August 31, 2041 based on a normal 20 year term. Claims are directed to combined uses of IO102, IO103 and anti-PD1 antibody.

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IO103 (PD-L1): We own five patent families covering compositions of matter and methods of treatment related to IO103, which were filed between 2012-2021. These are Families 2, 3 and 13 listed above, plus Families 4 and 5 set out below.

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Family 4 is based on a PCT application filed on October 17, 2012. Patents granted from this family will expire on October 17, 2032 based on a normal 20 year term. In the United States, a granted patent covering IO103 as a composition of matter and methods of treatment using IO103 will expire May 11, 2033 due to a patent term adjustment of 206 days. The family includes granted patents in China, Japan,

Canada, and Brazil each of which has claims covering IO103 as a composition of matter and the local equivalent of methods of treatment using IO103. Each of these patents has the normal 20 year term expiring on October 17, 2032. A notice of allowance has been received from the EPO in respect of a pending application with claims covering IO103 as a composition of matter and the local equivalent of methods of treatment using IO103. The family also includes a pending application in China.

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Family 5 is based on a PCT application filed on June 20, 2017. Patents granted from this family will expire on June 20, 2037 based on a normal 20 year term. The family includes pending applications in the United States, Europe, Japan and China. Claims are directed to IO103 and an alternative compound IO104.1, and uses thereof.

•	IO112 (Arginase 1): We own two patent families covering compositions of matter related to IO112, which were filed between 2017-2019. These are Families 6 and 7.

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Family 6 is based on a PCT application filed on October 6, 2017. Patents granted from this family will expire on October 6, 2037 based on a normal 20 year term. In the United States, there is a granted patent with this expiry date which covers IO112 as a composition of matter and methods of treatment using IO112. The family includes pending applications in the United States, the EPO, China, Japan, Australia, Canada, Israel, Republic of Korea, Mexico, and Singapore. This family is also relevant to Arginase 2.

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Family 7 is based on a PCT application filed on September 24, 2019. Patents granted from this family will expire on September 24, 2039 based on a normal 20 year term. The family includes pending applications in the United States, the EPO, China, Japan, Australia, Canada, Israel, Republic of Korea, Mexico, and Singapore. The claims are directed to IO112, and uses thereof.

•	We have additional patent families relevant to the following targets:

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TDO: We own one patent family based on a PCT application filed on September 15, 2015. This is Family 8. Patents granted from this family will expire on September 15, 2035 based on a normal 20 year term. The family includes granted patents in the United States, Australia, and Japan. The family also includes applications in the United States, EPO (notice of allowance received), China, Canada, Israel, New Zealand, and South Africa;

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PD-L2: We own one patent family based on a PCT application filed on October 13, 2017. This is Family 9. Patents granted from this family will expire on October 13, 2037 based on a normal 20 year term. The family includes pending applications in the United States, China, EPO, Hong Kong, and Japan. Claims are directed to target candidates, and uses thereof;

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CCL22: We own one patent family based on a PCT application filed on September 16, 2016. This is Family 10. Patents granted from this family will expire on September 16, 2036 based on a normal 20 year term. The family includes pending applications in the United States, China, EPO, Japan, Australia, Canada, Hong Kong, Israel, New Zealand, and South Africa. Claims are directed to target candidates, and uses thereof;

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Arginase 2: We own two patent families relevant to this target. The first is Family 6 as listed under IO112 (Arginase 1) above. The second is Family 11, based on a PCT application filed on November 14, 2019. Patents granted from this family will expire on November 14, 2039 based on a normal 20 year term The family includes pending applications in the United States, China, EPO, Japan, Australia, Canada, Republic of Korea, and Singapore. Claims are directed to target candidates, and uses thereof; and

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TGFbeta: We own one patent family based on a PCT application filed on June 4, 2020. This is Family 12. Patents granted from this family will expire on June 4, 2040 based on a normal 20 year term. National phase applications in other jurisdictions will be filed in due course. Claims are directed to target candidates, and uses thereof.

Upon receipt of marketing approvals in each country, we will file applications for supplementary protection certificates / patent term extensions (SPC/PTE) as appropriate. These will provide up to an additional 5 years term of protection with respect to each extended patent, although there is no guarantee that we will be able to obtain such SPC/PTE. For more information, please see “Risk Factors—If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our product candidates, our business may be harmed.”

Trademark

We hold the trademark T-win in the European Union (Registered no. 017871048), the United States (Registered no. 5754675), China (Registered no. 33152486), Japan (Registered no. 6107125), and the United Kingdom (Registered no. 00917871048). The trademark of T-win is registered in class 5 (including pharmaceuticals and other preparations for medical purposes) and class 42 (including scientific and/or medical research services).

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, tracking, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biological products such as those we are developing. We, along with our vendors, collaboration partners, CROs and CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of biological products and ensuring subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, where we are initially focusing our product development, the FDA regulates biologics under the FDCA and the Public Health Service Act (PHSA) and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. Our product candidates are early-stage and have not been approved by the FDA for marketing in the United States.

Our product candidates must be approved for therapeutic indications by the FDA through a BLA (Biologics License Application) before they may be marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•	submission to the FDA of an IND, which must become effective before clinical trials to be conducted in the U.S. may begin and must be updated annually or when significant changes are made;

•	approval by an IRB or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational biologic for each proposed indication;

•	preparation and submission to the FDA of a BLA, after completion of all pivotal trials;

•	payment of user fees for FDA review of the BLA;

•	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP to assure that the facilities, methods, and controls are adequate to preserve the product’s identity and continued safety, purity, and potency;

•	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA;

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the product in the United States; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS) or to conduct a post-approval study.

Nonclinical and Clinical Trials

Nonclinical Trials

Before testing any biologic product in humans, the product candidate must undergo rigorous nonclinical testing in vitro and in vivo. Such nonclinical in vitro and in vivo animal studies assess safety and in some cases to establish the rationale for therapeutic use. The conduct of nonclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. The results of the nonclinical studies, together with manufacturing information, a proposed clinical trial protocol, and analytical data must be submitted to the FDA as part of an IND prior to the start of clinical studies in humans. However, some long-term nonclinical testing may continue after the IND is submitted.

Clinical Trials

Clinical trials to evaluate therapeutic indications to support BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism, distribution, and excretion of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness;

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Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Phase 1 trials are sometimes combined with Phase 2 trials. These trials are known as Phase 1/2 trials. Generally, a Phase 1/2 trial is conducted as a single trial that has the characteristics of both a Phase 1 trial (as described above) and a Phase 2 trial. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. Phase 2 trials may be conducted as basket trials where a single investigational drug or drug combination is studied across multiple cancer populations defined by disease stage, histology, number of prior therapies, genetic or other biomarkers, or demographic characteristics.; and

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Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for approval. Accordingly, these are generally known as registrational trials. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional information regarding risks, benefits, and optimal use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Investigational New Drug — Authorization to Conduct Clinical Trials in US

An IND is a request for authorization from the FDA to administer an investigational biologic product to humans and to ship such products in interstate commerce for use in investigational clinical trials. INDs must become effective before clinical trials in the U.S. may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, carnicogenicity, formulation, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; any available human data or literature to support the use of the investigational product; and a proposed clinical trial protocol.

The IND automatically becomes effective 30 days after receipt of the submission by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in FDA authorization to begin a trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection, and exclusion criteria, and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonably related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed.

The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.

Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trials results, must be submitted within specific timeframes to the National Institutes of Health (NIH) for publication on the www.clinicaltrials.gov website.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and IND safety reports must be submitted to the FDA and the investigators within fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse reactions, findings from other studies or animal or in vitro testing that suggest a significant risk for human participants exposed to the drug or biological product, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible, but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if, among other things, the study was conducted in accordance with GCP, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

FDA Review Process

Assuming successful completion of the required clinical testing, a BLA requesting approval to market the product for one or more indications must be submitted to FDA. A BLA is a request for approval to market a new biological product for one or more specified indications. The BLA must include all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators not from the company. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity, and potency of the investigational biological product, to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a product may be marketed in the United States.

In addition, under the Pediatric Research Equity Act (PREA) certain BLAs and certain supplements to a BLA must contain data to assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the sponsor has received a deferral or waiver. A sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan within 60 days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to a product for an indication for which orphan designation has been granted.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews a BLA to determine, among other things, whether the product is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act (PDUFA) the FDA targets ten months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA filed for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority BLAs, and the review process may be extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each BLA must be accompanied by a user fee and the sponsor of an approved BLA is also subject to an annual program fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first BLA filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product applicant also seeks approval for a non-orphan indication.

The FDA may refer an application for a biologic product to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP, and other requirements, and the integrity of the clinical data submitted to the FDA.

The FDA also may require submission of a REMS (Risk Evaluation and Mitigation Strategy) as a condition for approving the BLA to ensure that the benefits of the product outweigh its risks. The REMS could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.

After evaluating the application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter will usually describe all of the deficiencies that the FDA has identified in the BLA, except where the FDA determines that the data supporting the application are inadequate to support approval, and the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted production lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a biologic product, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use, require that contraindications, warnings or precautions be included in the approved labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation (ODD) to a biologic product intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biological product in the United States will be recovered from sales in the United States of that drug or biological product. ODD must be requested before submitting a BLA. After the FDA grants ODD, the identity of the therapeutic agent and its orphan designation are disclosed publicly by the FDA.

A product that has received ODD and subsequently is the first FDA approved biologic product for the disease for which it has such designation, is entitled to orphan product exclusivity for the approved indication. The designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Orphan exclusivity means that the FDA may not approve any other applications, including a full BLA, to market the same drug or biological product for the same indication for seven years from the date of approval of the BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was approved. Orphan exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same product for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the BLA application user fee.

A product that has received ODD may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of the patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new biologic products to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, priority review and Accelerated Approval.

A new biologic product is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the biologic product, or combination of drugs and biologic products, and the specific indication for which it is being studied. Fast Track designation may provide increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. FDA may revoke the Fast Track designation if it believes that the designation is no longer supported by data emerging in the clinical trial process.

In addition, a new biologic product may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biological product, alone or in combination with or more other biologic products, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review and regulatory staff in a proactive, collaborative, cross-disciplinary review, where appropriate.

Any biologic product submitted to the FDA for approval, including a product with Fast Track, or BTD designation, may also be eligible for priority review. A product is eligible for priority review if it is intended to treat a serious condition, and if approved, would provide a significant improvement in safety or effectiveness. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

In addition, biologic products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of such product receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the product may be subject to accelerated withdrawal procedures. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Fast Track designation, Breakthrough Therapy designation, priority review, and accelerated approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. Further, a medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the quality system regulation (QSR), which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the U.S.

Device manufacturers are also subject to FDA’s medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur, and FDA’s correction and removal reporting regulations, which require that manufacturers report to the FDA corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

U.S. Post-approval Requirements

Biological products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities.

The FDA may impose a number of post-approval requirements as a condition of approval of a BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, product manufacturers and their subcontractors involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which imposes certain procedural and documentation requirements upon us and our CMOs. Changes to the manufacturing process are strictly regulated, and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon the sponsor and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, and civil or criminal penalties. There is also a continuing, annual program fee for any marketed product.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	mandated modification of promotional materials and labeling and issuance of corrective information;

•	fines, warning letters, or untitled letters;

•	holds on clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an

FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies, unless the Secretary of Health and Human Services waives a required element. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biological product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to approval of biosimilar and interchangeable biosimilar products.

A reference product is granted 12 years of exclusivity from the time of first licensure of the reference product, and an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing that sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product.

At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study, requested by the Secretary, in accordance with an FDA-issued “Written Request” for such a study. However, extensions are not applicable if made later than 9 months prior to the expiration of such period.

Other Regulatory Matters

As further described below, manufacturing, sales, commercialization and promotion of product candidates following product approval and other related activities of the company, where applicable, are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the CMS, other divisions of the Department of Health and Human Services (HHS), the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other Healthcare Laws

Physicians, other healthcare providers, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation:

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The federal Anti-Kickback Statute, an intent-based, federal criminal statute which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bride, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare or Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations may be subject to significant civil and criminal fines and penalties for each violation, imprisonment, and exclusion from participation in federal healthcare programs. The federal Anti-Kickback Statute applies to arrangements between pharmaceutical manufacturers on the one hand and individuals, such as prescribers, patients, purchasers, and formulary managers on the other hand, including, for example, consulting/speaking arrangements, discount and rebate offers, grants, charitable contributions, and patient support offerings, among others. Although there are a number of statutory exceptions and regulatory safe harbors to the federal Anti-Kickback Statute that protect certain common industry activities from prosecution, these exceptions and safe harbors are narrowly drawn and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception or safe harbor;

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The federal civil and criminal false claims laws, including the civil False Claims Act (FCA), which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute, FDCA, or other law constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. Violations of the FCA may be subject to significant civil fines and penalties for each false claim, treble damages, and potential exclusion from participation in federal healthcare programs;

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The federal civil monetary penalties laws, which impose significant civil fines against individuals and entities that engage in activities including, among other things, (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way, (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program, (3) violations of the federal Anti-Kickback Statute, (4) failing to report and return a known overpayment, or (5) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies;

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The federal criminal statutes enacted under HIPAA, which impose criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program; knowingly and willfully embezzling or stealing from a healthcare benefit program; willfully preventing, obstructing, misleading, or delaying a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH, and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The federal Physician Payments Sunshine Act, enacted as part of the ACA, which imposes annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiology assistants, and certified nurse midwives; and

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party-payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws requiring pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws and regulations that require disclosures to state agencies and/or commercial purchasers with respect to certain price increases that exceed a certain level as identified in the relevant statutes; and state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures and pricing information; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws that govern the privacy and security of health information in some circumstances and which may differ from each other in significant ways and often are not pre-empted by HIPAA and may therefore complicate compliance efforts.

The full scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices, including certain arrangements with physicians who receive stock, warrants, or stock options as compensation for services provided to us, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients and healthcare providers are unlikely to use our products unless third-party payor coverage is provided and reimbursement by such payor is adequate to cover a significant portion of the cost of our products. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other comparable government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product.

In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. Moreover, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party coverage and reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In addition, prices for drugs may be reduced by mandatory discounts or rebates required by federal healthcare programs (such as the Medicaid Drug Rebate Program and the 340B Drug Pricing Program) or discounts and rebates requested by private payors. In addition, any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States may also impact the pricing of drugs. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to products for which the company receives marketing approval in the future and coverage and reimbursement under different federal healthcare programs is not always consistent. Further, private payors often follow the coverage and reimbursement policies established under Medicare. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products for which we receive marketing approval.

The containment of healthcare costs also has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the ACA, which, among other things, included changes to the coverage and payment for products under government health care programs. The ACA included provisions of importance to our potential product candidate that:

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created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 138% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. These changes include the Budget Control Act of 2011, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken, with the exception of a temporary suspension by Congress of the 2% cut in Medicare payments from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes under new healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, included in the Consolidated Appropriations Act, 2021 were several drug price reporting and transparency measures, such as a new requirement for certain Medicare plans to develop tools to display Medicare Part D prescription drug benefit information in real time and for group and health insurance issuers to report information on pharmacy benefit and drug costs to the Secretaries of Health and Human Services, Labor and the Treasury. Any future measures will require authorization through additional legislation or regulation to become effective, and it is uncertain whether Congress or the new Biden administration will seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any product that is ultimately approved, if approved.

On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its EU Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Compliance with Other Federal and State Laws or Requirements; Changing Legal Requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.

Further, the distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements may subject us to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a company to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our sales and manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

European Union Drug Development

In the EU, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a Marketing Authorization (MA) from a competent regulatory authority has been obtained and additionally, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

European Union Clinical Trials

For example, in the EU a CTA must be submitted to each EU Member State’s competent authority and an independent ethics committee, similar to the FDA and the IRB, respectively. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Once the CTA is approved by the EU Member State’s competent authority and the ethics committee has granted a positive opinion in relation to the conduct of the trial in the relevant Member State(s), in accordance with an EU Member State’s requirements, clinical trial development may proceed.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and EU Member State regulations and the International Conference on Harmonization, (ICH) guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Currently, CTAs must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in January 2022, there will be a centralized application procedure where one EU Member State’s competent authority takes the lead in reviewing the application and the other national authorities only have limited involvement. Any substantial changes to the trial protocol or other information submitted with the CTA must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

During the development of a medicinal product, EMA, and EU Member States’ competent authorities provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical trials, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future MA application (MAA) of the product concerned.

We are in the process of applying to renew our status with the EMA as a small and medium-sized enterprise (SME). If we are successful in maintaining our current SME status with the EMA, it will provide access to administrative, regulatory and financial support, including fee reductions for scientific advice and regulatory procedures.

European Union Drug Review and Approval

In the European Union, medicinal products can only be placed on the market after obtaining a MA. To obtain regulatory approval of an investigational biological product in the EU, we must submit a MAA. The application used to file the BLA in the United States is similar to that required in the European Union, with the exception of, among other things, country-specific document requirements. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single MA, issued by the European Commission, (based on the opinion of the EMA) which is valid across the entire territory of the EU. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The CAT, is responsible in conjunction with the CHMP for the evaluation ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a MAA is submitted. The CAT’s opinion is taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs.

Under the centralized procedure, the maximum timeframe for the evaluation of a MAA, by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the EMA. At the end of the review period, the EMA provides an opinion to the European Commission. If this opinion is favorable, the European Commission may then adopt a decision to grant an MA.

MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the European Commission or the EU Member States’ competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal.

In exceptional cases, the EMA might perform an accelerated review of an MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (PRIME) scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefits of a PRIME designation includes the appointment of a rapporteur from the EMA before submission of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process.

The European Commission may grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full MA. Such conditional MAs may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional MA may contain specific obligations to be fulfilled by the MA holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional MAs are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The MA can be converted into a standard MA once the MA holder fulfils the obligations that were imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks. The timelines for the centralized procedure described above also apply with respect to the review by the EMA of applications for a conditional MA.

The European Commission may also grant a so-called “marketing authorization under exceptional circumstances”. Such MA is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, MAs under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A MA under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the MA being suspended or revoked. The renewal of a MA of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” MA. Thus, a MA under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal. A MA under exceptional circumstances should not be granted when a conditional MA is more appropriate.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an MA.

European Union Data and Marketing Exclusivity

The EU also provides opportunities for market exclusivity. MAAs for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the MA of a reference product for which regulatory data exclusivity has expired. Upon receiving MA, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic or biosimilar application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year market exclusivity period may be extended to a maximum of eleven years if, during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. However, there is no guarantee that a product will be considered by the EU regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.

European Union orphan designation and exclusivity

Products receiving orphan designation in the EU can receive ten years of market exclusivity once they are authorized as orphan medicines. During the ten-year market exclusivity period, the EMA cannot accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar medicinal product. An orphan medicinal product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan drug designation must be submitted before the MAA. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the MA is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, a MA may be granted to a similar product for the same indication at any time if:

(1)	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

(2)	the holder of the MA for the original orphan medicinal product has given its consent to the second applicant; or

(3)	the holder of the MA for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product.

Post-Approval Requirements

Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the EU Member States’ competent authorities. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, (PSURs).

All new MAAs must include a RMP describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

Failure to comply with EU and EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, MAs of medicinal products and marketing of such products, both before and after grant of the MA; manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

European Union Drug Marketing

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU Directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to healthcare professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery rules of EU Member States. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to healthcare professionals in certain EU Member States must be publicly disclosed. Moreover, agreements with healthcare professionals often must be the subject of prior notification and approval by the healthcare professional’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative or criminal penalties, including fines, or imprisonment.

Pricing and Reimbursement

Even if a medicinal product obtains a MA in the EU, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. Governments influence the price of medicinal products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. EU Member States are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. EU Member States may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross border imports from low-priced markets exert a commercial pressure on pricing within a country.

European Pediatric Investigation Plan

In the EU, MAAs for new medicinal products must generally include the results of studies conducted in the pediatric population in compliance with a pediatric investigation plan (PIP) agreed with the EMA’s Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which an MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the medicinal product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all Member States of the EU and trial results are included in the product information, the product is eligible for six months’ supplementary protection certificate extension.

European Data Collection

The collection and use of personal data (including health data) in the EEA is governed by the EU GDPR and national implementing legislation in EEA Member States. The EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The EU GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, special provisions for “special categories of personal data” including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), “privacy by design” requirements, and direct obligations on service providers acting as processors. The EU GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. Failure to comply with the requirements of the EU GDPR and the related national data protection laws of the EEA States may result in fines up to 20 million euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the EU GDPR affords various data protection rights to individuals (e.g., the right to erasure of personal data) in certain circumstances, and the ability for data subjects to claim material and non-material damages resulting from infringements of the EU GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the EU GDPR, will require significant time, resources and expense, and we may be required to put in place additional mechanisms ensuring compliance with the evolving data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. These requirements and risks are set out in further detail in the section of this prospectus titled “Risk Factors—Risks Related to Our Industry and Business Operations—We are subject to a variety of privacy and data security laws, and our failure to comply with them could harm our business.”

Rest of the World Regulation

For other countries outside of the EU (or in some cases, EEA) and the United States, such as the United Kingdom, countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees and Human Capital Resources

As of June 30, 2021, we had 19 full-time employees, seven of whom have Ph.D. or M.D. degrees. Of these full-time employees, 10 employees are engaged in research and development activities and one employee is engaged in finance, legal, human resources, facilities and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our employees. We also place a high value on the diversity of our team –including gender, background and expertise – to foster our culture of innovation. The principal purposes of our equity incentive plans are to align the interests of our stockholders and those eligible for awards, to retain and incentivize officers, directors, employees, and other service providers, and to encourage them to act in our long-term best interests. We value our employees and regularly evaluate total compensation we provide, including pension contributions paid time off personal leave and other benefits, to ensure we remain competitive and attractive to potential new hires.

Facilities

We lease a facility containing approximately 302 square meters of office space for our main office, which is located at COBIS, Ole Maaloes Vej 3, 2200 Copenhagen N, Denmark. The lease expires on January 31, 2025. Our laboratory facility is located at Maersk Tower, Blegdamsvej 3, 2200 Copenhagen N, Denmark. The lease expires on August 31, 2021 and the terms for new facilities located in Copenhagen are under negotiation.

For our UK team, we lease an office facility located at 18 Maryport Street, Monmouthshire, UK. This lease can be terminated at our convenience.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of September 30, 2021.

Name	Age	Position(s)

Executive Officers

Mai-Britt Zocca, Ph.D.	54	Chief Executive Officer and Director

Eva Ehrnrooth, M.D., Ph.D.	57	Chief Medical Officer

Muhammad Al-Hajj, Ph.D.	51	Chief Scientific Officer

Keith Vendola, M.D., M.B.A.	49	Chief Financial Officer

Non-Employee Directors

Peter Hirth, Ph.D.(3)	70	Chairman of the Board

Claus Andersson, Ph.D.(1)	52	Director

Priyanka Belawat, Ph.D.(2)	42	Director

Emmanuelle Coutanceau, Ph.D.(3)	41	Director

Christian Elling, Ph.D.(2)	52	Director

Kathleen Sereda Glaub, M.B.A.(1)	68	Director

Vanessa Malier(1)(3)	48	Director

Jack B. Nielsen(2)	57	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

Mai-Britt Zocca, Ph.D. – Dr. Zocca has served as our Chief Executive Officer since January 2015. Prior to founding the Company, she was the Chief Executive Officer at LevOss ApS, a biotechnology company, from January 2012 until January 2017. Dr. Zocca was also the founder and Chief Executive Officer of OncoNOx ApS, a pharmaceutical company, from July 2011 until May 2019. Dr. Zocca also led DanDrit Biotech A/S, a biotechnology company, as its Chief Executive Officer from July 2007 until December 2010. Dr. Zocca currently serves on the board of directors for Dansk Biotek, a Danish biotechnology trade organization, and Valo Therapeutics Ltd., a biotechnology company. Dr. Zocca received her M.Sc in Biochemistry as well as Ph.D. in Medicine from the University of Copenhagen and NIH, NCI, MD, US. Our board of directors believes Dr. Zocca’s expertise and experience in the life sciences industry, her experience as a director of other companies in our industry and her educational background provide her with the qualifications and skills to serve as our Chief Executive Officer.

We believe that Dr. Zocca is qualified to serve as our Chief Executive Officer and on our board of directors because of her expertise and experience in the life sciences industry, her experience as a director of other companies in our industry and her educational background.

Eva Ehrnrooth, M.D., Ph.D. – Dr. Ehrnrooth has served as our Chief Medical Officer since October 2017. Prior to this, she joined Boehringer Ingelheim, a pharmaceutical company, in 2010 and served as its Global

Clinical Program Team Leader until October 2017. Dr. Ehrnrooth has extensive experience in the oncology field. She was a Senior Scientist, Medical Director, Oncology at Novo Nordisk A/S, a pharmaceutical company, from June 2006 until May 2008 and was Medical Director, Oncology at Genmab A/S, a biotechnology company, from June 2008 until February 2010. Dr. Ehrnrooth received her M.D. and Ph.D. in Medicine from Aarhus University.

Muhammad Al-Hajj, Ph.D. – Dr. Al-Hajj has served as our Chief Scientific Officer since May 2021. Prior to this, he served as Sr Vice President, Translational Sciences at Autolus, a clinical-stage publicly-traded company developing next generation CAR-T cell therapeutics since June 2017. Prior to that, from May 2015 to June 2017, he was the VP of Drug Discovery and Translational Medicine at the Sanford Burnham Institute in La Jolla, California, an NIH-designated cancer center, where he led the institute’s drug discovery portfolio and its early development. Earlier, from August 2009 to April 2015, he was Sr Director of Biology and Trans Med at GlaxoSmithKline where he led Oncology R&D teams developing therapeutics from target ID through mid-stage clinical development utilizing multiple modalities and in various cancer biology & immunotherapy areas. Dr. Al-Hajj received his Ph.D. in Molecular Genetics and completed postdoctoral training in Cancer and Stem Cell Biology at the University Of Michigan Cancer Center.

Keith Vendola, M.D., M.B.A. – Dr. Vendola has more than 20 years of experience in healthcare corporate finance as an executive, adviser, and investment banker working on over 50 financing and strategic transactions. Dr. Vendola has served as our Chief Financial Officer since July 2021. Prior to this, he served as Chief Financial Officer at Rezolute, Inc., a biopharmaceutical company, from May, 2018 until November, 2020 and its Chief Strategy Officer from November, 2020 until March, 2021 where he led the company through a financial transformation and Nasdaq listing. Prior to that, Dr. Vendola was Sr. Director, then Vice President of Competitive Strategy and Chief of Staff to the CEO at Coherus BioSciences, a biopharmaceutical company, from May, 2015 until June, 2017 where he acted as the company’s main liaison to Wall Street and held responsibilities spanning execution of multiple financings, corporate partnering, strategy, and oversight of investor relations. Prior, he served in senior roles at Eiger BioPharmaceuticals and Threshold Pharmaceuticals (now Molecular Templates). Earlier in his career, Keith served as an investment banker within the healthcare groups of Banc of America Securities (now BofA Securities) and Chase (now JPMorgan Chase). Dr. Vendola received his M.B.A. in finance from Northwestern’s Kellogg School of Management, M.D. from Dartmouth Medical School, and B.A. in psychology from the College of the Holy Cross, where he graduated with honors. He completed an executive education program at Harvard Business School focused on strategic negotiations as well as a research fellowship at the National Institutes of Health, where he was an author on multiple papers.

Non-Employee Directors

Peter Hirth, Ph.D. – Dr. Hirth has served as Chairman of our board of directors since September 2016. Dr. Hirth founded Plexxikon, Inc., a pharmaceutical company, in 2000 and served as its Chief Executive Officer until May 2013. Dr. Hirth currently serves on the board of directors of Aligos Therapeutics, a biopharmaceutical company, and Vaxcyte, Inc., a biotechnology company, as well as the boards of several private life sciences companies. Dr. Hirth received a Ph.D. in Molecular Genetics from Heidelberg University, Germany, and completed his post-doctoral work at the University of California, San Diego.

We believe that Dr. Hirth is qualified to serve on our board of directors because of his extensive experience as an investor in and advisor to many private life sciences companies and his educational background.

Claus Andersson, Ph.D. – Dr. Andersson has served as a member of our board of directors since December 2016. Dr. Andersson joined Sunstone Life Science Ventures, a venture capital firm, in April 2005 and has served as a General Partner there since July 2011. He actively manages investments in the biopharmaceutical industry focusing on oncology, cardiology and nucleotide modalities. He serves on the board of directors of several private life sciences companies including Cantargia AB and Forendo Pharma Ltd. Dr. Andersson received his M.Sc. in Chemical Engineering from the Technical University of Denmark and completed his Ph.D. in Mathematical Statistics from the University of Copenhagen and Humboldt University in Berlin.

We believe that Dr. Andersson is qualified to serve on our board of directors because of his extensive experience as an investor in and advisor to many private life sciences companies and his educational background.

Priyanka Belawat, Ph.D. – Dr. Belawat has served as a member of our board of directors since January 2021. Dr. Belawat has over 13 years of experience in venture and private equity investing in the healthcare space and has served as an Investment Advisor at HBM Partners AG since February 2007. Dr. Belawat actively manages investments in the biopharmaceutical industry, especially drug development in oncology, neurology, sepsis and fibrosis in geographies like the U.S., Europe and selected emerging markets like China and India. Dr. Belawat received a Ph.D. in molecular biology and genetics from the University of Zurich, and completed her post-doctorate work at the Hong Kong University of Science and Technology. Dr. Belawat is a board member of BioAtla, Inc., BioNeurelis Inc., iTeos Therapeutics, Inc. and Adrenomed AG.

We believe that Dr. Belawat is qualified to serve on our board of directors because of her expertise and experience in the life sciences industry, her experience as a director of other companies in our industry and her educational background.

Emmanuelle Coutanceau, Ph.D. – Dr. Coutanceau has served on our board of directors since October 2019. Dr. Coutanceau has over 14 years of experience in venture capital investment in the life sciences space. She joined Novo Holdings A/S in September 2015 and has been employed as a Partner there since January 2018. Dr. Coutanceau currently serves on the board of directors of CorWave SA, a biomedical engineering company, Minervax ApS, a clinical-stage vaccine company, and HepaRegeniX GmbH, a preclinical-stage company for the treatment of liver diseases, as well as the boards of several other private life sciences companies. Dr. Coutanceau received a Master degree in Agronomic Science and Technology from Agrocampus Ouest and a Ph.D. in Microbiology from University of Paris. She also has a Specialized Master degree in pharmaceutical management from ESCP Business School.

We believe that Dr. Coutanceau is qualified to serve on our board of directors because of her extensive experience as an investor in and advisor to many private life sciences companies and her educational background.

Christian Elling, Ph.D. – Dr. Elling has served on our board of directors since December 2015. Dr. Elling joined Lundbeckfonden, a Danish based industrial foundation, in March 2012, and has served as a Managing Partner of its early stage biotech investment unit, Lundbeckfonden Emerge, since January 2017. Since 2010, Dr. Elling has served in a number of positions at 7TM Pharma A/S, a biotechnology company, including previously serving as co-founder, Vice President of Biology and Development, and currently serving as Chief Executive Officer. Dr. Elling is a board member of NMD Pharma A/S, Afyx Therapeutics A/S, and several other private life science companies. Dr. Elling received his M.Sc. in Biochemistry and his Ph.D. in Pharmacology from the University of Copenhagen.

We believe that Dr. Elling is qualified to serve on our board of directors because of his expertise and experience in the life sciences industry, his experience as a director of other companies in our industry and his educational background.

Kathleen Sereda Glaub, M.B.A. – Ms. Glaub has served on our board of directors since May 2018. Ms. Glaub is co-founder and executive chair for the board of CuraSen Therapeutics, Inc., a biotechnology company, a position she has held since October 2018. From November 2013 until the acquisition of the company by Merck in July 2016, Ms. Glaub served as a director on the board of Afferent Pharmaceuticals. She also served as the Chief Executive Officer of Afferent Pharmaceuticals from August 2014 to October 2016. Previously, she served as president of Plexxikon, Inc. from November 2001 to May 2013. Prior to Plexxikon, Ms. Glaub held positions as senior vice president and chief financial officer of Cell Genesys, Inc., a public biotechnology company, treasurer of Genentech, Inc, a public biotechnology company, and various finance and treasury roles with Intel Corporation, a public technology company. She also serves as a director on the board of Escient Pharmaceuticals, Inc., a private biotechnology company. She previously served on the boards of Codexis, Inc., a publicly traded protein engineering and therapeutics company, and Aligos Pharmaceuticals, Inc., a publicly traded biotechnology company. Ms. Glaub also serves as a member of the investment advisory board to the Bailard Healthcare Fund. Ms. Glaub received a B.A. from the University of California, Berkeley, and an M.B.A. from Northwestern University Kellogg School of Management.

We believe that Ms. Glaub is qualified to serve on our board of directors because of her extensive experience in strategy, business development, strategic transactions, financing and operations in both private and public biotechnology companies.

Vanessa Malier – Ms. Malier has served as a member of our board of directors since January 2021. In 2013, Ms. Malier joined Kurma Partners, a healthcare-focused investment firm, and she has served as Managing Partner since January 2015. Prior to that, she was Vice President, R&D Strategic Planning at Ipsen Pharma, a pharmaceutical company, after having had global responsibilities for the oncology business development, for the R&D and commercial team for Adenuric, and for the gastro-enterology Franchise. Ms. Malier is a board member of Xeltis AG, Vivet Therapeutics SAS, Asceneuron AG, Step Pharma SAS as well as a board member and Chairman of Corlieve SAS. Ms. Malier was a student in Biology and Biochemistry from from ENS Paris-Saclay, received her agregation in Biochemistry and her DEA in Immunology from the Pasteur Institute.

We believe that Ms. Malier is qualified to serve on our board of directors because of her experience in the life sciences industry and her educational background.

Jack B. Nielsen – Mr. Nielsen has served as a member our board of directors since January 2021. Since August 2017, Mr. Nielsen has served as a Managing Director at Vivo Capital LLC, a healthcare focused investment firm and was recently promoted as a Managing Partner. Prior to March 2017, Mr. Nielsen worked within the Novo Holdings A/S organization and its venture activities since 2001 in several roles, most recently being employed as a Senior Partner based in Copenhagen, Denmark. Mr. Nielsen is currently a member of the board of directors of Aligos Therapeutics, Inc., Reata Pharmaceuticals, Inc., Harmony Biosciences, ALX Oncology Holdings Inc. and Instil Bio, Inc., all of which are publicly traded companies, and a number of private companies. Mr. Nielsen, in the past, has served on the boards of directors of Akebia Therapeutics, Inc., Crinetics Pharmaceuticals, Inc., Merus, N.V. and Apollo Endosurgery, Inc., each of which is publicly traded. Mr. Nielsen received a M.Sc. in Chemical Engineering from the Technical University of Denmark and a Masters in Management of Technology and Economics from the Center for Technology, Economics and Management, Technical University of Denmark.

We believe that Mr. Nielsen is qualified to serve on our board of directors because of his experience as a venture capital investor in and director of life sciences companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance

Classified Board of Directors

Upon the completion of this offering, our board of directors will consist of      members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be , and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be , and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

In connection with this offering, we have applied to list our common stock on the Nasdaq Global Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that, with the exception of Dr. Zocca, our Chief Executive Officer, each member of our board of directors is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee prior to the completion of this offering, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Following the completion of this offering, copies of the charters for each committee will be available on our website. Reference to our website does not constitute incorporation by reference of the information contained at or accessible through our website into this prospectus or the registration statement of which it forms a part.

Audit Committee

Our audit committee consists of Ms. Glaub, Dr. Andersson and Ms. Malier, with Ms. Glaub serving as the chairperson. Our board of directors has determined that each member of our audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Glaub is an “audit committee financial expert” as defined by the applicable SEC rules.

Specific responsibilities of our audit committee will include:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting, including with respect to the remediation of any material weaknesses;

•	evaluating the independent public accounting firm’s qualifications, independence and performance;

•	engaging and providing for the compensation of the independent public accounting firm;

•	pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•

establishing procedures for complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements;

•	review and approve any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of Dr. Belawat, Dr. Elling and Mr. Nielsen, with Dr. Belawat serving as the chairperson. Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of our compensation committee will include:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

•	administering the issuance of options and other awards under our equity-based incentive plans;

•

reviewing and approving, for the Chief Executive Officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements; and

•	such other matters that are specifically designated to the compensation committee by our board of directors from time to time.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Coutanceau, Dr. Hirth and Ms. Malier, with Dr. Coutanceau serving as the chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the applicable Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding changes to the size and composition of our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	establishing procedures to exercise oversight of, and oversee the performance evaluation process of, our board of directors and management;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Code of Ethics and Business Conduct

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.iobiotech.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director Compensation

During 2020, members of our board of directors did not receive any retainer fees or other cash or equity-based compensation for their services as a director, other than reimbursements for out-of-pocket expenses incurred in connection with rendering such services, except for Ms. Glaub who received a retainer fee of $36,000 for services provided to us pursuant to a strategic advisor agreement.

Non-Employee Director Compensation Policy

In connection with the offering, we engaged Radford, an independent compensation consultant, to assist in the evaluation of our post-offering non-employee director compensation program. We expect to adopt a non-employee director compensation policy, as summarized below, which will become effective upon the pricing of this offering.

Annual Cash Compensation

Each non-employee director is entitled to receive annual cash compensation in the amounts summarized in the table below. These amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service was performed, and are pro-rated for any partial months of service.

Position	Annual Cash Retainer
Board Member
Chairperson of the Board*
Committee Chairs:**
Audit
Compensation
Nominating and Corporate Governance
Committee Members:**
Audit
Compensation
Nominating and Corporate Governance

*	Represents additional compensation in addition to compensation for service as a Board member.
**	Represents additional compensation in addition to compensation for service as a Board member. The Chair of a committee does not receive additional compensation as a member of such committee.

Expense Reimbursement

Our non-employee directors are also reimbursed for their reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in board of directors and committee meetings.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation that will become effective in connection with this offering will contain provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by the DGCL. Subject to certain limitations and limited exceptions, our amended and restated certificate of incorporation will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We believe that these provisions in our amended and restated certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2020, the material elements of our executive compensation program were base salary and annual cash bonuses.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2020. We refer to these individuals as our “named executive officers.” For 2020, our named executive officers were:

•	Mai-Britt Zocca, Ph.D., Chief Executive Officer and Founder;

•	Eva Ehrnrooth, M.D., Ph.D., Chief Medical Officer; and

•	Mikkel Dybkjær, Former Chief Financial Officer (through May 1, 2021).*

*	Mr. Dybkjær transitioned from the role of Chief Financial Officer to the role of Vice President of Corporate Finance, effective May 1, 2021.

We expect that our executive compensation program will evolve to reflect our status as a public company and market practices. In 2021, the board of directors engaged Radford, an independent compensation consultant, to assist it in its evaluation of our executive compensation program. In connection with such review, Radford recommended and the compensation committee of the board of directors approved compensation adjustments for Dr. Zocca and Dr. Ehrnrooth in order to bring their compensation further in line with relevant market data. Accordingly, effective upon the consummation of the offering, Dr. Zocca’s base salary and target bonus will equal $500,000 and 50% of base salary, respectively, while Dr. Ehrnrooth’s base salary and target bonus will equal $420,000 and 40% of base salary, respectively.

Compensation of Named Executive Officers

Base Salary. Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the 2020 Summary Compensation Table for the base salary amounts earned by each named executive officer in 2020.

Annual Cash Bonuses. Historically, we have provided our senior leadership team with short-term incentive compensation through our annual cash bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual cash bonus plan provides cash incentive award opportunities for the achievement of performance goals established by our board of directors at the beginning of each fiscal year.

The payment of awards under the 2020 annual cash bonus plan applicable to the named executive officers was subject to the attainment of a number of goals relating to (i) financing (weighted 50%), (ii) clinical development (weighted 30%) and (iii) research & development (weighted 20%).

Early in 2020, the board of directors established target bonus opportunities for the participants in the annual bonus plan, including each of the named executive officers. The named executive officers had 2020 target bonus opportunities, as a percentage of base salary, as follows: Dr. Zocca, 25%; Dr. Ehrnrooth, 20%; and Mr. Dybkjær , 17%. Based on our 2020 performance, the board of directors awarded payouts under our annual cash bonus program in a total payout of 100% of the target bonus opportunity plus an additional discretionary bonus equal to 8% of base salary to select participants, including Drs. Zocca and Ehrnrooth. Please see the “Bonus” column in the 2020 Summary Compensation Table for the discretionary bonuses paid to the named executive officers with respect to 2020 and the “Non-Equity Incentive Compensation” column in the 2020 Summary Compensation Table for the amount of annual bonuses earned by the named executive officers in 2020 under the Company’s 2020 annual incentive program.

Warrants. To further align the interests of our executive officers with the interests of our stockholders and to further focus our executive officers on our long-term performance, we have historically granted equity compensation in the form of warrants. Warrants operate in a manner similar to options in that the recipient is allowed to exercise the warrant and receive shares upon exercise, with the exercise price determined based on the fair market value of a share of common stock at the time of grant. The warrants granted to our named executive officers vested or will vest in 25% annual increments on December 31st of each year following the grant date, subject to the named executive officer’s continued service through the applicable vesting date. None of our named executive officers received warrant grants in 2020. Please see the “Outstanding Equity Awards at 2020 Fiscal Year-End” table for further information regarding the outstanding warrants held by our named executive officers as of December 31, 2020. In connection with the Corporate Reorganization, in exchange for each warrant to purchase an IO ApS class A share contributed by a holder, we will issue to such holder, a warrant to purchase a share of our Class A stock.

During 2021, our named executive officers received warrant grants in July 2021 with respect to the following number of shares: Dr. Zocca – 62,402; Dr. Ehrnrooth – 30,735; and Mr. Dybkjær – 3,350. The warrants vest based on the named executive officer’s continued employment through the applicable vesting date. The exercise price of the warrants was determined based on a third-party valuation of the fair market value as of the date of grant. After the grant of the July 2021 warrants, we determined that the third-party valuation did not take into account the Danish charter provisions that treated an initial public offering event in a similar manner as a sale event and the impact of an initial public offering on the participating preferred stock and the issuance of common stock to the participating preferred stockholders as required pursuant to the Danish charter. As a result, the exercise price for the July 2021 warrants was set at a level in excess of fair market value at the time of grant. In recognition that the exercise price for the July 2021 warrants was set at a significant premium to the actual fair market value on the date of grant, the compensation committee adjusted the exercise price of the unvested July 2021 warrants to reflect the updated independent third-party valuation, taking into account the impact of the initial public offering on the participating preferred stock. In accordance with Danish law, the compensation committee did not adjust the exercise price with respect to the vested portion of the July 2021 grants, with such warrants having an exercise price in excess of the then-current fair market value. Additionally, our named executive officers received warrant grants in October 2021 with respect to the following number of shares: Dr. Zocca – 103,369; Dr. Ehrnrooth – 51,685; and Mr. Dybkjær – 5,169, with the per share exercise price determined based on a third-party valuation of our shares.

2020 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2020.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Mai-Britt Zocca, Ph.D., Chief Executive Officer and Founder	2020	307,012	25,584	—	76,753	—	409,349

Eva Ehrnrooth, M.D., Ph.D., Chief Medical Officer	2020	348,971	29,081	—	69,794	2,281	450,127

Mikkel Dybkjær, Former Chief Financial Officer	2020	194,441	—	—	32,407	6,987	233,835

(1)	Amounts reported in this table have been converted from Danish kroner to U.S. dollars at the USD/DKK exchange rate of 6.0576 as of December 31, 2020.
(2)	Represents the annual discretionary bonus equal to 8% of base salary paid to select participants in our bonus program with respect to 2020 performance.
(3)

Amounts reported in this column for each named executive officer represents payouts under the Company’s annual cash bonus program based on performance with respect to goals relating to (i) financing (weighted 50%), (ii) clinical development (weighted 30%) and (iii) research & development (weighted 20%).

(4)

Amounts reported in this column consist of holiday supplements for Dr. Ehrnrooth and Mr. Dybkjaer, Company-paid health premiums for Dr. Ehrnrooth and contributions to the Company’s Pension Plan for Mr. Dybkjaer. Drs. Zocca and Ehrnrooth did not receive Company contributions to the Company’s pension plan during 2020.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table presents information regarding the outstanding warrants held by each of the named executive officers as of December 31, 2020. None of the named executive officers held any outstanding restricted stock or other equity awards as of that date.

Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date
Mai-Britt Zocca, Ph.D.	11/23/2016	2,500	0	57.60		(3)
	2/21/2017	2,100	0	63.36		(3)

Eva Ehrnrooth, M.D., Ph.D.	11/7/2017	2,074	692	63.36		(3)

Mikkel Dybkjær	—	—	—	—	—

(1)

Warrants held by our named executive officers vest in 25% annual increments on December 31st of each year following the grant date, subject to the named executive officer’s continued service through the applicable vesting date.

(2)	Converted from Euros to U.S. dollars at the USD/EUR exchange rate of 0.8143 as of December 31, 2020.
(3)	Warrants expire in annual increments on the fifth anniversary of the vesting date.

Employment Agreements

We entered into employment agreements with each of the named executive officers. These agreements set forth the initial terms and conditions of each executive’s employment with us, including base salary and target annual bonus opportunity.

In connection with this offering, we expect to enter into new employment agreements with the Company’s named executive officers that will set forth the initial terms of their employment, including base salary and annual bonus target levels. In addition, the employment agreements are expected to provide for severance benefits following a termination by the Company without “cause” or resignation by the named executive officer due to “good reason.” The severance benefits under the employment agreements will be subject to the named executive officer’s execution of a release of claims in favor of the Company and compliance with restrictive covenants relating to non-competition, non-solicitation and confidentiality. We will include a description of such employment agreement in a subsequent amendment to the registration statement of which this prospectus forms a part.

Mai-Britt Zocca, Ph.D.

We are party to a service agreement with Dr. Zocca pursuant to which Dr. Zocca’s employment with us can be terminated at any time and for any reason by her with three months’ written notice or us with six months’ written notice of termination. Under the agreement, Dr. Zocca is prohibited from disclosing our confidential information and is subject to non-competition and non-solicitation restrictive covenants for 12-months post-termination.

Eva Ehrnrooth, M.D., Ph.D.

We are a party to a service agreement with Dr. Ehrnrooth pursuant to which Dr. Ehrnrooth’s employment with us can be terminated at any time and for any reason by her with two months’ written notice or us with six months’ written notice of termination. Under the agreement, Dr. Ehrnrooth is prohibited from disclosing our confidential information and is subject to non-competition and non-solicitation restrictive covenants for six-months post-termination.

Mikkel Dybkjær

We are a party to an employment agreement with Mr. Dybkjær pursuant to which Mr. Dybkjær’s employment with us can be terminated at any time and for any reason by him with two months’ written notice or us with five months’ written notice of termination. Under the employment agreement, Mr. Dybkjær is eligible to receive a cash bonus equal to three months’ of his base salary, subject to the terms and conditions determined by our board of directors. Under the agreement, Mr. Dybkjær is prohibited from disclosing our confidential information and is subject to a non-competition restrictive covenant for six-months post-termination.

Pension Plan

Our company policy is to provide a pension plan, the Pension Plan, to all of our employees in Denmark. Contributions for each employee are calculated as a percentage of base salary and paid to an external pension fund. For 2020, the base salary contribution percentage was 3%, which was increased to 10% in 2021. All contributions to the Pension Plan begin at the time of employment and cease upon termination of employment, with contributions distributed by the pension fund to the participant at retirement. Other than the Pension Plan, the Company does not maintain any retirement programs for its employees.

Equity Compensation Plans and Other Benefit Plans

2021 Equity and Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our current stockholders expect to approve, the 2021 Equity and Incentive Plan (the 2021 Plan) prior to the effective date of this offering.

The purposes of the 2021 Plan are to align the interests of our stockholders and those eligible for awards, to retain and incentivize officers, directors, employees, and other service providers, and to encourage them to act in our long-term best interests. Our 2021 Plan provides for the grant of incentive stock options (within the meaning of Internal Revenue Code Section 422), nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, other stock awards, and performance awards.

The material terms of the 2021 Plan are expected to be as follows:

Eligibility. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive awards under the 2021 Plan.

Stock Subject to the 2021 Plan. The number of shares reserved for issuance under the 2021 Plan is            , plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2022 and continuing until, and including, the fiscal year ending December 31, 2031. The annual increase will be equal to the lesser of (i)    % of the number of shares of common stock outstanding on the first day of such fiscal year or (ii) such other amount determined by our board of directors. To the extent an equity award granted under the 2021 Plan (other than any substitute award), expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such award will become available for future grant under the 2021 Plan. In addition, to the extent shares subject to an award granted under the 2021 Plan are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award (other than any substitute award) or to pay the exercise price of a stock option, such shares will become available for future grant under the 2021 Plan.

Plan Administration. Our compensation committee will administer the 2021 Plan. Our board of directors has the authority to amend and modify the plan, subject to any stockholder approval required by applicable law or stock exchange rules. Subject to the terms of the 2021 Plan, our compensation committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2021 Plan. The compensation committee also will have the authority, subject to the terms of the 2021 Plan, to construe and interpret the 2021 Plan and awards, and amend outstanding awards at any time.

Stock Options and Stock Appreciation Rights. Our compensation committee may grant incentive stock options, nonstatutory stock options, and stock appreciation rights under the 2021 Plan, provided that incentive stock options are granted only to employees. Other than with respect to substitute awards, the exercise price of stock options and stock appreciation rights under the 2021 Plan will be fixed by the compensation committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2021 Plan, the compensation committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement.

Stock Awards. Our compensation committee will decide at the time of grant whether an award will be in the form of restricted stock, restricted stock units, or other stock award. The compensation committee will determine the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents. Our compensation committee may grant other stock awards that are based on or related to shares of our common stock, such as awards of shares of common stock granted as bonus and not subject to any vesting conditions, deferred stock units, stock purchase rights, and shares of our common stock issued in lieu of our obligations to pay cash under any compensatory plan or arrangement.

Performance Awards. Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common stock. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

Transferability of Awards. The 2021 Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

Certain Adjustments. If any change is made in our common stock subject to the 2021 Plan, or subject to any award agreement under the 2021 Plan, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2021 Plan), our board of directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, or other property be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of common stock of the corporation resulting from or succeeding us, other property or a combination of cash, such shares of stock or other property.

Clawback. Awards granted under the 2021 Plan and any cash payment or shares of our common stock delivered pursuant to an award are subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt.

Plan Termination and Amendment. Our board of directors has the authority to amend, suspend, or terminate the 2021 Plan, subject to any requirement of stockholder approval required by law or stock exchange rules. Our 2021 Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless we terminate it earlier.

New Plan Benefits. The compensation committee has the discretion to grant awards under the 2021 Plan, and therefore it is not possible at the time of filing of this prospectus to determine future awards that will be received by our named executive officers or others under the 2021 Plan. All officers, directors, employees, consultants, agents and independent contractors of the Company and its subsidiaries are eligible for consideration to participate in the 2021 Plan.

2021 Employee Stock Purchase Plan

In connection with this offering, our board of directors will adopt and our current stockholders expect to approve the 2021 Employee Stock Purchase Plan (the ESPP) to be effective upon the completion of this offering.

Eligibility. Generally, all of our employees (including those of our subsidiaries, other than those subsidiaries excluded from participation by our board of directors or compensation committee) are eligible to participate in the ESPP.

Stock Subject to the ESPP.             shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our common stock, have been reserved for issuance under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of shares of our common stock available under the ESPP will automatically increase on the first trading day in January of each calendar year, commencing January 1, 2022, by an amount equal to the lesser of    % of the shares of our common stock issued and outstanding on December 31 of the immediately preceding calendar year,             shares of our common stock or such lesser amount as is determined by our board of directors.

Plan Administration. The ESPP will be administered by the compensation committee or a designee of the compensation committee.

Offering Periods. The ESPP permits employees to purchase our common stock through payroll deductions during    -month offering periods.

Payroll Deductions and Other Limits. Participants may authorize payroll deductions of a specific percentage of compensation of up to 15%, with such deductions being accumulated for six-month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than            shares of our common stock during any offering period.

Purchase Price. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (i) 85% of the fair market value of a share of our common stock on the first business day of such offering period and (ii) 85% of the fair market value of a share of our common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP.

Termination and Amendment. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code. The ESPP shall continue in effect until the earlier of (i) the termination of the ESPP by our board of directors or the compensation committee pursuant to the terms of the ESPP and (ii) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since January 1, 2018 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Convertible Note Financings

May 2018 Convertible Note Financing

In May 2018, IO Biotech ApS issued convertible notes to existing related-party investors, for proceeds of approximately $9.4 million. Subsequently, in December 2018, the investors converted the notes into an aggregate of 139,744 class B preference shares. The following table sets forth the aggregate purchase price paid for the convertible notes purchased by our directors, executive officers and 5% stockholders, and their affiliates, and the number of shares those convertible notes converted into.

Stockholder	Purchase Price Paid for Convertible Notes	Class B Preference Shares Issued
Novo Holdings A/S	$3,513,161	52,404
Lundbeckfond Invest A/S	$3,513,161	52,404
Sunstone Life Science Ventures Fund III K/S	$2,342,107	34,936

July 2019 Convertible Note Financing

In July 2019, IO Biotech ApS issued convertible notes to existing related-party investors, for proceeds of $9.0 million. Subsequently, in April 2020, the investors converted the notes into an aggregate of 142,437 class B preference shares. The following table sets forth the aggregate purchase price paid for the convertible notes purchased by our directors, executive officers and 5% stockholders, and their affiliates, and the number of shares those convertible notes converted into.

Stockholder	Purchase Price Paid for Convertible Notes	Class B Preference Shares Issued
Novo Holdings A/S	$3,444,247	53,414
Lundbeckfond Invest A/S	$3,444,247	53,414
Sunstone Life Science Ventures Fund III K/S	$2,296,143	35,609

Class B Preference Share Financing

In July 2020, IO Biotech ApS issued and sold 75,845 class B preference shares to existing related-party investors at a subscription price of $67.46 per share. The following table sets forth the number of class B preference shares purchased by our directors, executive officers and 5% stockholders, and their affiliates, and the aggregate purchase price paid for those shares.

Stockholder	Class B Preference Shares Purchased	Purchase Price Paid
Novo Holdings A/S	28,168	$1,900,081
Lundbeckfond Invest A/S	28,491	$1,921,869
Sunstone Life Science Ventures Fund III K/S	19,186	$1,294,197

Class C Preference Share Financing

In January 2021, IO Biotech ApS entered into an investment agreement (the Class C Investment Agreement) for the sale and issuance of up to 1,263,804 class C preference shares to new investors and existing related-party investors at a subscription price of $121.55 per share. Then, pursuant to the Class C Investment Agreement, IO Biotech ApS issued 505,520 class C preference shares for gross cash proceeds of $61.5 million. The Class C Investment Agreement further provides for a milestone closing in the event of certain development milestones before April 2022, whereby purchasers of class C preference shares are obligated to a further subscription of 689,349 class C preference shares. In satisfaction of such obligations under the Class C Investment Agreement, upon the public filing of this registration statement, $84.1 million will be released from escrow to the Company, and such class C preference shares will be issued.

In March 2021, prior to a milestone closing, an investor elected to purchase and IO Biotech ApS issued 35,825 class C preference shares for gross cash proceeds of $4.2 million pursuant to the Class C Investment Agreement. As a result of entering into a collaboration agreement with Merck in September 2021, the number of class C preference shares issued in March 2021 was adjusted downward to 32,568 class C preference shares. The following table sets forth the number of class C preference shares subscribed to by our directors, executive officers and 5% stockholders, and their affiliates, and the aggregate purchase price paid or payable for those shares.

Stockholder	Class C Preference Shares Purchased in January 2021	Class C Preference Shares Purchased in October 2021	Purchase Price Paid in January 2021	Purchase Price Paid in October 2021
Novo Holdings A/S	31,844	43,423	$2,660,206	$5,561,034
Lundbeckfond Invest A/S	63,688	86,846	$5,320,413	$11,122,069
Sunstone Life Science Ventures Fund III K/S	11,941	16,284	$997,536	$2,085,435
HBM Healthcare Investment (Cayman) Ltd.	79,610	108,558	$6,650,516	$13,902,649
Vivo Capital Fund IX, L.P.	79,610	108,558	$6,650,516	$13,902,649

Investors’ Rights Agreement

In                 2021, in connection with the Corporate Reorganization, we intend to enter into an investors’ rights agreement (IRA) with certain holders of our capital stock, including with certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors. The IRA will provide the holders of our preferred stock with certain registration rights, including Form S-3 registration rights and piggyback registration rights. After the closing of this offering, the holders of            shares of common stock issuable on conversion of outstanding preferred stock, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act under the IRA. For a detailed description of registration rights under the IRA, see the section titled “Description of Capital Stock—Registration Rights.”

Shareholders Agreement

In January 2021, we entered into a shareholders agreement (SHA) with certain holders of our capital stock, including with certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors. The SHA provides certain holders of our capital stock with certain information rights, voting rights, and preemptive rights, which rights will terminate upon the completion of this offering.

Indemnification of Directors and Executive Officers

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Management—Limitations on Director and Officer Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                , 2021 and as adjusted to reflect the sale of our common stock offered by us in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of            , 2021, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of            , 2021 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on            shares of common stock outstanding as of            , 2021, and assumes the completion of the Corporate Reorganization described under the section titled “Corporate Reorganization.” Percentage of beneficial ownership after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) also assumes the issuance and sale by us of              shares of common stock in this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o IO Biotech, Inc., Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark.

Name of Beneficial Owner	Shares of Voting Common Stock Beneficially Owned Before and After this Offering	Percentage of Voting Common Stock Beneficially Owned Before this Offering		Percentage of Voting Common Stok Beneficially Owned After this Offering
Directors and Named Executive Officers:
Mai-Britt Zocca(1)			%		%
Eva Ehrnrooth(2)
Mikkel Dybkjær(3)
Peter Hirth(4)
Kathleen Sereda Glaub(5)
Emmanuelle Coutanceau(6)
Christian Elling(7)
Claus Andersson(8)
Priyanka Belawat(9)
Jack B. Nielsen(10)
Vanessa Malier
All executive officers and directors as a group (12 persons)(11)
5% Stockholders:
Novo Holdings A/S(6)
Lundbeckfond Invest A/S(7)
Sunstone Life Science Ventures Fund III K/S(8)
HBM Healthcare Investment (Cayman) Ltd.(9)
Vivo Capital Fund IX, L.P.(10)

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)

Consists of (i)              shares of common stock issuable upon conversion of Class A stock held by Zocca Consulting ApS and (ii)              shares of common stock issuable upon exercise of warrants held by Dr. Zocca exercisable within 60 days of             , 2021.

(2)	Consists of shares of common stock issuable upon exercise of warrants held by Dr. Ehrnrooth exercisable within 60 days of , 2021.
(3)	Consists of shares of common stock issuable upon exercise of warrants held by Mr. Dybkjær exercisable within 60 days of , 2021.
(4)	Consists of shares of common stock issuable upon exercise of warrants held by Dr. Hirth exercisable within 60 days of , 2021.
(5)	Consists of shares of common stock issuable upon exercise of warrants held by Ms. Glaub exercisable within 60 days of , 2021.
(6)

Consists of (i)              shares of common stock issuable upon conversion of shares of Series B preferred stock and (ii)              shares of common stock issuable upon conversion of shares of Series C preferred stock held by Novo Holdings A/S. The board of directors of Novo Holdings A/S (the Novo Board) has shared voting and investment power with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Dr. Coutanceau, a member of our board of directors, is employed as a Partner at Novo Holdings A/S. Dr. Coutanceau is not deemed to have beneficial ownership of the shares held by Novo Holdings A/S. The principal business address for Novo Holdings A/S is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(7)

Consists of (i)              shares of common stock issuable upon conversion of the Series B preferred stock held by Lundbeckfond Invest A/S and (ii)              shares of common stock issuable upon conversion of the Series C preferred stock held by Lundbeckfond Invest A/S. The board of directors of Lundbeckfond Invest A/S, consisting of Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Svend Andersen, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen and Kristian Funding Andersen, and Lene Skole, the chief executive officer of Lundbeckfond Invest A/S, may be deemed to share voting and investment authority over the shares held by Lundbeckfond Invest A/S. No individual member of the board of directors of Lundbeckfond Invest A/S is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Lundbeckfond Invest A/S. Christian Elling, a member of our board of directors, is Managing Partner of Lundbeckfonden Emerge, a division of Lundbeckfond Invest A/S. Dr. Elling disclaims beneficial ownership of the shares held by Lundbeckfond Invest A/S except to the extent of his pecuniary interest therein. The principal business address of Lundbeckfond Invest A/S is Scherfigsvej 7, DK-2100 Copenhagen Ø, Denmark.

(8)

Consists of (i)              shares of common stock issuable upon conversion of shares of Series B preferred stock and (ii)              shares of common stock issuable upon conversion of shares of Series C preferred stock held by Sunstone Life Science Ventures Fund III K/S (Sunstone Fund III). Sunstone LSV General Partner III ApS (Sunstone LSV GP III) is the general partner of Sunstone Fund III and has voting and dispositive power over all of the shares of held by Sunstone Fund III. Claus Andersson, a member of our board of directors, is a General Partner of Sunstone Life Science Ventures A/S and a member of the executive board of Sunstone LSV GP III. Mr. Andersson shares voting and dispositive power with respect to the shares held by Sunstone Fund III. The principal business address of Sunstone and Sunstone Life Science Ventures A/S is Store Strandstræde 18, DK-1255 Copenhagen, Denmark.

(9)

Consists of              shares of common stock issuable upon conversion of shares of Series C preferred stock held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares by held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Dr. Mark Kronenfeld and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by HBM Healthcare Investments (Cayman) Ltd. except to the extent of any pecuniary interest therein. Priyanka Belawat, a member of our board of directors, is an Investment Advisor to HBM Partners AG. HBM Partners AG provides investment advisory services to HBM Healthcare Investments (Cayman) Ltd. Ms. Belawat has no voting or investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. and disclaims beneficial ownership of such shares. The principal business address for HBM Healthcare Investments (Cayman) Ltd. is Governor’s Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands..

(10)

Consists of              shares of common stock issuable upon conversion of shares of Series C preferred stock held by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC, Frank Kung, Edgar Engleman, Shan Fu, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang, may be deemed to share voting and investment power with respect to such shares. None of such voting members have individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. The principal business address of Vivo Capital IX, LLC is 192 Lytton Avenue, Palo Alto, CA 94301.

(11)	Consists of all shares of common stock issuable upon conversion or exercise of securities held by our directors and four current executive officers that are exercisable within 60 days of , 2021.

DESCRIPTION OF CAPITAL STOCK

Following the closing of this offering and the completion of the Corporate Reorganization as described in the “Corporate Reorganization” section of this prospectus, our authorized capital stock will consist of shares of common stock, par value $0.001 per share, and shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will become effective as of the closing date of this offering. We have filed copies of these documents as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon to the closing of this offering.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize                  shares of common stock, $0.001 par value per share, and                 shares of undesignated preferred stock, $0.001 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

As of June 30, 2021, we had outstanding                shares of common stock, assuming the automatic conversion of all outstanding shares of our Class A stock and of our preferred stock into common stock and the Corporate Reorganization upon the closing of this offering, which were held of record by                 stockholders.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of June 30, 2021, we had outstanding warrants to purchase an aggregate of 25,379 ordinary shares, with a weighted-average exercise price of $53.17 per share.

Registration Rights

Following the completion of this offering, the holders of an aggregate of              shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our IRA, which registration rights include                .

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation and our bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

Board Vacancies

Our amended and restated certificate of incorporation and bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board

Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our amended and restated certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, our president or the lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to us not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•	the name and address of the proposing persons;

•	information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

•	information as to any material relationships and interest between the proposing persons and us, any of our affiliates and any of our principal competitors;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•

a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and bylaws will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

We anticipate that after the filing of our amended and restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be          .

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “IOBT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number shares of our common stock outstanding as of          , and assuming no exercise of outstanding warrants after such date, we will have a total of            shares of common stock outstanding.

Of those outstanding shares,              shares of common stock sold in the offering will be freely tradeable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding common stock will be, and shares subject to outstanding warrants will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our equity securities are subject to lock-up agreements under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below),                 additional shares will become eligible for sale in the public market, of which                 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our directors and officers and holders of substantially all of our equity securities have agreed or will agree prior to the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, on behalf of the underwriters. These agreements are described below under the section titled “Underwriting.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our common stock that does not exceed the greater of:

•	1% of the number of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Following the completion of this offering, the holders of an aggregate of                  shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our IRA, which registration rights include                .

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to warrants outstanding, as well as stock options reserved for future issuance under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Compensation Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that was acquired for cash in this offering and that is held as a capital asset by a non-U.S. holder (as defined below). This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS) and judicial decisions, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including (without limitation):

•	former citizens or long-term residents of the United States;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•

financial institutions, insurance companies, regulated investment companies, real estate investment trusts, mutual funds, broker-dealers, traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	persons who hold our common stock as “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	persons subject to the alternative minimum tax, and

•	persons who acquired our common stock through warrants, stock options or in other compensatory transactions or partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock should consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “—Sales or other Taxable Dispositions.”

Subject to the withholding rules discussed below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA” and with respect to effectively connected dividends, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the U.S. federal withholding tax described above, provided the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. Any such effectively connected dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sales or Other Taxable Dispositions

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to tax on the gain derived from the sale or other disposition on a net income tax basis at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. In addition, if any non-U.S. holder is a foreign corporation, such effectively connected gain may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (as described below) and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” (USRPHC) if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC, and the remainder of this discussion assumes this is the case. If we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Distributions on our common stock made to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through the office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person who is not an exempt recipient under the Code and applicable U.S. Treasury regulations.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (FATCA), impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (2) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) and provides certain information with respect to such United States owners; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). The U.S. Treasury has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued.

Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the withholding tax under FATCA. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Cowen and Company, LLC
Kempen & Co U.S.A., Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “IOBT”.

We and all directors and officers and the holders of all of our outstanding stock and warrants have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the restricted period):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to us in certain circumstances, subject to certain limitations and conditions set forth in the underwriting agreement, including:

a)	the sale of shares to the underwriters;

b)

the issuance by the Company of shares of common stock upon the exercise of a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

c)

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

d)

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

In addition, with respect to our directors, officers and the holders of all of our outstanding stock and warrants, the restrictions described above do not apply in certain circumstances, subject to certain limitations and conditions set forth in the lock-up agreements, including:

a)

any actions that may be required or necessary to take in connection with the Corporate Reorganization; provided that any securities transferred pursuant to or otherwise affected by the Corporate Reorganization shall remain subject to the terms of this agreement;

b)

transactions relating to shares of Common Stock or other securities acquired in (x) open market transactions after the completion of this offering or (y) as part of this offering; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of the Common Stock shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in the Public Offering or in such open market transactions; provided, further, that all necessary filings on Form 13F and all initial necessary filings under Schedule 13G or 13D regarding beneficial ownership shall be permitted;

c)	transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock as a bona fide gift;

d)

transfers of shares of Common Stock or any security convertible into, or exercisable or exchangeable for, Common Stock to any trust or similar entity for the direct or indirect benefit of the signatory or the immediate family of the signatory (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or if the signatory is a trust, to any beneficiary of the signatory (including such beneficiary’s estate);

e)

distributions of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock to limited partners, general partners, members, stockholders or other equityholders;

f)	transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock to affiliates or to certain related investment funds or entities;

g)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock to any nominee or custodian of a person or entity to whom a transfer or disposition would be permissible under clauses (c) through (f) above;

h)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock by will or intestate succession (including to the transferee’s nominee or custodian);

i)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock to us in connection with the exercise of options, warrants or other rights to acquire shares of common stock or any security convertible into or exercisable for shares of our common stock by way of net exercise and/or to cover withholding tax obligations in connection with such exercise pursuant to an employee benefit plan, option, warrant or other right disclosed in this prospectus; provided that the shares received upon exercise or settlement of the option are subject to the terms of the lock-up agreement;

j)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock pursuant to the automatic conversion of outstanding preferred stock or our convertible notes into shares of common stock as described in the prospectus; provided that the shares received upon exercise or settlement of the option are subject to the terms of the lock-up agreement;

k)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock by operation of law, including pursuant to a court or regulatory agency order, a settlement agreement, a qualified domestic order or in connection with a divorce settlement (including to any nominee or custodian of a person or entity to whom a transfer or disposition would be permissible);

l)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock to us pursuant to any agreements as decribed in this prospectus under which we have the option to repurchase or a right of first refusal with respect to transfers of such shares upon termination of service of the signatory;

m)

transfers of shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock to a third party pursuant to a merger, consolidation, bona fide tender offer or other similar transaction made to all holders of shares of the common stock involving a change of control and approved by our board of directors; rovided that in the event that such merger, consolidation, bona fide tender offer or other similar transaction is not completed, such securities held by the undersigned shall remain subject to the provisions of this agreement; provided that in the event that such merger, consolidation, bona fide tender offer or other similar transaction is not completed, such securities held by the undersigned shall remain subject to the provisions of this agreement; or

n)

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the signatory or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

provided that, with respect to each donee, trustee, distributee, or transferee, as applicable, (x) in the case of any transfer, disposition or distribution pursuant to clauses (c) to (h) above, such donee, trustee, distribute or transferee, as applicable, shall sign and deliver a lock-up agreement substantially in the form of this agreement, (y) (A) in the case of clauses (c) to (g) above, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of the common stock shall be required or shall be voluntarily made and (B) in the case of clauses (h) to (m) above, any required filing under Section 16(a) of the Exchange Act shall state the reason for such transfer in the footnotes thereto and (z) the undersigned shall not otherwise voluntarily effect any public filing or report regarding such transfers during the restricted period

Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (a Relevant State), no common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO, or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree, and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (FIEA). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in

Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Israel

This document does not constitute a prospectus under the Israel Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority nor have the securities offered under this document been approved or disapproved by the Israel Securities Authority or registered for sale in Israel. Our common stock will not be offered or sold to the public in Israel, except that the underwriters may offer and sell such shares, and distribute this prospectus to investors listed in the first addendum (the Addendum) to the Israel Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors are required to complete and sign a questionnaire to confirm that they fall within the scope of the Addendum. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israel Securities Law.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Sidley Austin LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements of IO Biotech ApS at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by EY Godkendt Revisionspartnerselskab, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The balance sheet of IO Biotech, Inc. as of October 14, 2021, appearing in this Prospectus and Registration Statement has been audited by EY Godkendt Revisionspartnerselskab, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of EY Godkendt Revisionspartnerselskab is Dirch Passers Allé 36, 2000 Frederiksberg, Denmark.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at iobiotech.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

IO BIOTECH APS

IO BIOTECH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of IO Biotech ApS

Opinion on the Financial Statements

We have audited the accompanying balance sheets of IO Biotech ApS (the Company) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preference shares and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2015.

Copenhagen, Denmark

June 2, 2021

IO BIOTECH APS

Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$3,405	$7,846
Prepaid expenses and other current assets	2,230	1,557

Total current assets	5,635	9,403
Noncurrent assets	18	20

Total assets	$5,653	$9,423

Liabilities, convertible preference shares and stockholders’ deficit
Current liabilities
Accounts payable	$522	$997
Accrued expenses and other current liabilities	2,528	1,182
Convertible notes	—	8,663

Total current liabilities	3,050	10,842
Other long-term liabilities	—	52

Total liabilities	3,050	10,894

Commitments and contingencies (Note 9)
Convertible preference shares
Class B preference shares, $0.16 par value; 584,583 and 366,301 shares, authorized, issued and outstanding at December 31, 2020 and 2019, respectively; liquidation value of $47,365 at December 31, 2020	37,906	22,060

Stockholders’ deficit
Class A ordinary shares, par value of $0.16 per share; 50,000 shares authorized, issued and outstanding as of December 31, 2020 and 2019	8	8
Additional paid-in capital	1,130	1,524
Accumulated deficit	(38,402)	(26,360)
Accumulated other comprehensive loss	1,961	1,297

Total stockholders’ deficit	(35,303)	(23,531)

Total liabilities, convertible preference shares and stockholders’ deficit	$5,653	$9,423

See accompanying notes to the financial statements.

IO BIOTECH APS

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019
Operating expenses
Research and development	$8,464	$7,937
General and administrative	1,681	1,976

Total operating expenses	10,145	9,913

Loss from operations	(10,145)	(9,913)

Other income (expense)
Currency exchange gain (loss), net	114	(43)
Interest expense	(26)	(6)
Fair value adjustments on convertible notes	(1,985)	(781)

Total other income (expense), net	(1,897)	(830)

Net loss	(12,042)	(10,743)
Cumulative dividends on class B preference shares	(2,552)	(1,774)

Net loss attributable to class A ordinary shareholders	(14,594)	(12,517)

Net loss per class A ordinary share, basic and diluted	$(291.88)	$(250.34)

Weighted-average number of shares used in computing net loss per class A ordinary share, basic and diluted	50,000	50,000

Other comprehensive loss
Net loss	(12,042)	(10,743)
Foreign currency translation	664	(171)

Total comprehensive loss	$(11,378)	$(10,914)

See accompanying notes to the financial statements.

IO BIOTECH APS

Statements of Convertible Preference Shares and Stockholders’ Deficit

(In thousands, except share amounts)

	Class B Convertible Preference Shares		Class A Ordinary Shares		Additional Paid-In Capital	Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2019	366,301	$22,060	50,000	$8	$296	$1,468	$(15,617)	$(13,845)
Issuance of convertible notes	—		—	—	1,097	—	—	1,097
Equity-based compensation expense	—		—	—	131	—	—	131
Currency translation	—		—	—	—	(171)	—	(171)
Net loss	—		—	—	—	—	(10,743)	(10,743)

Balance, December 31, 2019	366,301	22,060	50,000	8	1,524	1,297	(26,360)	(23,531)
Issuance of class B preference shares, net of issuance costs of $10	75,845	5,573	—	—	(458)	—	—	(458)
Issuance of class B preference shares upon conversion of convertible notes, net of issuance costs of $4	142,437	10,273	—	—	—	—	—	—
Equity-based compensation expense	—		—	—	64	—	—	64
Currency translation	—		—	—	—	664	—	664
Net loss	—		—	—	—	—	(12,042)	(12,042)

Balance, December 31, 2020	584,583	$37,906	50,000	$8	$1,130	$1,961	$(38,402)	$(35,303)

See accompanying notes to the financial statements.

IO BIOTECH APS

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(12,042)	$(10,743)
Adjustment to reconcile net loss to net cash used in operating activities
Equity-based compensation	64	131
Fair value adjustments convertible notes	1,985	781
Other non-cash items, net	(111)	47
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(672)	83
Accounts payable	(475)	103
Accrued expenses and other current liabilities	1,295	707

Net cash used in operating activities	(9,956)	(8,891)

Cash flows from financing activities
Proceeds from issuance of class B preference shares	5,116	—
Preference share issuance costs	(14)	—
Proceeds from issuance of convertible notes	—	9,014

Net cash provided by financing activities	5,102	9,014

Net decrease in cash and cash equivalents	(4,854)	123
Effect of exchange rate changes on cash and cash equivalents	413	(248)
Cash and cash equivalents, beginning of year	7,846	7,971

Cash and cash equivalents, end of year	$3,405	$7,846

Supplemental disclosures of non-cash financing activities:
Exchange of convertible notes for class B preference shares	$10,277	$—

See accompanying notes to the financial statements.

1. Description of Business, Organization and Liquidity

Business

IO Biotech ApS is a clinical-stage biotechnology company dedicated to the identification and development of disruptive immune therapies for the treatment of cancer. As used in these financial statements, unless the context otherwise requires, references to the “Company”, “we,” “us,” and “our” refer to IO Biotech ApS. We were incorporated in Denmark in December 2014. We are developing novel, immune-modulating cancer therapies based on our T-win technology platform.

Risks and Uncertainties

We are subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance reporting capabilities.

Our product candidates are in development. There can be no assurance that our research and development will be successfully completed, that adequate protection for our intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if our product development efforts are successful, it is uncertain when, if ever, we will generate significant revenue from product sales. We operate in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, we are dependent upon the services of our employees and consultants.

Liquidity Considerations

Since inception, we have devoted substantially all our efforts to business planning, conducting research and development, recruiting management and technical staff, and raising capital. We have financed our operations primarily through the issuance of convertible preference shares and convertible notes.

Our continued discovery and development of its product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior t commercialization These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if product development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales.

As of December 31, 2020, we had an accumulated deficit of $38.4 million. We have incurred losses and negative cash flows from operations since inception, including net losses of $12.0 million and $10.7 million for the years ended December 31, 2020 and 2019, respectively. We expect that our operating losses and negative cash flows will continue for the foreseeable future as we continue to develop our product candidates. We currently expect that our cash and cash equivalents of $3.4 million as of December 31, 2020 together with the proceeds on closings of the class C preference shares, for gross proceeds of $61.5 million in January 2021 and $4.2 million in March 2021 will be sufficient to fund our operating expenses and capital requirements for at least 12 months from the date the financial statements are issued. However, additional funding will be necessary to fund future discovery research, pre-clinical and clinical activities. We will seek additional funding through public financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to it, if at all, and we may not be able to enter into collaborations or other arrangements. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, even our ability to continue operations.

Coronavirus Pandemic

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In order to mitigate the spread of COVID-19, governments have imposed unprecedented restrictions on business operations, travel and gatherings, resulting in a global economic downturn and other adverse economic and societal impacts. The COVID-19 pandemic has also overwhelmed or otherwise led to changes in the operations of many healthcare facilities, including clinical trial sites. While we are considered an essential business under applicable regulations and continue to operate, the impacts of COVID-19 initially placed significant strain on our clinical trial sites, have raised concerns around monitoring patient safety, and resulted in changes to patient visit frequencies. We are continuing to work closely with our clinical partners and have taken steps as necessary to adjust our protocols and timelines due to the impact of the COVID-19 pandemic. The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the scope and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. The extent to which the COVID-19 pandemic may continue to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope and duration of the pandemic, the extent and effectiveness of government restrictions and other actions, including relief measures, implemented to address the impact of the pandemic, and resulting economic impacts.

The actual and perceived impact of the COVID-19 pandemic is changing daily, and its ultimate effect on our business cannot be predicted. As a result, there can be no assurance that we will not experience additional negative impacts associated with COVID-19, which could be significant. The COVID-19 pandemic may negatively impact our business, financial condition and results of operations causing interruptions or delays in the Company’s programs and services.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP, as found in the Accounting Standards Codification, or ASC, and Accounting Standards Update, or ASU, of the Financial Accounting Standards Board, or FASB.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Significant items subject to such estimates and assumptions include contract research accruals, stock-based compensation expense, the fair value of the Company’s class A ordinary shares, or ordinary shares, applied to measuring convertible notes and valuation of the Company’s deferred tax assets. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Currency and Currency Translation

The financial statements are presented in U.S. dollars, our reporting currency. Our functional currency is the Euro. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the functional currency are included in other income and expense in the statements of operations. Assets and liabilities recorded in our Euro functional currency are translated into the U.S. dollar reporting currency at the exchange rate on the balance sheet date. Our expenses in the Euro functional currency are translated into the U.S. dollar reporting currency at the average exchange rate prevailing during the year. Resulting translation adjustments are recorded to other comprehensive income (loss), or OCI.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 2020 and 2019, we had no cash equivalents.

Concentrations of Credit Risk and Off-Balance Sheet Risk

We maintain our cash in bank deposit and checking accounts that at times exceed insured limits. We have not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Fair Value of Financial Instruments

Fair value is defined as the price we would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3.

We monitor the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, our policy is to recognize significant transfers between levels at the end of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

Research and Development Expenses

Research and development costs are expensed as incurred. The Company’s research and development expenses consist primarily of costs incurred for the development of its product candidates and include expenses incurred under agreements with contract manufacturing organizations, or CMOs, contract research organizations, or CROs, investigative sites and consultants to conduct clinical trials and preclinical and non-clinical studies, costs to acquire, develop and manufacture supplies for clinical trials and other studies, salaries and related costs, including stock-based compensation, depreciation and other allocated facility-related and overhead expenses and licensing fees and milestone payments incurred under product license agreements where no alternative future use exists.

We may obtain grants from public and private funds for its research and development projects. The grant income for a given period is recognized as a cost reimbursement and is typically based on the time and the costs that the we have spent on the specific project during that period. During the years ended December 31, 2020 and 2019, we had active cost reimbursement grants with Innovation Fund Denmark. The grants provided partial reimbursement of employment-related costs related to two employees pursuant to Business Ph.D. and Business post-doctoral programs. For the years ended December 31, 2020 and 2019, research and development expenses in the statements of operations include $91,000 and $30,000, respectively, of grant income cost reimbursement.

We have historically met the requirements to receive a tax credit in Denmark of up to 5.5 million Danish Kroner per year for losses resulting from research and development costs of up to 25 million Danish Kroner per year. The tax credit is reported as a reduction to research and development expense in the statements of operations. For the years ended December 31, 2020 and 2019, research and development expenses include refundable tax credits of $904,000 and $827,000 respectively.

Accrued Research and Development Costs

Substantial portions of our pre-clinical and clinical trials are performed by third-party laboratories, medical centers, CMOs, CROs and other vendors. These vendors generally bill monthly for services performed, or bill based upon milestone achievement. For preclinical studies, we accrue expenses based upon estimated percentage of work completed and the contract milestones remaining. For clinical studies, expenses are accrued based upon the number of patients enrolled, the duration of the study and other investigative costs. We monitor patient enrollment, the progress of clinical studies and related activities to the extent possible through internal reviews of data reported to us by the CROs, correspondence with the CROs and clinical site visits. Our estimates depend on the timeliness and accuracy of the data provided by the CROs regarding the status of each program and total program spending. We periodically evaluate the estimates to determine if adjustments are necessary or appropriate based on information we receive.

Leases

We enter into lease agreements for office and laboratory facilities and accounts for them in accordance with ASC Topic 840, Leases. These leases are classified as operating leases. Rent expense is recognized on a straight-line basis over the term of the lease and, accordingly, we record the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Since our leases are all short-term in nature, no deferred rent liability has been recorded in the years ended December 31, 2020 and 2019. Incentives granted under our facilities leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rental expense on a straight-line basis over the term of the lease. No incentives were recognized in the years ended December 31, 2020 and 2019.

Convertible Preference Shares

We classify convertible preference shares outside of stockholders’ deficit on our balance sheet as certain liquidation events are not strictly within our control. We record the issuance of convertible preference shares at the issuance price less related issuance costs. We have not adjusted the carrying values of the convertible preferred stock to its liquidation preference because of the uncertainty as to whether a deemed liquidation event may occur.

Equity-Based Compensation

Stock-based compensation expense related to stock warrants granted to employees, directors and non-employees is recognized based on the grant-date estimated fair values of the awards using the Black- Scholes option pricing model, or Black-Scholes. The value is recognized as expense ratably over the requisite service period, which is generally the vesting term of the award. We adjust the expense for actual forfeitures as they occur. Stock based compensation expense is classified in the accompanying statements of operations based on the function to which the related services are provided.

The grant date fair value of our ordinary shares utilized in Black-Scholes is determined by our board of directors with the assistance of management. The grant date fair value of our ordinary shares is determined using valuation methodologies which utilize certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability. In determining the fair value of our ordinary shares, the methodologies used to estimate the enterprise value of the Company were performed using methodologies, approaches, and assumptions consistent with the AICPA TPA.

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse. Deferred tax assets and liabilities are classified as current or non-current, depending upon the classification of the asset or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized.

We have generated net losses since inception and accordingly has not recorded a provision for income taxes.

We follow the provisions of ASC 740-10, Uncertainty in Income Taxes, or ASC 740-10. We have not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. We have not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, we would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

We have identified Denmark as our major tax jurisdiction.

Net Loss Per Share

We calculate basic and diluted net loss per share attributable to ordinary shareholders in conformity with the two-class method required for participating securities. Our convertible preference shares are participating securities in Company distributions. The net loss attributable to ordinary shareholders is not allocated to the convertible preference shares as the holders of convertible preference shares do not have a contractual obligation to share in losses. Cumulative dividends on preference shares are added to net loss to arrive at net loss available to ordinary shareholders.

Under the two-class method, basic net loss per share attributable to ordinary shareholders is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per share is calculated by dividing net loss by the weighted average number of shares of ordinary shares and potential dilutive common share equivalents outstanding during the period if the effect is dilutive. Potentially dilutive securities include stock warrants and convertible preference shares. In all periods presented, the Company’s outstanding stock warrants and convertible preference shares were excluded from the calculation of diluted net loss per share because their effects were anti-dilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the chief operating decision maker, or CODM, in deciding how to allocate resources to an individual segment and in assessing performance. Our CODM is our chief executive officer. We have determined we operate in a single segment.

Other Comprehensive Income (loss)

Other comprehensive income (loss), or OCI, is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Our OCI includes currency translation from the EURO, our functional currency, to the U.S. dollar, our reporting currency.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. ASU 2016-02 requires lessees to recognize the liabilities related all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. We are currently assessing the potential impact of adopting ASU 2016-02 on our financial statements and financial statement disclosures.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, or ASU 2016-13. The guidance is effective for fiscal years beginning after December 15, 2022. We are currently assessing the potential impact of adopting ASU 2016-13 on our financial statements and financial statement disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently assessing the impact adoption of ASU 2019-12 will have on our financial statements and disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (i) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (ii) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for us beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently assessing the impact adoption of ASU 2020-06 will have on our financial statements and disclosures.

3. Fair Value Measurements

The following tables present information about our financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	December 31, 2019
	Total	Level 1		Level 2		Level 3
Current liabilities
Convertible notes	$8,663		$—		$—	$8,663

Total financial liabilities measured at fair value	$8,663	$		$		$8,663

The following table presents a roll-forward of the fair value of the convertible note for which fair value is determined by Level 3 inputs (in thousands):

	Year ended December 31,
	2020	2019
Balance at beginning of the year	$8,663	$—
Issuance of convertible notes	—	7,910
Fair value adjustments	1,985	782
Currency exchange	(375)	(29)
Conversion into class B preference shares	(10,273)	—

Balance at end of the year	$—	$8,663

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Our convertible notes are classified within Level 3 of the fair value hierarchy because the fair value measurement is based, in part, on significant inputs not observed in the market.

In July 2019, we issued convertible notes to existing related party investors for proceeds of $9.0 million. Upon issuance, we elected the fair value option to account for the convertible notes, with any subsequent changes in fair value being recognized through the statements of operations as other income (expense) until the convertible notes are settled. We have not recorded interest expense separate from those fair value adjustments.

The convertible notes accrued interest at 8% per year beginning in August 2019 payable in cash or, at the investor’s discretion, into our class B or class C preference shares. In April 2020, the convertible notes plus accrued interest of $0.5 million, were converted according to the terms of the convertible notes into 142,437 shares of class B preference shares (Note 8).

We determine fair value of the convertible notes on issuance and at December 31, 2019 using a scenario-based valuation method and a Monte Carlo simulation model with inputs based on certain subjective assumptions, including (a) estimated conversion dates, (b) expected stock price volatility, (c) a risk-free interest rates, and (d) implied debt yields. This approach results in the classification of these securities as Level 3 of the fair value hierarchy. The assumptions utilized to value the convertible notes were as follows:

	December 31, 2019	On Issuance July 2019
Term (years)	0.3	0.8
Annual volatility	86.1%	77.1%
Risk-free rate	1.6%	2.0%
Debt yield	50.0%	50.0%

On conversion in April 2020, we determined the fair value of the convertible notes with reference to the class B preference shares (Note 8) into which the convertible notes were converted into (142,437).

There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2020 or 2019.

4. License and Collaboration Agreements

In February 2018, we entered into a clinical collaboration with MSDIG, to evaluate IO102 in combination with KEYTRUDA® (pembrolizumab) in first-line treatment of patients with metastatic non-small cell lung cancer. Under the terms of the collaboration with MSDIG, we will conduct an international Phase 1/2 study to evaluate a combination therapy of IO102 and KEYTRUDA®. We will sponsor the clinical trials and MSDIG will provide KEYTRUDA® to be used in the clinical trials free of charge. We and MSDIG will be responsible for our own internal costs and expenses to support the study and we shall bear all other costs associated with conducting the study, including costs of providing IO102 for use in the study. The rights to the data from the clinical trials will be shared by us and MSDIG and we will maintain global commercial rights to IO102.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2020	2019
Prepaid contract research and development costs	$359	$221
Research and development tax credit receivable	904	827
Value-added tax refund receivable	596	406
Other	371	103

Total prepaid expenses and other current assets	$2,230	$1,557

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2020	2019
Accrued contract research and development costs	$1,487	$697
Employee compensation costs	785	251
Other liabilities	256	234

Total accrued expenses and other current liabilities	$2,528	$1,182

7. Commitments and Contingencies

Lease Commitments

We have two operating leases in Copenhagen, Denmark for office space that expires in August 2021 and December 2021, respectively. Our leases have terms of one year or less. Rent expense for years ended December 31, 2020 and 2019 was $202,000 and $148,000 respectively.

In March 2021, we entered into a new lease for our office space in Copenhagen, Denmark that expires in January 2025, terminable upon three months’ notice.

Legal Proceedings

From time to time, we may be party to litigation arising in the ordinary course of its business. We were not subject to any material legal proceedings during the years ended December 31, 2020 and 2019, and, to our knowledge, no material legal proceedings are currently pending or threatened.

Indemnification Agreements

We enter into certain types of contracts that contingently requires us to indemnify various parties against claims from third parties. These contracts primarily relate to procurement, service, consultancy or license agreements under which we may be required to indemnify vendors, service providers or licensees for certain claims, including claims that may be brought against them arising from our acts or omissions with respect to our products, technology, intellectual property or services.

From time to time, we may receive indemnification claims under these contracts in the normal course of business. In the event that one or more of these matters were to result in a claim against us, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on our future business, operating results or financial condition. It is not possible to estimate the maximum amount potentially payable under these contracts since we have no history of prior indemnification claims and the unique facts and circumstances involved in each particular claim will be determinative.

8. Convertible Preference Shares

As of December 31, 2020 and 2019, we had 584,583 and 366,301 class B preference shares, respectively, authorized, issued and outstanding.

Sales and Issuances of Preference Shares During the Years Ended December 31, 2020 and 2019

In April 2020, we issued 142,437 class B preference shares at a subscription price of $64.48 per share to existing related-party investors upon the conversion of convertible notes (Note 3). We recorded the 142,437 class B preference shares at fair value of $10.3 million ($72.15 per share) determined using an option pricing model, or OPM, assuming a Company equity value of $40.6 million, a term of 1.6 years, volatility of 86.0% and a risk-free rate of 0.18%. We incurred issuance costs of $4,000 in connection with the issuances of the class B preference shares on conversion of the convertible notes.

In July 2020, we issued 75,845 class B preference shares to existing related-party investors at a subscription price of $67.46 per share for gross cash proceeds of $5.1 million. We recorded the 75,845 class B preference shares at fair value of $5.6 million ($73.60 per share), resulting in a deemed dividend of $0.5 million recorded against additional paid-in capital on our balance sheet. Fair value of the class B preference shares issued on this date was determined using an OPM methodology assuming a Company equity value of $47.6 million, a term of 1.36 years, volatility of 92.4% and a risk-free rate of 0.16%. We incurred issuance costs of $10,000 in connection with the issuances of the class B preference shares.

Issuances of Preference Shares Subsequent to December 31, 2020

In January 2021, we completed an investment agreement, Class C Investment Agreement, for the sale and issuance of up to 1,263,804 class C preference shares to new investors and existing related-party investors at a subscription price of $121.55 per share. Then, pursuant to the Class C Investment Agreement, we issued 505,520 class C preference shares for gross cash proceeds of $61.5. The Class C Investment Agreement further provides for a milestone closing in the event of certain development milestones before April 2022, whereby purchasers of class C preference shares are obligated to a further subscription amount of $92.2 million, which, depending upon the outcome of certain of our activities, may result in a further issuance of 758,284 class C preference shares at a subscription price of $121.55 per share or 689,349 class C preference shares at a subscription price of $134.62 per share. We incurred issuance costs of $340,000 in connection with the issuances of the class B preference shares.

In March 2021, prior to a milestone closing, an investor elected to purchase and we issued 35,825 class C preference shares for gross cash proceeds of $4.2 million pursuant to the Class C Investment Agreement.

Preferences, Privileges and Rights

Our class C preference shares and our class B preference shares together constitute our preferred classes of stock, or Preference Shares. Our Preference Shares have the following rights, preferences, privileges and restrictions:

Liquidity Preference

Company liquidity events, or Liquidity Events, include assignment or transfer of all or part of the shares from our shareholders as a whole, listing of our shares, merger, demerger, liquidation or other dissolution of the Company, payment of dividends, reduction of our share capital for distribution to shareholders. In the case of a Liquidity Event, cash and property proceeds shall be distributed to our shareholders in accordance with the following priority:

(i)

First, the holders of class C preference shares, in preference to holders of class B preference shares and class A ordinary shares, the subscription price paid and 8% per year interest on the subscription price paid from the date of payment of the subscription price until the date of allocation of proceeds, provided that where the available proceeds are insufficient to make payment in full on the class C preference shares, then the available proceeds shall be allocated pro rata among the holders in proportion to their holdings of class C preference shares;

(ii)

Second, the holders of class B preference in preference to holders of class A ordinary shares, on any proceeds remaining after payment of proceeds to the holders of class C preference shares the subscription price paid and 8% per year interest on the subscription price paid from the date of payment of the subscription price until the date of allocation of proceeds, provided that where the available proceeds are insufficient to make payment in full on the class B preference shares, then the available proceeds shall be allocated pro rata among the holders in proportion to their holdings of class B preference shares.

Distribution preferences pursuant to (i) and (ii) above, together the Liquidity Preference.

Conversion Option

Our Preference Shares are convertible at the option of the holder at any time on a one-for-one basis into our class A ordinary shares.

Voting Rights and Board Representation

The holders of Preference Shares are entitled to one vote per share on all matters to be voted upon at all shareholder meetings and written actions in lieu of meetings. The holders of Preference Shares are entitled to elect six of the eight directors on our board.

Anti-Dilution Protection

In the event we issue any additional shares for a consideration per share that is less than the applicable subscription price paid for the Preference Shares, the subscription price of the applicable Preference Shares (as adjusted for share splits, payment of dividends, recapitalization, consolidations of shares and similar events) for existing shareholders who participate in the purchase of such additional shares shall be adjusted on a weighted average basis. The adjustment shall be made through the issuance of new Preference Shares of the relevant class to the Preference Shareholders at quota value.

Redemption

Preference Shares are not subject to mandatory redemption. Upon certain change in control events that are outside of our control, including liquidation, sale or transfer of control of the Company, the Preference Shares are contingently redeemable.

9. Ordinary Shares

As of December 31, 2020, we had 50,000 shares of class A ordinary shares authorized, issued and outstanding.

The holders of class A ordinary shares are entitled to an allocation and distribution of proceeds in a Liquidity Event subject to the Liquidation Preference. When the Liquidity Preference has been paid in full, any remaining proceeds shall be allocated pro rata to all shares in the Company.

The holders of class A ordinary shares are entitled to one vote per share on all matters to be voted upon at all shareholder meetings and written actions in lieu of meetings. Together, as a single class with holders of Preference Shares, holders of class A ordinary shares may appoint two independent directors of our board.

10. Equity-Based Compensation

Employee Equity Plan

We may award up to 70,509 warrants. Each vested warrant will entitle the warrant holder to a single class A ordinary share. Holders of stock warrants are entitled to exercise the vested portion of the stock warrant. Stock warrants generally vest over a three-year period and expire five years from the vest date.

At December 31, 2020, we had 45,130 warrants available for future grant under our employee equity plan. There were no grants, exercises, or forfeitures of any stock warrants during the years ended December 31, 2020 or 2019, and we did not recognize any tax benefits for stock-based compensation during the years ended December 31, 2020 or 2019.

The following table summarizes our stock warrants for the years ended December 31, 2020 and 2019:

	Number of Warrants	Weighted- average exercise price per share	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding
January 1, 2019	25,379	$53.17	6.6	$—
December 31, 2019	25,379	$53.17	5.6	$—
December 31, 2020	25,379	$53.17	4.6	$—
Exercisable at December 31, 2020	24,688	$52.99	4.6	$—

Equity-Based Compensation

All share-based awards granted are measured based on the fair value on the date of the grant and compensation expense is recognized with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures related to equity-based compensation awards are recognized as they occur, and we reverse any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

Equity-based compensation expense is classified in our statements of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. The fair value of each stock warrant grant is estimated on the date of grant using a Black-Scholes model. The following summarizes the inputs used:

Expected volatility—We are a private company and, as such, lack company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on the historical volatility of a publicly traded set of peer companies and we expect to continue to do so until we have adequate historical data regarding the volatility of our own publicly traded stock price.

Expected term—Our term expectation represents the period that warrants are expected to be outstanding and is determined using the simplified method, based on the mid-point between the vesting date and the end of the contractual term. We do not have sufficient historical data to use any other method to estimate expected term.

Risk-free interest rate—The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the warrant granted.

Dividends—Expected dividend yield is zero because we do not expect to pay cash dividends on class A ordinary shares in the foreseeable future.

We recorded equity-based compensation expense of $64,000 and $131,000 related to the issuance of stock warrants during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, there was $18,000 of unrecognized compensation cost related to unvested stock-based compensation arrangements that is expected to be recognized over a weighted average period of one year.

Equity-based compensation expense recorded as research and development and general and administrative expenses is as follows:

	December 31,
	2020	2019
Research and development	$22	$44
General and administrative	42	87

Total equity-based compensation	$64	$131

11. Income Taxes

We are subject to taxes for earnings generated in Denmark and our tax expense is primarily affected by unrecognized tax benefits in Denmark. There are no income tax provisions or benefits for the years ended December 31, 2020 and 2019. Our effective tax rate differs from the statutory rate each year mainly due to a full valuation allowance.

Our loss before provision (benefit) for income taxes for the years ended December 31, 2020, and 2019 consisted of the following:

	Year Ended December 31,
	2020	2019
Domestic	$(12,042)	$(10,743)
Foreign	—	—

Total	$(12,042)	$(10,743)

Reconciliation of Effective Tax Rate

Our effective tax rate for the years ended December 31, 2020 and 2019 is different from the statutory rate in Denmark primarily due to the valuation allowance against deferred tax assets as a result of insufficient sources of income. The reconciliation of the statutory income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,
	2020	2019
Income tax benefit at the statutory rate	22.0%	22.0%
Permanent differences	(7.4)	(8.4)
Research and development tax credits	5.2	0.3
Change in valuation allowance	(19.8)	(13.9)

Total	—%	—%

Deferred Taxes

Deferred tax assets and liabilities represent future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and for loss carryforwards using enacted tax rates expected to be in effect in the years in which the differences reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The principal components of the Company’s deferred tax assets consisted of the following (in thousands):

	December 31,
	2020	2019
Deferred tax assets/liabilities	$144	$(3)
Net operating loss carryforwards	5,235	3,044

Total deferred tax assets	$5,379	$3,041
Valuation allowance	(5,379)	(3,041)

Net deferred tax assets	$—	$—

We determine whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, none of the benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50%.

When realization of a deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. We cannot be certain that future income in Denmark will be sufficient to realize the Company’s deferred tax assets. Accordingly, a full valuation allowance has been provided against our net deferred tax assets. The valuation allowance increased by $2.3 million in 2020. The increase in 2020 is primarily the result of an increase in net operating loss carryforwards, or NOLs.

Available Carryforward Tax Losses

At December 31, 2020, we had NOL carryforwards of approximately $23.8 million that can be carried forward indefinitely according to Danish Tax Authority regulations.

Uncertain Tax Positions

We determine our uncertain tax positions based on whether and how much of a tax benefit taken by us in our tax filings is more likely than not to be sustained upon examination by the relevant income tax authorities. We have reviewed the tax positions taken, or to be taken, in our tax returns for all tax years currently open to examination by the Danish Tax Authority. As of December 31, 2020 and 2019, we have not recorded an uncertain tax position liability

Tax filings in Denmark remain subject to examination by the Danish Tax Authority. As of December 31, 2020, tax years 2017 and forward were generally open to examination by the Danish Tax Authority.

Other Tax Matters

The Company recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense. The Company does not have any material unrecognized tax benefits which would affect the effective tax rate if recognized. The Company does not have any unrecognized tax benefits which would reverse within the next twelve months.

The Company is eligible for the Danish enhanced research and development tax allowance, providing for an increase in the deductible value of the amount of certain R&D expenditures. For 2019, the deduction is set at 101.5%. Furthermore, the deduction for R&D expenditures is set at 130% for 2020 through 2022, 108% for 2023 through 2025, and 110% for 2026.

In addition, in 2013 the Folketinget, or Danish Parliament, introduced a tax credit policy that allows companies with losses resulting from research and development costs to receive payment of the tax base of losses of up to 25 million DKK. We have historically met the requirements to receive payment. The tax credit is reported as a reduction to research and development expense in the statements of operations. For the years ended December 31, 2020 and 2019, we applied for refundable tax credit of 25 million DKK for each year and a receivable was recorded for $0.9 million and $0.8 million respectively.

12. Net Loss Per Share

Basic and diluted net loss per ordinary share is calculated as follows (in thousands except share and per share amounts):

	Year Ended December 31,
	2020	2019
Net loss	$(12,042)	$(10,743)
Cumulative dividends on class B preference shares	(2,552)	(1,774)

Net loss attributable to class A ordinary shareholders	$(14,594)	$(12,517)

Net loss per class A ordinary share, basic and diluted	$(291.88)	$(250.34)

Weighted-average number of shares used in computing net loss per class A ordinary shares, basic and diluted	50,000	50,000

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per class A ordinary share, as their effect is anti-dilutive:

	December 31,
	2020	2019
Convertible preference shares	584,583	366,301
Stock warrants to purchase class A ordinary shares	25,379	25,379

13. Subsequent Events

We have evaluated subsequent events through June 2, 2021, which is the date of the financial statements were available to be issued. Other than as disclosed in Notes 7 and 8 with regard to entering into a new lease for our office space in Copenhagen, Denmark and the sale and issuance of our class C preference shares, we have concluded that no further subsequent events have occurred that require disclosure.

IO BIOTECH APS

Balance Sheets

(In thousands, except share and per share amounts)

(unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$54,752	$3,405
Prepaid expenses and other current assets	3,744	2,230

Total current assets	58,496	5,635
Noncurrent assets	38	18

Total assets	$58,534	$5,653

Liabilities, convertible preference shares and stockholders’ deficit
Current liabilities
Accounts payable	$1,696	$522
Accrued expenses and other current liabilities	5,915	2,528
Preference shares tranche obligations	31,344	—

Total current liabilities	38,955	3,050
Other long-term liabilities	—	—

Total liabilities	38,955	3,050

Commitments and contingencies (Note 9)
Convertible preference shares
Class B preference shares, $0.16 par value; 584,583 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020, respectively; liquidation value of $47,457 at June 30, 2021	37,906	37,906

Class C preference shares, $0.16 par value; 1,263,804 shares authorized and 541,345 shares issued and outstanding at June 30, 2021. No shares authorized, issued and outstanding and December 31, 2020; liquidation value of $66,795 at June 30, 2021	62,982	—

Stockholders’ deficit
Class A ordinary shares, par value of $0.16 per share; 50,000 shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020	8	8
Additional paid-in capital	1,139	1,130
Accumulated deficit	(83,878)	(38,402)
Accumulated other comprehensive loss	1,422	1,961

Total stockholders’ deficit	(81,309)	(35,303)

Total liabilities, convertible preference shares and stockholders’ deficit	$58,534	$5,653

See accompanying notes to the financial statements.

IO BIOTECH APS

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Operating expenses
Research and development	$12,972	$3,476
General and administrative	3,213	699

Total operating expenses	16,185	4,175

Loss from operations	(16,185)	(4,175)

Other income (expense)
Currency exchange gain (loss), net	312	99
Interest expense	(143)	(8)
Fair value adjustments on preference shares tranche obligations	(29,460)	—
Fair value adjustments on convertible notes	—	(1,916)

Total other income (expense), net	(29,291)	(1,825)

Net loss	(45,476)	(6,000)
Cumulative dividends on class B and C preference shares	(3,933)	(1,021)

Net loss attributable to class A ordinary shareholders	(49,409)	(7,021)

Net loss per class A ordinary share, basic and diluted	$(988.18)	$(140.42)

Weighted-average number of shares used in computing net loss per class A ordinary share, basic and diluted	50,000	50,000

Other comprehensive loss
Net loss	(45,476)	(6,000)
Foreign currency translation	(539)	238

Total comprehensive loss	(46,015)	(5,762)

See accompanying notes to the financial statements.

IO BIOTECH APS

Statements of Convertible Preference Shares and Stockholders’ Deficit

(In thousands, except share amounts)

(unaudited)

	Class B Convertible Preference Shares		Class C Convertible Preference Shares		Class A Ordinary Shares		Additional Paid-In Capital	Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2020	366,301	$22,060	—	$—	50,000	$8	$1,524	$1,297	$(26,360)	$(23,531)
Issuance of class B preference shares upon conversion of convertible notes, net of issuance costs of $4	142,437	10,273	—	—	—	—	—	—	—	—
Equity-based compensation expense	—	—	—	—	—	—	32	—	—	32
Currency translation	—	—	—	—	—	—	—	239	—	239
Net loss	—	—	—	—	—	—	—	—	(6,000)	(6,000)

Balance, June 30, 2020	508,738	32,333	—	—	50,000	8	1,556	1,536	(32,360)	(29,260)

Balance, January 1, 2021	584,583	$37,906	—	$—	50,000	$8	$1,130	$1,961	$(38,402)	$(35,303)
Issuance of class C preference shares, net of issuance costs of $340	—	—	541,345	62,982	—	—	—	—	—	—
Equity-based compensation expense	—	—	—	—	—	—	9	—	—	9
Currency translation	—	—	—	—	—	—	—	(539)	—	(539)
Net loss	—	—	—	—	—	—	—	—	(45,476)	(45,476)

Balance, June 30, 2021	584,583	$37,906	541,345	$62,982	50,000	$8	$1,139	$1,422	$(83,878)	$(81,309)

See accompanying notes to the financial statements.

IO BIOTECH APS

Statements of Cash Flows

(In thousands)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(45,476)	$(6,000)
Adjustment to reconcile net loss to net cash used in operating activities
Equity-based compensation	9	32
Fair value adjustments preference shares tranche obligations	29,460	—
Fair value adjustments convertible notes	—	1,985
Other non-cash items, net	(312)	(99)
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(1,514)	(459)
Accounts payable	1,174	(722)
Accrued expenses and other current liabilities	3,366	563

Net cash used in operating activities	(13,293)	(4,700)

Cash flows from financing activities
Proceeds from issuance of class C preference shares	65,748	—
Preference shares issuance costs	(340)	(4)

Net cash provided by financing activities	65,408	(4)

Net decrease in cash and cash equivalents	52,115	(4,704)
Effect of exchange rate changes on cash and cash equivalents	(768)	(34)
Cash and cash equivalents, beginning of period	3,405	7,846

Cash and cash equivalents, end of period	$54,752	$3,108
Supplemental disclosures of non-cash financing activities:
Exchange of convertible notes for class B preference shares	$—	$10,277

See accompanying notes to the financial statements.

(unaudited)

1. Description of Business, Organization and Liquidity

Business

IO Biotech ApS is a clinical-stage biotechnology company dedicated to the identification and development of disruptive immune therapies for the treatment of cancer. As used in these financial statements, unless the context otherwise requires, references to the “Company”, “we,” “us,” and “our” refer to IO Biotech ApS. We were incorporated in Denmark in December 2014. We are developing novel, immune-modulating cancer therapies based on our T-win technology platform.

Risks and Uncertainties

We are subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance reporting capabilities.

Our product candidates are in development. There can be no assurance that our research and development will be successfully completed, that adequate protection for our intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if our product development efforts are successful, it is uncertain when, if ever, we will generate significant revenue from product sales. We operate in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, we are dependent upon the services of our employees and consultants.

Liquidity Considerations

Since inception, we have devoted substantially all our efforts to business planning, conducting research and development, recruiting management and technical staff, and raising capital. We have financed our operations primarily through the issuance of convertible preference shares and convertible notes.

Our continued discovery and development of its product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior t commercialization These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if product development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales.

As of June 30, 2021, we had an accumulated deficit of $83.9 million. We have incurred losses and negative cash flows from operations since inception, including net losses of $45.5 million and $6.0 million for the six months ended June 30, 2021 and year ended December 31, 2020, respectively. We expect that our operating losses and negative cash flows will continue for the foreseeable future as we continue to develop our product candidates. We currently expect that our cash and cash equivalents of $54.8 million as of June 30, 2021 together with the proceeds on closings of the class C preference shares, for gross proceeds of $             million in                  2021 will be sufficient to fund our operating expenses and capital requirements for at least 12 months from the date the financial statements are issued. However, additional funding will be necessary to fund future discovery research, pre-clinical and clinical activities. We will seek additional funding through public financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to it, if at all, and we may not be able to enter into collaborations or other arrangements. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, even our ability to continue operations.

Coronavirus Pandemic

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In order to mitigate the spread of COVID-19, governments have imposed unprecedented restrictions on business operations, travel and gatherings, resulting in a global economic downturn and other adverse economic and societal impacts. The COVID-19 pandemic has also overwhelmed or otherwise led to changes in the operations of many healthcare facilities, including clinical trial sites. While we are considered an essential business under applicable regulations and continue to operate, the impacts of COVID-19 initially placed significant strain on our clinical trial sites, have raised concerns around monitoring patient safety, and resulted in changes to patient visit frequencies. We are continuing to work closely with our clinical partners and have taken steps as necessary to adjust our protocols and timelines due to the impact of the COVID-19 pandemic. The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the scope and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. The extent to which the COVID-19 pandemic may continue to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope and duration of the pandemic, the extent and effectiveness of government restrictions and other actions, including relief measures, implemented to address the impact of the pandemic, and resulting economic impacts.

The actual and perceived impact of the COVID-19 pandemic is changing daily, and its ultimate effect on our business cannot be predicted. As a result, there can be no assurance that we will not experience additional negative impacts associated with COVID-19, which could be significant. The COVID-19 pandemic may negatively impact our business, financial condition and results of operations causing interruptions or delays in the Company’s programs and services.

2. Summary of Significant Accounting Policies

There have been no changes to the significant accounting policies as disclosed in Note 2 to the Company’s annual financial statements for the years ended December 31, 2020 and 2019 included in this Form S-1.

Principles of consolidation

The Company’s condensed financial statements include the accounts of IO Biotech ApS. IO Bio US, Inc., a wholly owned subsidiary of IO Biotech ApS, was incorporated in Delaware in May 2021. IO Bio US, Inc. had no activity as of June 30, 2021.

Unaudited Financial Information

The Company’s condensed financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In the Company’s opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. ASU 2016-02 requires lessees to recognize the liabilities related all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. We are currently assessing the potential impact of adopting ASU 2016-02 on our financial statements and financial statement disclosures.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, or ASU 2016-13. The guidance is effective for fiscal years beginning after December 15, 2022. We are currently assessing the potential impact of adopting ASU 2016-13 on our financial statements and financial statement disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently assessing the impact adoption of ASU 2019-12 will have on our financial statements and disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (i) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (ii) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for us beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently assessing the impact adoption of ASU 2020-06 will have on our financial statements and disclosures.

3. Fair Value Measurements

The following table presents information about our financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	June 30, 2021
	Total	Level 1	Level 2	Level 3
Current liabilities
Preference shares tranche obligations	$31,344	$—	$—	$31,344

Total financial liabilities measured at fair value	$31,344	$—	$—	$31,344

The following table presents a roll-forward of the fair value of the convertible note for which fair value is determined by Level 3 inputs (in thousands):

	Preference Shares Tranche Obligations	Convertible Note	Total
Balance, January 1, 2020	$—	$8,663	$8,663
Fair value adjustments	—	1,985	1,985
Currency exchange	—	(375)	(375)
Conversion into class B preference shares	—	(10,273)	(10,273)

Balance, December 31, 2020	—	—	—
Addition on issuance of class C preference shares	2,425	—	2,425
Fair value adjustments	29,460	—	29,460
Currency exchange	(541)	—	(541)

Balance, June 30, 2021	$31,344	$—	$31,344

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Our convertible notes were classified within Level 3 of the fair value hierarchy because the fair value measurement was based, in part, on significant inputs not observed in the market.

In July 2019, we issued convertible notes to existing related party investors for proceeds of $9.0 million. Upon issuance, we elected the fair value option to account for the convertible notes, with any subsequent changes in fair value being recognized through the statements of operations as other income (expense) until the convertible notes are settled. We have not recorded interest expense separate from those fair value adjustments.

The convertible notes accrued interest at 8% per year beginning in August 2019 payable in cash or, at the investor’s discretion, into our class B or class C preference shares. In April 2020, the convertible notes plus accrued interest of $0.5 million, were converted according to the terms of the convertible notes into 142,437 shares of class B preference shares (Note 8). On conversion in April 2020, we determined the fair value of the convertible notes with reference to the class B preference shares (Note 8) into which the convertible notes were converted into (142,437).

Our class C Preference Shares Tranche Obligation is measured at fair value using a Black-Scholes option pricing valuation methodology. The fair value of class C Preference Shares Tranche Obligation includes inputs not observable in the market and thus represents a Level 3 measurement. The option pricing valuation methodology utilized requires inputs based on certain subjective assumptions, including (i) expected stock price volatility, (ii) calculation of an expected term, (iii) a risk-free interest rate, and (iv) expected dividends. The assumptions utilized to value the class C Preference Shares Tranche Obligation as of June 30, 2021 were (i) expected stock price volatility of 73.7%; (ii) remaining term of 0.3 years; (iii) a risk-free interest rate of 0.05%; and (iv) an expectation of no dividends.

There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2020 or 2019.

4. License and Collaboration Agreements

In February 2018, we entered into a clinical collaboration with MSD International GmbH, or MSD, to evaluate IO102 in combination with KEYTRUDA® (pembrolizumab) in first-line treatment of patients with metastatic non-small cell lung cancer. Under the terms of the collaboration with MSD, we will conduct an international Phase 1/2 study to evaluate a combination therapy of IO102 and KEYTRUDA®. We will sponsor the clinical trials and MSD will provide KEYTRUDA® to be used in the clinical trials free of charge. We and MSD will be responsible for our own internal costs and expenses to support the study and we shall bear all other costs associated with conducting the study, including costs of providing IO102 for use in the study. The rights to the data from the clinical trials will be shared by us and MSD and we will maintain global commercial rights to IO102.

In September 2021, we entered into a clinical collaboration with MSD to evaluate IO102-IO103 in combination with KEYTRUDA® versus KEYTRUDA® alone in treatment of patients with metastatic (advanced) melanoma. Under the terms of the collaboration with MSD, we will conduct an international Phase 3 study to evaluate a combination therapy of IO102-IO103 and KEYTRUDA®. We will sponsor the clinical trials and MSD will provide KEYTRUDA® to be used in the clinical trials free of charge. We and MSD will be responsible for our own internal costs and expenses to support the study and we shall bear all other costs associated with conducting the study, including costs of providing IO102-IO103 for use in the study. The rights to the data from the clinical trials will be shared by us and MSD and we will maintain global commercial rights to IO102-IO103.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	June 30, 2021	December 31, 2020
Prepaid contract research and development costs	217	$359
Research and development tax credit receivable	1,753	904
Value-added tax refund receivable	392	596
Other	1,382	371

Total prepaid expenses and other current assets	3,744	$2,230

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	June 30, 2021	December 31, 2020
Accrued contract research and development costs	3,526	$1,487
Employee compensation costs	663	785
Professional fees	959	9
Other liabilities	767	247

Total accrued expenses and other current liabilities	$5,915	$2,528

7. Commitments and Contingencies

Lease Commitments

We have two operating leases in Copenhagen, Denmark for office space that expires in August 2021 and December 2021, respectively. In March 2021, we entered into a new lease for our office space in Copenhagen, Denmark that expires in January 2025, terminable upon three months’ notice. Rent expense for the six months ended June 30, 2021 and 2020 was $129,000 and $83,000 respectively.

Legal Proceedings

From time to time, we may be party to litigation arising in the ordinary course of its business. We were not subject to any material legal proceedings during the six months ended June 30, 2021 and year ended December 31, 2020, and, to our knowledge, no material legal proceedings are currently pending or threatened.

Research Agreements

The Company and the Herlev University Hospital in Denmark (“Herlev”) have a number of existing agreements for scientific and other support of the Company’s ongoing development activities. In January 2021, the Company entered into an additional agreement with Herlev regarding the payment of specific services whereupon in addition to any consideration payable by the Company to Herlev pursuant to the existing agreements the Company shall pay a fee to Herlev of DKK 5.0 million (approximately $0.8 million) in the event of an initial public offering or other liquidity event whereby all or substantially all of the value of the Company is realized in consideration for cash.

Indemnification Agreements

We enter into certain types of contracts that contingently requires us to indemnify various parties against claims from third parties. These contracts primarily relate to procurement, service, consultancy or license agreements under which we may be required to indemnify vendors, service providers or licensees for certain claims, including claims that may be brought against them arising from our acts or omissions with respect to our products, technology, intellectual property or services.

From time to time, we may receive indemnification claims under these contracts in the normal course of business. In the event that one or more of these matters were to result in a claim against us, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on our future business, operating results or financial condition. It is not possible to estimate the maximum amount potentially payable under these contracts since we have no history of prior indemnification claims and the unique facts and circumstances involved in each particular claim will be determinative.

8. Convertible Preference Shares

As of June 30, 2021 and December 31, 2020, we had 584,583 class B preference shares authorized, issued and outstanding. As of June 30, 2021, we had 1,263,804 class C preference shares authorized and 541,345 class C preference shares issued and outstanding.

In April 2020, we issued 142,437 class B preference shares at a subscription price of $64.48 per share to existing related-party investors upon the conversion of convertible notes (Note 3). We recorded the 142,437 class B preference shares at fair value of $10.3 million ($72.15 per share) determined using an option pricing model, or OPM, assuming a Company equity value of $40.6 million, a term of 1.6 years, volatility of 86.0% and a risk-free rate of 0.18%. We incurred issuance costs of $4,000 in connection with the issuances of the class B preference shares on conversion of the convertible notes.

In July 2020, we issued 75,845 class B preference shares to existing related-party investors at a subscription price of $67.46 per share for gross cash proceeds of $5.1 million. We recorded the 75,845 class B preference shares at fair value of $5.6 million ($73.60 per share), resulting in a deemed dividend of $0.5 million recorded against additional paid-in capital on our balance sheet. Fair value of the class B preference shares issued on this date was determined using an OPM methodology assuming a Company equity value of $47.6 million, a term of 1.36 years, volatility of 92.4% and a risk-free rate of 0.16%. We incurred issuance costs of $10,000 in connection with the issuances of the class B preference shares.

In January 2021, we completed an investment agreement, Class C Investment Agreement, for the sale and issuance of up to 1,263,804 class C preference shares to new investors and existing related-party investors at a subscription price of $121.55 per share. Then, pursuant to the Class C Investment Agreement, we issued 505,520 class C preference shares for gross cash proceeds of $61.5. The Class C Investment Agreement further provides for a milestone closing in the event of certain development milestones before April 2022, whereby purchasers of class C preference shares are obligated to a further subscription amount of $92.2 million, or the Preference Shares Tranche Obligation, which may result in a further issuance of 689,349 class C preference shares at a subscription price of $131.00 per share, using the exchange rate as of June 30, 2021. We incurred issuance costs of $340,000 in connection with the issuances of the class C preference shares.

We concluded that the Preference Shares Tranche Obligation met the definition of a freestanding financial instrument, as it is legally detachable and separately exercisable from the class C preference shares. Therefore, we allocated the proceeds received from the issuance of shares under the Class C Investment Agreement between the Preference Shares Tranche Obligation and the class C preference shares. The fair value of the Preference Shares Tranche Obligation of $2.4 million on issuance was allocated from the $61.5 million proceeds of the class C preference shares financing and is classified as a current liability on the balance sheet as of June 30, 2021 as the class C preference shares would become redeemable upon a Deemed Liquidation Event, the occurrence of which is not within our control.

In March 2021, prior to a milestone closing, an investor elected to purchase and we issued 35,825 class C preference shares for gross cash proceeds of $4.2 million pursuant to the Class C Investment Agreement. As a result of entering into a collaboration agreement with Merck in September 2021, the number of class C preference shares issued in March 2021 was adjusted downward to 32,568 class C preference shares.

Preferences, Privileges and Rights

Our class C preference shares and our class B preference shares together constitute our preferred classes of stock, or Preference Shares. Our Preference Shares have the following rights, preferences, privileges and restrictions:

Liquidity Preference

Company liquidity events, or Liquidity Events, include assignment or transfer of all or part of the shares from our shareholders as a whole, listing of our shares, merger, demerger, liquidation or other dissolution of the Company, payment of dividends, reduction of our share capital for distribution to shareholders. In the case of a Liquidity Event, cash and property proceeds shall be distributed to our shareholders in accordance with the following priority:

(i)

First, the holders of class C preference shares, in preference to holders of class B preference shares and class A ordinary shares, the subscription price paid and 8% per year interest on the subscription price paid from the date of payment of the subscription price until the date of allocation of proceeds, provided that where the available proceeds are insufficient to make payment in full on the class C preference shares, then the available proceeds shall be allocated pro rata among the holders in proportion to their holdings of class C preference shares;

(ii)

Second, the holders of class B preference in preference to holders of class A ordinary shares, on any proceeds remaining after payment of proceeds to the holders of class C preference shares the subscription price paid and 8% per year interest on the subscription price paid from the date of payment of the subscription price until the date of allocation of proceeds, provided that where the available proceeds are insufficient to make payment in full on the class B preference shares, then the available proceeds shall be allocated pro rata among the holders in proportion to their holdings of class B preference shares.

Distribution preferences pursuant to (i) and (ii) above, together the Liquidity Preference.

Conversion Option

Our Preference Shares are convertible at the option of the holder at any time on a one-for-one basis into our class A ordinary shares.

Voting Rights and Board Representation

The holders of Preference Shares are entitled to one vote per share on all matters to be voted upon at all shareholder meetings and written actions in lieu of meetings. The holders of Preference Shares are entitled to elect six of the eight directors on our board.

Anti-Dilution Protection

In the event we issue any additional shares for a consideration per share that is less than the applicable subscription price paid for the Preference Shares, the subscription price of the applicable Preference Shares (as adjusted for share splits, payment of dividends, recapitalization, consolidations of shares and similar events) for existing shareholders who participate in the purchase of such additional shares shall be adjusted on a weighted average basis. The adjustment shall be made through the issuance of new Preference Shares of the relevant class to the Preference Shareholders at quota value.

Redemption

Preference Shares are not subject to mandatory redemption. Upon certain change in control events that are outside of our control, including liquidation, sale or transfer of control of the Company, the Preference Shares are contingently redeemable.

9. Ordinary Shares

As of June 30, 2021 and December 31, 2020, we had 50,000 shares of class A ordinary shares authorized, issued and outstanding.

The holders of class A ordinary shares are entitled to an allocation and distribution of proceeds in a Liquidity Event subject to the Liquidation Preference. When the Liquidity Preference has been paid in full, any remaining proceeds shall be allocated pro rata to all shares in the Company.

The holders of class A ordinary shares are entitled to one vote per share on all matters to be voted upon at all shareholder meetings and written actions in lieu of meetings. Together, as a single class with holders of Preference Shares, holders of class A ordinary shares may appoint two independent directors of our board.

10. Equity-Based Compensation

Employee Equity Plan

We may award up to 335,009 warrants. Each vested warrant will entitle the warrant holder to a single class A ordinary share. Holders of stock warrants are entitled to exercise the vested portion of the stock warrant. Stock warrants generally vest over a three-year period and expire five years from the vest date.

At June 30, 2021, we had 309,630 warrants available for future grant under our employee equity plan. There were no grants, exercises, or forfeitures of any stock warrants during the six months ended June 30, 2021 and 2020. In July and August 2021, we issued 196,198 warrants with an exercise price of $69.54 to certain employees, board members and advisors.

The following table summarizes our stock warrants activity:

	Number of Warrants	Weighted- average exercise price per share	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding
December 31, 2019	25,379	$53.17	5.6	$—
December 31, 2020	25,379	$53.17	4.6	$—
June 30, 2021	25,379	$53.17	4.1	$—
Exercisable at June 30, 2021	24,688	$52.99	4.0	$—

Equity-Based Compensation

All share-based awards granted are measured based on the fair value on the date of the grant and compensation expense is recognized with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures related to equity-based compensation awards are recognized as they occur, and we reverse any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

We recorded equity-based compensation expense of $9,000 and $32,000 related to the issuance of stock warrants during the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, there was $9,000 of unrecognized compensation cost related to unvested stock-based compensation arrangements that is expected to be recognized over a weighted average period of 0.5 year.

Equity-based compensation expense recorded as research and development and general and administrative expenses is as follows:

	June 30,
	2021	2020
Research and development	$3	$11
General and administrative	6	21

Total equity-based compensation	$9	$32

11. Income Taxes

We are subject to taxes for earnings generated in Denmark and our tax expense is primarily affected by unrecognized tax benefits in Denmark. We did not record a provision or benefit for income taxes during the six months ended June 30, 2021 or 2020. We continue to maintain a full valuation allowance against all of our deferred tax assets.

We have evaluated the positive and negative evidence involving our ability to realize our deferred tax assets. We have considered our history of cumulative net losses incurred since inception and our lack of any commercial products. We have concluded that it is more likely than not that we will not realize the benefits of our deferred tax assets. We reevaluate the positive and negative evidence at each reporting period.

12. Net Loss Per Share

Basic and diluted net loss per ordinary share is calculated as follows (in thousands except share and per share amounts):

	Six Months Ended June 30,
	2021	2020
Net loss	$(45,476)	$(6,000)
Cumulative dividends on class B and C preference shares	(3,933)	(1,021)

Net loss attributable to class A ordinary shareholders	$(49,409)	$(7,021)

Net loss per class A ordinary share, basic and diluted	$(988.18)	$(140.42)

Weighted-average number of shares used in computing net loss per class A ordinary shares, basic and diluted	50,000	50,000

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per class A ordinary share, as their effect is anti-dilutive:

	June 30,
	2021	2020
Convertible preference shares	1,125,928	508,738
Stock warrants to purchase class A ordinary shares	25,379	25,379

13. Subsequent Events

We have evaluated subsequent events through October 5, 2021, which is the date of the financial statements were available to be issued. Other than entering into a collaboration agreement with MSD, a new lease for our office space in Copenhagen, Denmark, and the issuance of warrants in July 2021 as disclosed in Notes 4, 7, and 10, respectively, we have concluded that no further subsequent events have occurred that require disclosure.

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of IO Biotech, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of IO Biotech, Inc. (the Company) as of October 14, 2021 and the related notes (collectively referred to as the “balance sheet”). In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company at October 14, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the balance sheet, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2021.

Copenhagen, Denmark

October 15, 2021

IO BIOTECH, INC.

BALANCE SHEET

As of October 14, 2021 (date of initial capital contribution)

October 14, 2021
ASSETS
Current assets:
Cash and cash equivalents	$100

Total current assets	100

Total assets	$100
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$—

Stockholders’ equity:
Common stock, $0.001 par value; 1,000 shares authorized, 100 shares issued and outstanding.	—
Additional paid-in capital	100

Total stockholders’ equity	100

Total liabilities and stockholders’ equity	$100

See accompanying notes to balance sheet.

IO BIOTECH, INC.

NOTES TO BALANCE SHEET

As of October 14, 2021 (date of initial capital contribution)

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business— IO Biotech, Inc. (“IO Biotech” or the “Company”) was incorporated in Delaware on May 25, 2021 and the date of its initial capital contribution was October 14, 2021.

The authorized share capital of IO Biotech consists of 1,000 shares of common stock, par value $0.001 per share, 100 of which has been issued. IO Biotech was incorporated with nominal assets and liabilities for the purpose of consummating a corporate reorganization pursuant to which it will become the holding company for IO Biotech ApS and its subsidiaries.

Basis of Presentation—The accompanying balance sheet is prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”). Separate statements of income, changes in equity and cash flows have not been presented because there have been no operations in the Company at the balance sheet date.

2.	SUBSEQUENT EVENTS

We have evaluated subsequent events through October 15, 2021, which is the date the balance sheet was available to be issued. We have concluded that no subsequent events have occurred that require disclosure.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the exchange listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee		$9,270
FINRA filing fee		15,500
Nasdaq Global Market listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

IO Biotech, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the amended and restated certificate of incorporation adopted by us prior to the completion of this offering will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our amended and restated certificate of incorporation adopted by us prior to the completion of this offering, will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the amended and restated certificate of incorporation will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the registrant has sold and issued the following unregistered securities:

(1)	In May 2018, IO Biotech ApS issued convertible notes to three accredited investors for proceeds of approximately $9.6 million.

(2)

In December 2018, IO Biotech ApS issued and sold an aggregate of 139,744 class B preference shares to three accredited investors at a subscription price of $67.03 per share upon the conversion of convertible notes and interest accrued thereon.

(3)	In July 2019, IO Biotech ApS issued convertible notes to three accredited investors for proceeds of $9.0 million.

(4)

In April 2020, IO Biotech ApS issued and sold an aggregate of 142,437 class B preference shares to three accredited investors at a subscription price of $64.48 per share upon the conversion of convertible notes.

(5)

In July 2020, IO Biotech ApS issued and sold an aggregate of 75,845 class B preference shares to three accredited investors at a purchase price of $67.46 per share for aggregate proceeds of approximately $5.1 million.

(6)

In January 2021, IO Biotech ApS issued and sold an aggregate of 505,520 class C preference shares to 17 accredited investors at a purchase price of $121.55 per share for aggregate proceeds of approximately $61.5 million.

(7)

In March 2021, IO Biotech ApS issued and sold an aggregate of 35,825 class C preference shares to five accredited investors at a purchase price of $121.55 per share for aggregate proceeds of approximately $4.2 million. As a result of entering into a collaboration agreement with Merck in September 2021, the number of class C preference shares issued in March 2021 was adjusted downward to 32,568 class C preference shares.

(8)

In July 2021, IO Biotech ApS granted to its directors, officers, employees, consultants and other service providers warrants to purchase 196,198 class A ordinary shares, at an exercise price of $68.10 per share, which was subsequently adjusted to $44.84 per share.

(9)

In October 2021, IO Biotech ApS granted to its directors, officers, employees, consultants and other service providers warrants to purchase 454,623 class A ordinary shares, at an exercise price of $44.84 per share.

The offers, sales and issuances of the securities described in paragraphs (1) through (7) above were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about IO Biotech ApS.

The offers, sales and issuances of the securities described in paragraph (8) and (9) above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was a service provider of IO Biotech ApS and received the securities under contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the Act), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of IO Biotech, Inc., as amended, to be in effect on the completion of the offering

3.2*	Form of Amended and Restated Bylaws of IO Biotech, Inc., to be in effect on the completion of the offering

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Sidley Austin LLP

10.1+*	Form of Indemnification Agreement

10.2+*	Form of IO Biotech, Inc. 2021 Equity and Incentive Plan and related form agreements, to be in effect on the completion of the offering

10.3+*	Form of IO Biotech, Inc. 2021 Employee Stock purchase Plan and related form agreements, to be in effect on the completion of the offering

10.4*	Option Assignment Agreement, dated as of January 2, 2015, by and between IO Biotech ApS and Herlev Hospital

10.5*	Addendum I to Option Assignment Agreement, dated as of May 2, 2016, by and between IO Biotech ApS and Herlev Hospital

10.6*	Framework Assignment Agreement, dated as of May 5, 2016, by and between IO Biotech ApS and Herlev Hospital

10.7*	Assignment Agreement, dated as of January 2, 2017, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.8*	Option Assignment Agreement, dated as of March 27, 2017, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.9*	1st Amendment to Option Assignment Agreement, dated as of December 7, 2018, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.10*	2nd Amendment to Option Assignment Agreement, dated as of December 7, 2018, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.11*	Agreement on Payment for Specific Services, dated as of January 27, 2021, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.12*	Clinical Trial Collaboration and Supply Agreement, dated September 7, 2021, by and among IO Biotech ApS, MSD International GmbH and MSD International Business GmbH

10.13*	Investors’ Rights Agreement, dated October , 2021, by and among IO Biotech, Inc. and the Investors and Key Holders party thereto

21.1*	List of subsidiaries

23.1*	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.2	Consent of EY Godkendt Revisionspartnerselskab, independent registered public accounting firm

24.1	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Copenhagen, Denmark, on the 15th day of October 2021.

IO Biotech, Inc.

By:	/s/ Mai-Britt Zocca, Ph.D.
Mai-Britt Zocca, Ph.D.
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mai-Britt Zocca and Keith Vendola and each of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mai-Britt Zocca, Ph.D. Mai-Britt Zocca, Ph.D.	Chief Executive Officer; Director (Principal Executive Officer)	October 15, 2021

/s/ Keith Vendola, M.D., M.B.A. Keith Vendola, M.D., M.B.A.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 15, 2021

/s/ Peter Hirth, Ph.D. Peter Hirth, Ph.D.	Chairman of the Board	October 15, 2021

/s/ Kathleen Sereda Glaub Kathleen Sereda Glaub	Director	October 15, 2021

/s/ Emmanuelle Coutanceau, Ph.D. Emmanuelle Coutanceau, Ph.D.	Director	October 15, 2021

/s/ Christian Elling, Ph.D. Christian Elling, Ph.D.	Director	October 15, 2021

Signature	Title	Date

/s/ Claus Andersson, Ph.D. Claus Andersson, Ph.D.	Director	October 15, 2021

/s/ Priyanka Belawat, Ph.D. Priyanka Belawat, Ph.D.	Director	October 15, 2021

/s/ Jack B. Nielsen Jack B. Nielsen	Director	October 15, 2021

/s/ Vanessa Malier Vanessa Malier	Director	October 15, 2021